Exhibit 2.1
EXECUTION VERSION
BUSINESS COMBINATION AGREEMENT AND PLAN OF MERGER
BY AND AMONG
ELAN CORPORATION, PLC,
ANTLER SCIENCE TWO LIMITED,
ELAN SCIENCE FOUR LIMITED,
EDT PHARMA HOLDINGS LIMITED,
EDT US HOLDCO INC.,
ANTLER ACQUISITION CORP.,
AND
ALKERMES, INC.
DATED AS OF MAY 9, 2011

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(continued)

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(continued)

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(continued)
Exhibits
Exhibit A — Form of New Alkermes Shareholder’s Agreement

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BUSINESS COMBINATION AGREEMENT AND PLAN OF MERGER
          THIS BUSINESS COMBINATION AGREEMENT AND PLAN OF MERGER (the “Agreement”), dated as of May 9, 2011, is by and among Elan Corporation, plc, a public limited company incorporated in Ireland (registered number 30356) whose registered address is Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland (“Elan”), Antler Science Two Limited, a private limited company incorporated in Ireland (registered number 498284) whose registered address is 25/28 North Wall Quay, Dublin 1, Ireland and which, immediately prior to the Closing, shall be a wholly owned indirect subsidiary of Elan (“New Alkermes”), Elan Science Four Limited, a private limited company incorporated in Ireland (registered number 476691) whose registered address is Monksland, Athlone Co., Westmeath, Ireland, and which, immediately prior to the Closing, shall be a wholly owned direct subsidiary of New Alkermes (“Holdco”), EDT Pharma Holdings Limited, a private limited company incorporated in Ireland (registered number 448848) whose registered address is 25/28 North Wall Quay, Dublin 1, Ireland and which, immediately prior to the Closing, shall be a wholly owned direct subsidiary of Holdco (“Interco”), EDT US Holdco Inc., a Delaware corporation which, immediately prior to the Closing, shall be a wholly owned direct subsidiary of Interco (“U.S. Holdco”), Antler Acquisition Corp., a Pennsylvania corporation and direct wholly owned subsidiary of U.S. Holdco (“Merger Sub”), and Alkermes, Inc., a Pennsylvania corporation (“Alkermes”). Elan, New Alkermes, Holdco, Interco, U.S. Holdco and Merger Sub, collectively, may be referred to herein as the “Elan Parties” and each of them, individually, as an “Elan Party” and, together with Alkermes, the “Parties” and each and any of them individually a “Party”.
          WHEREAS, as of the date hereof, (a) Elan, certain of its Subsidiaries (as defined below) listed on Schedule A hereto and Elan Science Three Limited (such Subsidiaries, the “Transferring Subsidiaries”) and (b) EHI, conduct the Business (as defined below).
          WHEREAS, Alkermes and Elan desire to combine the businesses of Alkermes with the Business, upon the terms and subject to the conditions set forth in this Agreement, through (a) effectuation by Elan prior to the Closing (as defined below) of the reorganization described in Steps 1 through 11 of Schedule 1 (such Steps, as modified in accordance with Sections 5.3(a) and 5.18, the “Reorganization”), including the transfer by Elan and a Transferring Subsidiary to U.S. Holdco of 100% of all equity interests in Eagle Holdings as set forth on Schedule 1 and thereby the indirect transfer to U.S. Holdco of 100% of all equity interests in EHI (the equity interests in Eagle Holdings and EHI, collectively, the “Purchased Interests”) as set forth on Schedule 1 and the transfer by Elan and the Transferring Subsidiaries to New Alkermes and one or more of the New Alkermes Group Entities (as specified on Schedule 1) of all of their respective right, title and interest in and to the assets and properties currently primarily used or held for use in the Business, other than the Excluded Assets (as defined below) (collectively, with the Purchased Interests, the “Business Assets”), but including the Additional Assets (as defined below), in each case upon the terms and subject to the conditions set forth in the agreements relating to such transfers to be entered in Agreed Form in connection with the Reorganization (collectively, the “Reorganization Transfers” and such agreements in form and substance reasonably acceptable to Alkermes, collectively, the “Reorganization Transfer Agreements”); (b) the merger (the “Merger”) of Merger Sub (which at such time shall be a wholly owned indirect subsidiary of New Alkermes) with and into Alkermes, with Alkermes as the surviving corporation in the Merger as a wholly owned indirect subsidiary of New Alkermes; and (c) the consummation of the transactions contemplated by the IP Transfer Agreement and the IP Transfer Loan Note (the steps outlined in clauses (a) through (c), including the Reorganization and the Merger being collectively referred to as the “Transactions”);
          WHEREAS, as a result of the Merger, the Alkermes Common Stock will be canceled and, at Closing, and in consideration of and in connection therewith, New Alkermes will issue New Alkermes Ordinary Shares to the holders of the shares of Alkermes Common Stock (or their nominees) as more fully described in this Agreement in further consideration of the payment of US$500 million by Merger Sub to New Alkermes and the issue of shares between certain of the New Alkermes Group Entities in the manner set out in Step 12B/C of Schedule 1;
          WHEREAS, (a) the respective boards of directors of Alkermes and Merger Sub have each determined that the Transactions and this Agreement are advisable, fair to and in the best interests of their respective shareholders and have approved and adopted this Agreement and the Plan of Merger contained herein (the “Plan of Merger”), (b) U.S. Holdco, as sole shareholder of Merger Sub, has approved and adopted this Agreement and the Plan of Merger and (c) the board of directors of Elan has determined that the Transactions (including the Reorganization) are in the best interest of Elan and has approved and adopted this Agreement and the transactions contemplated herein (including the Reorganization); and
          WHEREAS, in connection with the closing of the transactions contemplated by this Agreement, Elan, a Subsidiary of Elan (the “Elan Shareholder”), and New Alkermes will enter into a Shareholder’s Agreement in the Agreed Form set forth as Exhibit A to this Agreement (the “Shareholder’s Agreement” and, collectively, with the IP Transfer Agreement, the IP Transfer Loan Note, the Transition Services Agreement and the ELN005 Agreement, the “Ancillary Agreements”).
          NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:
ARTICLE I
Certain Definitions
     Section 1.1. Definitions.
          (a) As used in this Agreement the following terms and derivations thereof shall have the meanings specified in this Section 1.1:
          “Action” shall mean any action, suit, arbitration, hearing, proceeding, investigation or formal inquiry (in each case, whether civil, criminal, administrative, judicial or investigative, whether public or private) commenced, brought, conducted or heard before any Governmental Authority.

          “Additional Assets” shall mean Building 17 of the Monksland Campus, located at Athlone, County Westmeath, Ireland.
          “Affiliate” shall mean, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, Controls, or is Controlled by, or is under Common Control with, such first Person, it being understood that (a) Elan and the Continuing Affiliates shall not be considered to be Affiliates of New Alkermes and its Subsidiaries (including the Surviving Corporation) and vice versa after the Effective Time for purposes of Articles VII and IX and Sections 5.3, 5.5 and 5.9 and (b) New Alkermes and the New Alkermes Group Entities shall be considered to be Affiliates of Elan at all times prior to the Effective Time.
          “Agreed Adjustments” shall mean certain adjustments to the financial statements of the Business set forth on Schedule 2.
          “Agreed Form” shall mean an agreement or other document in the form attached to this Agreement or, if no form is attached, in such form as is reasonably satisfactory to the Parties, unless otherwise provided in this Agreement.
          “Alkermes Acquisition Proposal” shall mean any direct or indirect inquiry, proposal, request or offer (or any improvement, restatement, amendment, renewal or reiteration thereof) relating to any Alkermes Alternative Transaction.
          “Alkermes Alternative Transaction” shall mean any direct or indirect acquisition or purchase by, or other transfer to, any Person (other than New Alkermes or any of its Subsidiaries) of 50% or more of the Alkermes Common Stock or of Alkermes or the assets of Alkermes, including by way of any merger, business combination, joint venture, reorganization, consolidation, recapitalization, liquidation, dissolution or other extraordinary transaction (other than the Merger).
          “Alkermes Common Stock” shall mean the common stock, par value $0.01 per share, of Alkermes and the non-voting common stock, par value $0.01 per share, of Alkermes.
          “Alkermes Financial Advisor” shall mean Morgan Stanley & Co. Incorporated.
          “Alkermes Material Adverse Effect” means any event, change, occurrence or development that, individually or when taken together with all other events, changes, occurrences or developments, has a material adverse effect on (a) the business, assets, liabilities, operations or condition (financial or otherwise) of Alkermes and its Subsidiaries, taken as a whole, or (b) the ability of Alkermes and its Subsidiaries to perform their material obligations under this Agreement and any Ancillary Agreement or to consummate the transactions contemplated hereby and thereby; provided, that any such effect shall, to the extent resulting from the following, be disregarded, in the case of clause (a) only, in determining whether an “Alkermes Material Adverse Effect” has occurred or would reasonably be expected to occur: (i) any change in the market price or trading volume of Alkermes Common Stock in and of itself (it being understood that, except as provided in clauses (ii) through (vi), an event, change, occurrence or development causing or contributing to such change may be considered for purposes of determining the occurrence of an “Alkermes Material Adverse Effect”); (ii) any

changes in Law (or official interpretations thereof) applicable to Alkermes and its Subsidiaries; (iii) changes in general economic, monetary, market or financial conditions, whether in the United States, Ireland or any other country or international market; (iv) acts of God, calamities, national or international political or social conditions, including the engagement in or escalation by any country or any non-state actor in hostilities, whether commenced before or after the date hereof, and whether or not pursuant to a formal declaration of emergency or war, or the occurrence of any military or terrorist attack; (v) changes in U.S. GAAP, IFRS or other accounting principles applicable to Alkermes and its Subsidiaries; or (vi) any delays in, or rejection of, approval for commercial sale by the FDA, the European Medicines Board or any other applicable Governmental Authority of BYDUREON®; except, in the case of each of the foregoing clauses (ii) through (v) to the extent the same has had or would reasonably be expected to have a disproportionate effect on Alkermes and its Subsidiaries relative to the effect generally on other companies in industries or markets similar to Alkermes and its Subsidiaries.
          “Alkermes Rights Agreement” shall mean the rights agreement, dated as of February 7, 2003, as amended, between Alkermes and EquiServe Trust Company, N.A., as Rights Agent.
          “Alkermes SEC Reports” shall mean all forms, reports and documents (including all exhibits, schedules and annexes thereto) filed by Alkermes with the SEC since January 1, 2008.
          “Alkermes Shareholder Approval” shall mean the approval of the Merger by the shareholders of Alkermes by the Required Alkermes Vote.
          “Alkermes Termination Fee” shall mean an amount equal to $25,000,000.
          “Audited Financial Statements” shall mean the audited combined financial statements of the Business containing balance sheets as of December 31, 2010, 2009 and 2008, and statements of operations and of cash flows of the Business for each of the fiscal years in the three-year period ended December 31, 2010, in each case prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods involved and audited in accordance with the standards of the Public Company Accounting Oversight Board (U.S.).
          “Beneficially Own” shall mean, with respect to any securities, (i) having “beneficial ownership” of such securities for purposes of Rule 13d-3 or 13d-5 under the Exchange Act (or any successor statute or regulation), (ii) having the right to become the “beneficial owner” of such securities (whether such right is exercisable immediately or only after the passage of time or the occurrence of conditions) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, rights, warrants or options, or otherwise, or (iii) having an exercise or conversion privilege or a settlement payment or mechanism with respect to any option, warrant, convertible security, stock appreciation, swap agreement or other security, contract right or derivative position, whether or not currently exercisable, at a price related to the value of the securities for which “beneficial ownership” is being determined or a value determined in whole or part with reference to, or derived in whole or in part from, the value of the securities for which “beneficial ownership” is being determined that increases in value as the value of the securities for which “beneficial ownership” is being determined increases or that provides to the holder an opportunity, directly or indirectly, to profit or share in any profit derived from any increase in the value of the securities for which “beneficial ownership” is being determined (excluding any interests, rights, options or other securities set forth in Rule 16a-1(c)(1)-(5) or (7) promulgated pursuant to the Exchange Act). The terms “Beneficial Owner” and “Beneficial Ownership” shall have a correlative meaning.
          “Books and Records” shall mean all of the books, records, information and data of a Person, including (i) corporate minute books, (ii) books and records relating to employees, the purchase of materials, supplies and services, research and development, manufacture and sale of products and services, advertising, packaging, promotional materials and dealings with customers, (iii) books of account, ledgers, general, financial, accounting and personnel records, files, invoices, customer and counterparty lists, documents, agreements, sales data and information, billing records, manuals, material client, counterparty and supplier correspondence, (iv) historical and archival data (in all cases, in any form or medium, including computerized media) and (v) all other registers or books, including registers of members, required to be maintained under applicable Law.
          “Business” shall mean the entire global drug delivery technologies business of Elan and its Affiliates, consisting of researching, developing, licensing, manufacturing, marketing and selling drug delivery technologies or pharmaceutical products incorporating drug delivery technologies and the contract manufacturing of pharmaceutical products.
          “Business Day” shall mean any day that is not a Saturday, Sunday or other day on which the commercial banks in New York City, New York, United States, or Dublin, Ireland, are authorized or required by Law to remain closed.
          “Business Intellectual Property Rights” means all Intellectual Property Rights owned or licensed and used or held for use in the Business.
          “Business Material Adverse Effect” means any event, change, occurrence or development that, individually or when taken together with all other events, changes, occurrences or developments, has a material adverse effect on (a) the business, assets, liabilities, operations or condition (financial or otherwise) of the Business, taken as a whole, or (b) the ability of the Elan Entities to perform their material obligations under this Agreement, the Reorganization Transfer Agreements and any Ancillary Agreement or to consummate the transactions contemplated hereby and thereby; provided, that any such effect shall, to the extent resulting from the following, be disregarded, in the case of clause (a) only, in determining whether a “Business Material Adverse Effect” has occurred or would reasonably be expected to occur: (i) any changes in Law (or official interpretations thereof) applicable to the Business; (ii) changes in general economic, monetary, market or financial conditions, whether in the United States, Ireland or any other country or international market; (iii) acts of God, calamities, national or international political or social conditions, including the engagement in or escalation by any country or any non-state actor in hostilities, whether commenced before or after the date hereof, and whether or not pursuant to a formal declaration of emergency or war, or the occurrence of any military or terrorist attack; or (iv) changes in U.S. GAAP, IFRS or other accounting principles applicable to the Business; except, in the case of each of the foregoing clauses (i) through (iv) to the extent the same has had or would reasonably be expected to have a disproportionate effect on the Business relative to the effect generally on other companies in industries or markets similar to the Business.
          “Certificate of Analysis and Conformity” means the certificate for each batch of Product delivered with such Product and listing the tests performed, the specifications for the manufacture of such Product, and the test results and certifying that such batch of Product was manufactured in accordance with applicable Law, including cGMPs, and production standard operating procedures.
          “cGMPs” means current good manufacturing practices as defined in the U.S. Code of Federal Regulations, 21 CFR Part 210 et seq., the European Union Guidelines to Good Manufacturing Practices for Medicinal Products for Human and Veterinary Use (Vol. IV Rules Governing Medicinal Products in the European Union 2004), and any successor regulatory schemes, as well as any corresponding requirements in other regulatory jurisdictions.
          “Closing Adjustment Amount” shall mean the amount, which may be positive or negative, equal to (a) (i) the Modified Working Capital as of the Effective Time, minus (ii) the Target Working Capital, plus (iii) the Net Cash Amount.
          “Code” shall mean the Internal Revenue Code of 1986, or any Similar Law.
          “Companies Acts” shall mean the Irish Companies Acts 1963 to 2009.
          “Competing Business” shall mean any drug delivery technologies business, consisting of researching, developing, licensing, manufacturing, marketing and selling of drug delivery technologies or pharmaceutical products incorporating drug delivery technologies (which are comparable to oral controlled release technologies and bioavailability enhancement platforms, including nanocrystal technology).
          “Continuing Affiliate” shall mean any Affiliate of Elan that will continue to be an Affiliate of Elan after the Effective Time.
          “Control” (including, with correlative meanings, “Controlled by” and “under Common Control with”) shall mean the possession, direct or indirect, of the power to direct or cause the direction of management or policies of a Person, whether through ownership of securities, by contract or otherwise.
          “Controlled Group Liability” means any and all liabilities of Elan or any entity that is treated as a single employer with Elan for purposes of Title IV of ERISA (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code and (v) under any Similar Law.
          “Corporate Integrity Agreement” shall mean the Corporate Integrity Agreement between OIG and Elan, dated as of December 15, 2010, as it may be amended.
          “Covered Losses” shall mean any and all losses, liabilities, claims, fines, deficiencies, damages, obligations, payments (including those arising out of any settlement,

judgment or compromise relating to any Action), reasonable costs and expenses (including interest and penalties due and payable with respect thereto and reasonable attorneys’ and accountants’ fees and any other reasonable out-of-pocket expenses incurred in investigating, preparing, defending, avoiding or settling any Action), including any of the foregoing arising under, out of or in connection with any Action, order or consent decree of any Governmental Authority or award of any arbitrator of any kind, or any law, rule, regulation, contract, commitment or undertaking.
          “De Minimis Damages” shall mean any single claim (or series of claims arising from the same or similar facts, events or circumstances) for Covered Losses in an amount that is less than $100,000.
          “Eagle Holdings” shall mean Eagle Holdings USA, Inc.
          “EDDI” shall mean Elan Drug Delivery, Inc., a Delaware corporation.
          “EDDI Contracts” shall mean those contracts set forth on Schedule 4.
          “EDT Acquisition Proposal” shall mean any direct or indirect inquiry, proposal or offer (or any improvement, restatement, amendment, renewal or reiteration thereof) relating to any EDT Alternative Transaction.
          “EDT Alternative Transaction” shall mean any direct or indirect acquisition or purchase by, or other transfer to, any Person (other than pursuant to this Agreement) of all or any substantial part of the Business, including by way of any merger, business combination, joint venture, reorganization, consolidation, recapitalization, liquidation, dissolution or other extraordinary transaction involving any of New Alkermes or any New Alkermes Group Entity or any assets or equity of New Alkermes or any New Alkermes Group Entity or any interests constituting part of the Business.
          “EDT Pharma Pension Schemes” shall mean the EDT Pharma Executive Pension Scheme, the EDT Pharma Employee Benefit Plan and the EDT Pharma AVC Scheme, each established by trust Deeds and Rules dated 1 October 2008.
          “EHI” shall mean Elan Holdings, Inc., a Massachusetts corporation, or any successor thereto.
          “Employee Plan” means any employment, severance or similar contract, plan, policy, fund or arrangement (whether or not written) providing for compensation, bonus, profit-sharing, stock option, or other stock-related rights or other forms of incentive or deferred compensation, perquisites, vacation benefits, insurance coverage (including any self-insured arrangements), health or medical benefits, disability benefits, worker’s compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance or other benefits) under which any employee or former employee of the Business, or any beneficiary of such person, may be extended benefits or with respect to which New Alkermes or any New Alkermes Group Entity may have any Liability by operation of Law or otherwise.

          “Environment” shall mean any ambient, workplace or indoor air, surface water, drinking water, groundwater, land surface, subsurface strata, sediment, plant or animal life, natural resources, workplace, and real property and the physical buildings, structures, improvements and fixtures thereon, including sewer, septic and waste treatment, storage or disposal systems.
          “Environmental Laws” shall mean any Law related to: (a) the Environment, including pollution, contamination, cleanup, preservation, protection, Remediation or reclamation of the Environment; (b) human health or safety or the exposure of employees and other persons to any Hazardous Substance; (c) any Release or threatened Release, including investigation, study, assessment, testing, monitoring, containment, removal, Remediation, cleanup or abatement of such Release or threatened Release; (d) the management, manufacture, generation, formulation, processing, labeling, distribution, introduction into commerce, registration, use, treatment, handling, storage, disposal, transportation, re-use, recycling or reclamation of any Hazardous Substance; or (e) the physical structure or condition of a building, facility, fixture or other structure as related to environmental or health and safety impacts.
          “Environmental License” shall mean any permit, license, consent, approval, certificate, qualification, specification, registration or other authorization by a Governmental Authority required by applicable Environmental Law.
          “EPIL” shall mean Elan Pharma International Ltd.
          “ERISA” shall mean the Employee Retirement Income Security Act of 1974, or any Similar Law.
          “ES5” shall mean Elan Science Five Limited, a private limited company incorporated in Ireland.
          “Elan Entity” means the Elan Parties and each Affiliate of Elan that is or is intended to be a party to this Agreement or any Ancillary Agreement.
          “Elan Financial Advisors” means Citibank, N.A. and Ondra Partners.
          “Elan Reorganization Indebtedness” shall mean Indebtedness of $500 million that, following the Reorganization, shall be owing from New Alkermes and certain New Alkermes Group Entities to certain Subsidiaries of Elan.
          “Elan Termination Fee” shall mean an amount equal to $25,000,000.
          “Exchange Act” shall mean the Securities Exchange Act of 1934.
          “Excluded Assets” shall mean those items set forth on Schedule 3.
          “FCPA” shall mean the Foreign Corrupt Practices Act of 1977.
          “Governing Documents” means with respect to any Person, (a) if a corporation (including any Irish public or private limited liability company), the memorandum and articles of association, articles or certificate of incorporation and the bylaws or similar documents; (b) if a general partnership or limited liability partnership, the partnership agreement and any statement of partnership; (c) if a limited partnership, the limited partnership agreement and the certificate of limited partnership; (d) if a limited liability company, the certificate of formation and limited liability company agreement; (e) if another type of Person, any charter or similar document adopted or filed in connection with the creation, formation or organization of the Person; (f) all equityholders’ agreements, voting agreements, voting trust agreements or other similar agreements or documents relating to the organization, management or operation of such entity; and (g) any amendment or supplement to any of the foregoing.
          “Government Official” shall mean any officer, employee, official advisor or agent of (a) a Governmental Authority; (b) a public international organization (e.g., The World Bank); (c) a political party or official thereof; or (d) a candidate for any political office.
          “Governmental Authority” shall mean any international, supranational, federal, state, local, municipal, foreign or other governmental or quasi-governmental authority or self-regulatory organization of any nature of competent authority (including any agency, branch, department, board, commission, court, tribunal, arbitral body or other entity exercising governmental or quasi-governmental powers) or exercising, or entitled or purporting to exercise, any administrative, executive, judicial, legislative, enforcement, regulatory or taxing authority or power.
          “Hazardous Substance” shall mean any pollutant, contaminant, chemical, petroleum or any fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls, or industrial, solid, toxic, radioactive, infectious, disease-causing or hazardous substance, material, waste or agent, including all substances, materials, wastes or agents which are identified, regulated, the subject of liability or requirements for Remediation under, or otherwise subject to, any Environmental Law.
          “Holdco Ordinary Shares” shall mean the ordinary shares of EUR 1.00 per share of Holdco.
          “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
          “IFRS” shall mean International Financial Reporting Standards promulgated by the International Accounting Standards Board (which includes standards and interpretations approved by the International Accounting Standards Board and International Accounting Standards issued under previous constitutions), together with its pronouncements thereon from time to time, as adopted by the European Union, and applied on a basis consistent with Elan’s historic accounting principles and practices.
          “Indebtedness” shall mean with respect to any Person, any obligations of such Person (a) for borrowed money, (b) evidenced by notes, bonds, debentures or similar instruments, (c) for the deferred purchase price of goods or services (other than payables or accruals incurred in the Ordinary Course of Business), (d) under capital leases, or (e) in the nature of guarantees of the obligations described in clauses (a) through (d) above of any other Person.

          “Intellectual Property Right” means any trademark, service mark, trade name, mask work, invention, discoveries, patent, patent application, trade secret, copyright, know-how, data, proprietary information, processes, procedure, protocol, techniques, designs, formulae, products, compound, composition, material, technologies, apparatus, Internet domain names, trade dress and general intangibles of like nature (together with goodwill), customer lists, confidential information, licenses, software, databases and compilations including any and all collections of data and all documentation thereof (including any registrations or applications for registration of any of the foregoing) or any other similar type of proprietary intellectual property right.
          “Interco Ordinary Shares” shall mean the ordinary shares of EUR 1.00 per share of Interco.
          “IP Transfer Agreement” shall mean the agreement for the transfer of certain Intellectual Property Rights by Alkermes to Interco in the Agreed Form set forth in Schedule B.
          “IP Transfer Loan Note” shall mean the note issued by Interco to Alkermes under the IP Transfer Agreement in the Agreed Form set forth in Schedule C.
          “Ireland” shall mean the island of Ireland, excluding the counties of Antrim, Armagh, Derry, Down, Fermanagh and Tyrone.
          “Ireland DB Plans” shall mean the Elan Corporation, plc Defined Benefit Plan (pension and risk benefits) — Executives and the Elan Corporation, plc Defined Benefit Plan (pension and risk benefits) — Staff referred to in Section 3.20(a) of the Elan Disclosure Schedule.
          “Ireland Employees” shall mean the employees whose names are set out in Section 3.20(g)(i) of the Elan Disclosure Schedule and who are employees of New Alkermes or its Subsidiaries immediately after the Effective Time. The term “Ireland Employees” shall not include any employees or former employees of Elan or its Subsidiaries who prior to the Effective Time have retired or have otherwise ceased employment.
          “ISE” shall mean the Irish Stock Exchange Limited.
          “Knowledge” of any Person shall mean the actual knowledge of such Person’s executive officers after reasonable inquiry of the employees of such Person and its Subsidiaries and others responsible for the facts or matters specified.
          “Law” shall mean any United States federal, state or local, or any non-U.S., order, ruling, writ, injunction, judgment, award, decree, statute, law, ordinance, rule or regulation or other requirement issued by a Governmental Authority.
          “Liability” shall mean with respect to any Person, any Indebtedness, liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required by IFRS or U.S. GAAP to be accrued on the financial statements of such Person.

          “Lien” shall mean any imperfection of title, easement, encroachment, security interest, pledge, mortgage, lien (including environmental and tax liens), charge, encumbrance, proxy, right of first option, right of first refusal, conditional sale contract, voting trust or voting agreement or similar restriction or contract to grant any of the foregoing.
          “Marketing Period” shall mean the first period of twenty-five (25) consecutive Business Days after the date hereof throughout which: (i) Alkermes shall have the Required Financial Information that Elan is required to provide to Alkermes pursuant to Section 5.21; provided, that if Elan shall in good faith reasonably believe it has delivered the Required Financial Information, it may deliver to Alkermes a written notice to that effect (stating when it believes it completed such delivery), in which case the Marketing Period shall be deemed to have commenced on the date of such notice unless Alkermes in good faith reasonably believes Elan has not completed delivery of the Required Financial Information, and, within four (4) Business Days after the delivery of such notice by Elan, delivers a written notice to Elan to that effect (stating to the extent reasonably possible which Required Financial Information Elan has not delivered), and (ii) the conditions set forth in Section 8.1 and Section 8.2 shall be satisfied (other than those conditions that by their nature can only be satisfied at the Closing) and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 8.1 and Section 8.2 to fail to be satisfied assuming the Closing were scheduled for any time during such 25-consecutive-Business-Day period; provided, that such period shall not include any period that includes the period from and including August 19, 2011 through and including September 5, 2011; provided, further, that the Marketing Period shall not be deemed to have commenced if, prior to the completion of such 25-consecutive-Business-Day period, (A) KPMG LLP shall have withdrawn its audit opinion with respect to any of the financial statements contained in the Required Financial Information, or (B) Elan shall have publicly announced any intention to restate any material financial information included in the Required Financial Information or that any such restatement is under consideration, in which case the Marketing Period shall be deemed not to commence at the earliest unless and until such restatement has been completed and the affected Required Financial Information has been amended or Elan has publicly announced that no restatement will be required. For the avoidance of doubt, after the Marketing Period has commenced, furnishing Alkermes and/or the Financing Parties with updates to the Required Information (including updates to the financial statements and projections) as required by the Commitment Letter shall not be deemed to restart the 25-consecutive-Business-Day period then in effect.
          “Memorandum and Articles of Association” shall mean the memorandum and articles of association of New Alkermes in effect as of the Closing.
          “Merger Sub Common Stock” shall mean the Common Stock, no par value, of Merger Sub.
          “Modified Working Capital” shall mean, as of any date, the cumulative amount, stated in U.S. Dollars, as of such date, of the asset and liability accounts of the Business specified on Schedule D (with such adjustments as specified on Schedule D) and determined in accordance with U.S. GAAP (applied on a consistent basis with Schedule D, to the extent Schedule D is in accordance with U.S. GAAP) and consistent with the illustrative pro forma calculations of what the Modified Working Capital would have been as of March 31, 2011 as set forth on Schedule D for information purposes (the “Modified Working Capital Statement”). For the avoidance of doubt, to the extent inclusion of any asset or liability in Modified Working Capital would result in double counting of any item included in the calculation of Net Cash Amount, such asset and/or liability shall be excluded from the calculation of Modified Working Capital.
          “Multiemployer Plan” means a multiemployer plan, as defined in Section 3(37) of ERISA.
          “NASDAQ” shall mean the Nasdaq Global Select Stock Market.
          “Net Cash Amount” shall mean, as of the Effective Time, (a) the aggregate amount, as of such time, of all unrestricted cash and cash equivalents (as determined in accordance with U.S. GAAP applied on a consistent basis with the Audited Financial Statements) of New Alkermes and the New Alkermes Group Entities, minus (b) the aggregate amount, as of such time, of all Indebtedness of New Alkermes and the New Alkermes Group Entities (other than the Elan Reorganization Indebtedness and the Indebtedness represented by the IP Transfer Loan Note), stated in U.S. Dollars.
          “New Alkermes Employee” shall mean any (i) Transferred Employee or (ii) any employee of Alkermes or any of its Subsidiaries who is so employed on the date of this Agreement or as of the Closing.
          “New Alkermes Group Entities” shall mean, collectively, Holdco, Interco, U.S. Holdco, Merger Sub (prior to the Effective Time) and the U.S. Acquired Entities, and, each of them, individually, a “New Alkermes Group Entity”.
          “New Alkermes Ordinary Shares” shall mean the ordinary shares, with a nominal value of $0.01, of New Alkermes.
          “OIG” shall mean the Office of the Inspector General of the Department of Health and Human Services or any successor thereto.
          “Ordinary Course of Business” shall mean the ordinary course of business of a Person; provided, that an action taken by a Person will be deemed to have been taken in the ordinary course of business if that action is substantially consistent with the past practices of such Person; provided, further, that the ordinary course of business of the Business shall refer to the ordinary course of business of (i) New Alkermes and the New Alkermes Group Entities and (ii) prior to the Reorganization Transfers, Elan and its Subsidiaries (other than New Alkermes and the New Alkermes Group Entities, but including EHI) in respect of the Business.
          “PBCL” means the Pennsylvania Business Corporation Law of 1988.
          “PBGC” means the Pension Benefit Guaranty Corporation.
          “Permitted Liens” shall mean all Liens (i) which are reflected or reserved against in the Business Balance Sheet (up to the amounts so reflected or reserved against); (ii) which arise out of Taxes or general or special assessments not in default and payable without penalty or interest or the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with IFRS and reflected on the Business Balance Sheet; (iii) of carriers, warehousemen, mechanics, materialmen and other similar persons or otherwise imposed by law incurred in the Ordinary Course of Business for sums not yet delinquent or being contested in good faith; (iv) which relate to deposits made in the Ordinary Course of Business in connection with workers’ compensation, unemployment insurance and other types of social security; (v) which do not materially impair the use of the asset subject thereof for the purposes for which currently used; and (vi) in the case of the Business Real Property, (A) easements, quasi-easements, licenses, covenants, rights-of-way, rights of re-entry or other similar restrictions that would be shown by a current title report or other similar report or listing, (B) any conditions that may be shown by a current survey or physical inspection and (C) zoning, building, subdivision or other similar requirements or restrictions, in the case of each of the agreements, conditions, restrictions or other matters referenced in this clause (vi) which do not materially impair the use, utility, marketability or value of the applicable property affected or encumbered thereby.
          “Person” shall mean any individual, private or public company, corporation (including not-for-profit), general or limited partnership, unlimited or limited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature, including a government or political subdivision or an agency or instrumentality thereof.
          “Post-Closing Employee Plan” shall mean any employment, severance or similar contract, plan, policy, fund or arrangement (whether or not written) providing for compensation, bonus, profit-sharing, stock option, or other stock-related rights or other forms of incentive or deferred compensation, perquisites, vacation benefits, insurance coverage (including any self-insured arrangements), health or medical benefits, disability benefits, worker’s compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance or other benefits) maintained for the benefit of Transferred Employees in respect of service after the Closing Date by New Alkermes or any New Alkermes Group Entity.
          “Pre-Closing Environmental Matters” shall mean (a) any and all non-compliance with Environmental Laws or Environmental Licenses by or in respect of the Business, New Alkermes, the New Alkermes Group Entities or the Additional Assets, to the extent attributable to events, acts, failures to act or conditions which occurred or existed prior to or at the Effective Time, including any fines or penalties and any reasonable costs or expenses necessary to correct such non-compliance; (b) any Action pursuant to Environmental Law for personal injury, property damage, damage to the Environment, relating to the Business or the Additional Assets or against New Alkermes or the New Alkermes Group Entities, to the extent attributable to events, acts, failures to act or conditions which occurred or existed prior to or at the Effective Time; (c) any Liability of New Alkermes or any New Alkermes Group Entity resulting from a threatened or actual Release or presence of or exposure to any Hazardous Substance, to the extent attributable to events, acts, failures to act or conditions which occurred or existed prior to or at the Effective Time; (d) any Remediation required by Environmental Law, relating to the Business, the Additional Assets, New Alkermes or the New Alkermes Group Entities, to the extent attributable to events, acts, failures to act or conditions which occurred, existed or originated prior to or at the Effective Time; and (e) any Liability of New Alkermes or any New

Alkermes Group Entity resulting from any waste materials or other Hazardous Substances generated by the Business, the Additional Assets, New Alkermes or the New Alkermes Group Entities prior to or at the Effective Time, and recycled, treated, stored, transported, or disposed of on-site or off-site, including pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act, or any Similar Laws or similar U.S. state Laws.
          “Products” shall mean any product currently or historically developed, manufactured, marketed, processed, distributed, sold or introduced into commerce by the Business.
          “Registration Statement” means the registration statement of New Alkermes on Form S-4, registering under the Securities Act the New Alkermes Ordinary Shares to be issued to holders of Alkermes Common Stock in the Merger.
          “Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of any Hazardous Substance, in, on, into or onto the Environment, including the abandonment or discard of barrels, containers, tanks or other receptacles containing any Hazardous Substance.
          “Remediation” shall mean any investigation, study, assessment, testing, monitoring, containment, removal, remediation, response, cleanup or abatement of any threatened or actual Release or presence of or exposure to any Hazardous Substance, whether on-site or off-site.
          “Representatives” shall mean a Person’s officers, directors, consultants, advisors, employees, stockholders, agents or other advisors or representatives.
          “SEC” shall mean the United States Securities and Exchange Commission.
          “Securities Act” shall mean the Securities Act of 1933.
          “Similar Law” shall mean any law of a jurisdiction outside the United States that is similar to the applicable U.S. federal, state or local Law.
          “Specified Matters” shall mean (i) the Excluded Assets, (ii) the Reorganization, including as a result of any failure to seek or obtain a ruling or other relief from any Governmental Authority (including Irish Revenue) in respect of the Reorganization and (iii) Actions or claims by Transferred Employees relating to or arising from the Elan Stock Option Plans.
          “Subsidiary” shall mean, with respect to any Person, any other entity (i) whose securities or other ownership interests, having by their terms the power to elect a majority of the board of directors or other Persons performing similar functions, are Beneficially Owned or Controlled, directly or indirectly, by such Person, (ii) whose business and policies such Person has the power, directly or indirectly, to direct, or (iii) of which 50% or more of the securities, partnership or other ownership interests are owned, directly or indirectly, by such Person; it being understood that, unless otherwise specified, New Alkermes and the New Alkermes Group Entities shall be considered Subsidiaries of Elan at all times prior to the Effective Time.

          “Target Working Capital” shall mean $65,800,000.
          “Termination Fee” means the Alkermes Termination Fee or the Elan Termination Fee, as applicable.
          “Title IV Plan” means a plan subject to Title IV of ERISA other than any Multiemployer Plan.
          “Transfer Regulations” shall mean the European Communities (Protection of Employees on Transfer of Undertakings) Transfer Regulations, 2003.
          “Transferred Books and Records” shall mean all Books and Records held for or on behalf of New Alkermes or any New Alkermes Group Entity and all Books and Records held for or on behalf of Elan or any Continuing Affiliates relating primarily to the operations of the Business.
          “Transferred Employees” means the Ireland Employees and the U.S. Employees collectively.
          “Transferred IP” shall mean any Intellectual Property Right owned by or licensed to Elan or any of its Subsidiaries and used in the Business, but, for the avoidance of doubt, shall not include any Intellectual Property Right transferred by Alkermes to a New Alkermes Group Entity pursuant to the IP Transfer Agreement.
          “Transition Services Agreement” shall mean the transition services agreement between New Alkermes, on the one hand, and Elan and any relevant Continuing Affiliates, on the other hand, to be in a form mutually acceptable to the Parties and executed on or prior to the Closing Date, by which Elan and any relevant Continuing Affiliates agree to provide services to New Alkermes and its Subsidiaries (and vice versa) from and after the Closing Date, including services and other terms and conditions are specified on Schedule E.
          “TUPE Transfer” shall mean a transfer of a business within the meaning of the Transfer Regulations.
          “TUPE Transfer Date” shall mean the date with effect from which a TUPE Transfer occurs.
          “U.S. Acquired Entities” shall mean Eagle Holdings and EHI.
          “U.S. Employees” shall mean the employees whose names are set out in Section 3.20(g)(ii) of the Elan Disclosure Schedule and who are employees of New Alkermes or its Subsidiaries immediately after the Effective Time. The term “U.S. Employees” shall not include any employees or former employees of Elan or its Subsidiaries who prior to the Effective Time have retired or have otherwise terminated employment.
          “U.S. GAAP” shall mean United States generally accepted accounting principles.

          “U.S. Holdco Common Stock” shall mean the Common Stock, par value $0.01 per share, of U.S. Holdco.
          (b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Accrued Bonus Expense	6.1(b)
Acquired Confidential Information	5.1(c)
Adjustment Payment Date	2.15(f)
Affiliate Agreement	3.14
Agreement	Preamble
Alkermes	Preamble
Alkermes Balance Sheet	4.7
Alkermes Balance Sheet Date	4.7
Alkermes Certificates	2.10(b)
Alkermes Change in Recommendation	10.1(e)
Alkermes Disclosure Schedule	Article IV
Alkermes Financial Statements	4.6(b)
Alkermes Indemnified Parties	9.2(a)
Alkermes Options	4.2(a)
Alkermes Proxy Statement	5.11(a)
Alkermes SEC Reports	4.6
Alkermes Shareholders Meeting	5.12
Alkermes Stock Awards	4.2(a)
Alkermes Tax Indemnitees	7.11(a)
Ancillary Agreements	Recitals
Anti-Bribery Laws	3.12(d)(i)
Articles of Merger	2.5
Balance Sheet Date	3.4(a)
Business Assets	Recitals
Business Balance Sheet	3.4(a)
Business Material Contracts	3.14
Business Real Property	3.6(b)
Cash Payment	2.2
Closing	2.1
Closing Date	2.1
Closing Modified Working Capital	2.15(b)
Closing Net Cash Amount	2.15(b)
Closing Payment Certificate	2.15(a)
Closing Payments	2.2
COBRA coverage	6.2(b)
Commitment Letter	4.14(a)
Confidentiality Agreement	5.1(c)
Deeds of Transfer	5.3(i)
Definitive Financing Agreements	5.21(a)
Designated Assets	5.18

Term	Section
Effective Time	2.5
Elan	Preamble
Elan Disclosure Schedule	Article III
Elan Indemnified Parties	9.3(a)
Elan Parties	Preamble
Elan Shareholder	Recitals
Elan Tax Indemnitors	7.11(b)
ELN005 Agreement	5.7(b)
Estimated Closing Adjustment Amount	2.15(a)
Estimated Modified Working Capital	2.15(a)
Estimated Net Cash Amount	2.15(a)
Exchange Agent	2.10(a)
Exchange Fund	2.10(a)
Exchange Ratio	2.9(a)
FDA	3.10
FDCA	3.10
Final Closing Adjustment Amount	2.15(d)
Final Modified Working Capital	2.15(d)
Final Net Cash Amount	2.15(d)
Financing	4.14(a)
Financing Parties	5.21(b)
Governmental Antitrust Authority	5.2(c)
Historical Financial Statements	3.4(a)
Holdco	Preamble
IMB	3.10
Import/Export Control Laws	3.12(b)
Indemnity Recipient	7.14
Interco	Preamble
Irish Revenue	7.6(b)
Licenses	3.10
Merger	Recitals
Merger Consideration	2.9(a)
Merger Sub	Preamble
Neutral Auditors	2.15(d)
New Alkermes	Preamble
New Alkermes 401(k) Plan	6.2(c)
New Alkermes Transition Bonus Plan	6.1(b)
Notice of Claim	9.4(a)
Parties	Preamble
PHSA	3.10
Plan of Merger	Recitals
Post-Closing Period	7.11(c)
Post-Closing Straddle Period	7.11(h)
Pre-Closing Period	7.11(d)
Pre-Closing Straddle Period	7.11(e)
Proposed Final Closing Adjustment Amount	2.15(b)

Term	Section
Purchased Interests	Recitals
Receiving Party	5.1(c)
Reorganization	Recitals
Relevant Indemnity Payments	7.14
Reorganization Transfer Agreements	Recitals
Reorganization Transfers	Recitals
Required Alkermes Vote	4.12
Required Financial Information	5.21(b)
Resolution Period	2.15(c)
Retained Confidential Information	5.1(c)
Returns	7.11(f)
Rights	4.2(a)
SDCA	7.6(d)
Shareholder’s Agreement	Recitals
Straddle Period	7.11(g)
Straddle Period Return	7.5(c)
Surviving Corporation	2.4
Tax	7.11(i)
Taxes	7.11(i)
Tax Accounting Referee	7.11(j)
Tax Benefits	7.14(b)
Tax Claim	7.11(k)
Tax Proceeding	7.6(e)
Tax Returns	7.11(f)
Taxing Authority	7.11(l)
TCA	7.1(f)
Termination Date	10.1(b)
Threshold	9.5
Transactions	Recitals
Transfer Tax	7.11(m)
Transferring Subsidiaries	Recitals
U.S. Holdco	Preamble
          Section 1.2. Usage.
          (a) Interpretation. In this Agreement, unless a clear contrary intention appears:
     (i) the singular number includes the plural number and vice versa;
     (ii) reference to any Person includes such Person’s legal representatives, successors and assigns but, if applicable, only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually;
     (iii) reference to either gender includes the other gender;

     (iv) reference to any agreement, document or instrument means such agreement, document or instrument as amended or modified and in effect in accordance with the terms thereof;
     (v) reference to any Law means such Law as amended, modified, codified, replaced or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder, and reference to any section or other provision of any Law means that provision of such Law from time to time in effect and constituting the substantive amendment, modification, codification, replacement or reenactment of such section or other provision;
     (vi) “hereunder,” “hereof,” “hereto,” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Article, Section or other provision hereof;
     (vii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding such term;
     (viii) with respect to the determination of any period of time, “from” means “from and including” and “to” means “to but excluding”;
     (ix) “provided to Alkermes” means made available to Alkermes in the electronic dataroom at https://datasite.merrillcorp.com/bidder/index_frame.do?projectId=87114, or other permanent physical or electronic media, in each case, prior to the date hereof;
     (x) references to “USD” “$” or “dollars” shall be to U.S. Dollars;
     (xi) any reference herein to “EUR”, “€” or “euros” are to euros, the lawful currency of Ireland;
     (xii) any references herein to a specific Section, Schedule, Annex or Exhibit shall refer, respectively, to Sections, Schedules, Annexes or Exhibits of this Agreement;
     (xiii) words and phrases the definitions of which are contained or referred to in the Companies Acts shall be construed as having the meanings thereby attributed to them;
     (xiv) any reference to an Irish legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than Ireland, be deemed to include a reference to what most nearly approximates in that jurisdiction to the Irish legal term;
     (xv) any reference to a U.S. federal, state or local Law shall, whether or not accompanied by reference to Similar Laws, be construed where appropriate to include references to the nearest equivalent applicable Laws in any other jurisdiction;
     (xvi) any reference to any statute or statutory provision shall be deemed to include any statute or statutory provision that amends, extends, consolidates, re-enacts or replaces same, or which has been amended, extended, consolidated, re-enacted or replaced (whether before or after the date of this Agreement) by same and shall include any orders, regulations, instruments or other subordinate legislation made under the relevant statute; and
     (xvii) references to documents, instruments or agreements shall be deemed to refer as well to all addenda, exhibits (other than exhibits constituting agreements, which shall only become legally binding upon execution and delivery by the parties thereto), schedules or amendments thereto from time to time.
          (b) Accounting Terms and Determinations. Unless otherwise specified herein, all accounting terms used herein shall be interpreted and all accounting determinations hereunder shall be made in accordance with U.S. GAAP.
          (c) Legal Representation of the Parties. This Agreement was negotiated by the Parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any Party shall not apply to any construction or interpretation hereof.
ARTICLE II
The Merger; Closing of Transactions
          Section 2.1. Time and Place of Closing. The closing of the Transactions (the “Closing”) shall take place (a) at 9:00 a.m., New York City time, at the offices of Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York 10006, on the later of (i) the fifth (5th) Business Day following the date on which the last to be satisfied or waived of the conditions set forth in Article VIII (other than those conditions that by their nature cannot be satisfied until the Closing, but subject to the satisfaction or, where permitted, waiver of those conditions) shall be satisfied or waived in accordance with this Agreement and (ii) the earlier of (A) a date during the Marketing Period to be specified by Alkermes on at least three (3) Business Days’ notice to Elan and (B) the final day of the Marketing Period, or (b) at such other place, time and/or date as Alkermes and Elan shall agree (the date of the Closing, the “Closing Date”). The Closing shall be deemed to occur at 12:01 a.m., New York City time, on the Closing Date.
          Section 2.2. Elan Proceeds. The aggregate payments received by Elan (or one or more of its Continuing Affiliates) pursuant to this Agreement in connection with the Transactions and other transactions contemplated hereby shall consist of (a) 31,900,000 New Alkermes Ordinary Shares that the Elan Shareholder shall continue to hold as of the Effective Time, plus (b) a payment by wire transfer from or on behalf of Alkermes, New Alkermes or their respective Subsidiaries, as applicable, of immediately available funds in an amount equal to

$500,000,000 in full and final satisfaction of the Elan Reorganization Indebtedness (the “Cash Payment”) (collectively, the “Closing Payments”), subject to any adjustment to the Cash Payment pursuant to Section 2.15.
          Section 2.3. Alkermes Payments. In addition to other good and valuable consideration, including the cancellation of the Alkermes Common Stock pursuant to the Merger, Merger Sub shall make a payment of $500 million by way of paying up the nominal value and any premium of the New Alkermes Ordinary Shares to be issued at the Effective Time to New Alkermes in consideration for the undertaking by New Alkermes to issue New Alkermes Ordinary Shares valued at $500 million to holders of Alkermes Common Stock as of immediately prior to the Effective Time in accordance with Section 2.9(a).
          Section 2.4. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with Section 1921 et seq. of the PBCL, Merger Sub shall be merged with and into Alkermes at the Effective Time. Following the Merger, the separate corporate existence of Merger Sub shall cease and Alkermes shall continue as the surviving corporation (the “Surviving Corporation”).
          Section 2.5. Effective Time. Upon the Closing, Merger Sub and Alkermes shall (a) file articles of merger with the Department of State of the Commonwealth of Pennsylvania (the “Articles of Merger”) in such form as is required by and executed in accordance with the relevant provisions of the PBCL and (b) make all other filings or recordings required under the PBCL. The Merger shall become effective at such time as the Articles of Merger are duly filed with the Department of State of the Commonwealth of Pennsylvania, or at such subsequent time as Alkermes and Elan shall agree and as shall be specified in the Articles of Merger (the date and time the Merger becomes effective being the “Effective Time”).
          Section 2.6. Effects of the Merger. At and after the Effective Time, the Merger will have the effects set forth in the PBCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the separate corporate existence of Merger Sub shall cease and all the property, rights, privileges, powers and franchises of Alkermes and Merger Sub shall be vested in the Surviving Corporation, and all debts, liabilities and duties of Alkermes and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.
          Section 2.7. Governing Documents. (a) The articles of incorporation of the Surviving Corporation shall be amended as of the Effective Time to read in the Agreed Form as set forth on Schedule F. The by-laws of Alkermes, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.
          (b) Elan and New Alkermes shall take, or cause to be taken, such actions as are necessary so that, effective as of the Effective Time, the Memorandum and Articles of Association of New Alkermes read in the Agreed Form as set forth on Schedule G.
          Section 2.8. Officers and Directors. (a) The officers of Alkermes as of immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, until the earlier of their resignation or removal or otherwise ceasing to be an officer or until their respective successors are duly elected and qualified, as the case may be. The directors of Alkermes as of immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, which individuals will serve as directors of the Surviving Corporation until the earlier of their resignation or removal or otherwise ceasing to be a director or until their respective successors are duly elected and qualified.
          (b) Elan, New Alkermes, Holdco, Interco and U.S. Holdco shall take, or cause to be taken, such actions as are necessary so that, effective as of the Effective Time, the officers and directors of New Alkermes, Holdco, Interco and U.S Holdco shall be the individuals specified by Alkermes to Elan in writing at least three (3) Business Days prior to Closing, which individuals will serve in such capacities until the earlier of their resignation or removal or otherwise ceasing to be an officer or director, as the case may be, or until their respective successors are duly elected and qualified, as the case may be.
          Section 2.9. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or any of their respective shareholders:
          (a) Conversion of Alkermes Common Stock. Each share of Alkermes Common Stock issued and outstanding immediately prior to the Effective Time, and all rights in respect thereof, including the associated Series A Junior Participating Preferred Stock Purchase Rights issuable pursuant to the Alkermes Rights Agreement, shall be canceled and automatically converted into and become the right to receive one New Alkermes Ordinary Share (the “Exchange Ratio”). As a result of the Merger, at the Effective Time, each holder of an Alkermes Certificate shall cease to have any rights with respect thereto, except the right to receive the consideration payable in respect of the shares of Alkermes Common Stock represented by such Alkermes Certificate immediately prior to the Effective Time and any dividends or other distributions payable pursuant to Section 2.10(c), all to be issued or paid, without interest, in consideration therefor upon surrender of such Alkermes Certificate in accordance with Section 2.10(b) (or, in the case of a lost, stolen or destroyed Alkermes Certificate, Section 2.10(i)), collectively, referred to as the “Merger Consideration”. Each share of Alkermes Common Stock held in treasury immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no distribution shall be made with respect thereto.
          (b) Merger Sub Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or any of their respective shareholders, each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time, and all rights in respect thereof, shall forthwith be canceled and cease to exist and be converted into one fully paid and nonassessable share of common stock of the Surviving Corporation, which shall constitute the only outstanding shares of capital stock of the Surviving Corporation and which shall be held by U.S. Holdco.
          (c) Additional Issuances. At the Effective Time, by virtue of the Merger and in consideration of the undertaking of each parent entity to effect the Transactions as described in this Agreement, without any further action on the part of the Parties or any of their respective shareholders: (i) U.S. Holdco shall issue to Interco the number of shares of U.S. Holdco Common Stock equal to three times (3X) the number of shares of U.S. Holdco Common Stock which Interco holds immediately prior to the Effective Time; (ii) Interco shall issue to Holdco the number of Interco Ordinary Shares equal to three times (3X) the number of Interco Ordinary Shares which Holdco holds immediately prior to the Effective Time; and (iii) Holdco shall issue to New Alkermes the number of Holdco Ordinary Shares equal to three times (3X) the number of Holdco Ordinary Shares which New Alkermes holds immediately prior to the Effective Time.
          Section 2.10. Exchange of Shares and Certificates.
          (a) Exchange Agent. Prior to the Effective Time, New Alkermes shall engage Computershare or another institution satisfactory to Alkermes (acting in its sole discretion) to act as exchange agent in connection with the Merger (the “Exchange Agent”). At or prior to the Effective Time, New Alkermes shall issue to the Exchange Agent, in trust for the benefit of the holders of shares of Alkermes Common Stock immediately prior to the Effective Time, certificates representing the New Alkermes Ordinary Shares issued pursuant to Section 2.9(a) (or appropriate alternative arrangements satisfactory to Alkermes (acting in its sole discretion) shall be made by New Alkermes if uncertificated New Alkermes Ordinary Shares will be issued). In addition, New Alkermes shall make available by depositing with the Exchange Agent, as necessary from time to time after the Effective Time, cash in an amount sufficient to make the payments in respect of any dividends or distributions to which holders of shares of New Alkermes Ordinary Shares may be entitled pursuant to Section 2.10(c). All cash and certificates representing New Alkermes Ordinary Shares deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.”
          (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, and in any event within ten (10) Business Days after the Effective Time, New Alkermes shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Alkermes Common Stock (the “Alkermes Certificates”), which at the Effective Time were converted into the right to receive the Merger Consideration pursuant to Section 2.9, (i) a letter of transmittal (which shall specify that delivery shall be effected, and that risk of loss and title to the Alkermes Certificates shall pass, only upon delivery of the Alkermes Certificates to the Exchange Agent and which shall be in form and substance reasonably satisfactory to New Alkermes and Alkermes) and (ii) instructions for use in effecting the surrender of the Alkermes Certificates in exchange for New Alkermes Ordinary Shares and any dividends or other distributions payable pursuant to Section 2.10(c). Upon surrender of Alkermes Certificates for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Alkermes Certificates shall be entitled to receive in exchange therefor that number of New Alkermes Ordinary Shares (after taking into account all Alkermes Certificates surrendered by such holder) to which such holder is entitled pursuant to Section 2.9 (which shall be in uncertificated form) and any dividends or distributions payable pursuant to Section 2.10(c), and the Alkermes Certificates so surrendered shall forthwith be canceled. In the event of a transfer of ownership of shares of Alkermes Common Stock which is not registered in the transfer records of Alkermes, the proper number of New Alkermes Ordinary Shares in form may be transferred to a Person other than the Person in whose name the Alkermes Certificate so surrendered is registered, if such Alkermes Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such transfer shall pay any transfer or other Taxes required by reason of the issuance of New

Alkermes Ordinary Shares to a Person other than the registered holder of such Alkermes Certificate or establish to the reasonable satisfaction of New Alkermes that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.10(a), each Alkermes Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration upon such surrender. No interest shall be paid or shall accrue on any amount payable pursuant to Section 2.10(c).
          (c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to New Alkermes Ordinary Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Alkermes Certificate with respect to the New Alkermes Ordinary Shares represented thereby until such Alkermes Certificate has been surrendered in accordance with this Section 2.10. Subject to applicable Law and the provisions of this Section 2.10, following surrender of any such Alkermes Certificate, there shall be transferred or paid to the recordholder thereof by the Exchange Agent, without interest, (i) promptly after such surrender, the number of New Alkermes Ordinary Shares transferrable in exchange therefor pursuant to this Section 2.10 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole New Alkermes Ordinary Shares and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to such New Alkermes Ordinary Shares.
          (d) No Further Ownership Rights in Alkermes Common Stock. All New Alkermes Ordinary Shares transferred upon the surrender for exchange of Alkermes Certificates in accordance with the terms of this Article II and any cash paid pursuant to Section 2.10(c) shall be deemed to have been transferred (or paid) in full satisfaction of all rights pertaining to the shares of Alkermes Common Stock previously represented by such Alkermes Certificates. After the Effective Time, the stock transfer books of Alkermes shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Alkermes Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Alkermes Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.
          (e) Termination of Exchange Fund. Any portion of the Exchange Fund which has not been transferred to the holders of Alkermes Certificates as of the one year anniversary of the Effective Time shall be delivered to New Alkermes or its designee, upon demand, and the New Alkermes Ordinary Shares included therein shall be sold at the best price reasonably obtainable at that time. Any holder of Alkermes Certificates who has not complied with this Article II prior to the one year anniversary of the Effective Time shall thereafter look only to New Alkermes for payment of such holder’s claim for the Merger Consideration (subject to abandoned property, escheat or other similar applicable Laws) but only as a general creditor thereof for payment of such holder’s claim for such holder’s portion of the cash proceeds of the sale of the New Alkermes Ordinary Shares (and any related cash).
          (f) No Liability. None of New Alkermes, any New Alkermes Group Entity, Merger Sub, Alkermes, any Elan Entity or the Exchange Agent or any of their respective directors, officers, employees and agents shall be liable to any Person in respect of any New

Alkermes Ordinary Shares (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
          (g) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by New Alkermes on a daily basis; provided, that no such investment or loss thereon shall affect the amounts payable to former stockholders of Alkermes after the Effective Time pursuant to this Article II. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable pursuant to this Article II shall promptly be paid to New Alkermes.
          (h) Withholding Rights. New Alkermes and the Exchange Agent shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement to any Person who was a holder of Alkermes Common Stock immediately prior to the Effective Time such amounts as New Alkermes or the Exchange Agent may be required to deduct and withhold with respect to the making of such payment under the Code or any other provision of federal, state, local or non-U.S. Tax law. To the extent that amounts are so withheld by New Alkermes or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.
          (i) Lost, Stolen or Destroyed Certificates. In the event any Alkermes Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Alkermes Certificates, upon the making of an affidavit of that fact by the holder thereof, such New Alkermes Ordinary Shares as may be required pursuant to Section 2.9(a) and any dividends or distributions payable pursuant to Section 2.10(c); provided, that New Alkermes may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Alkermes Certificates to deliver an agreement of indemnification in a form reasonably satisfactory to New Alkermes, or a bond in such sum as New Alkermes may reasonably direct as indemnity, against any claim that may be made against New Alkermes or the Exchange Agent in respect of the Alkermes Certificates alleged to have been lost, stolen or destroyed.
          Section 2.11. Alkermes Stock Based Awards. (a) Each Alkermes Option that is outstanding immediately prior to the Effective Time shall be converted at the Effective Time into an option to acquire, on substantially the same terms and conditions as were applicable under such Alkermes Option, the number of New Alkermes Ordinary Shares, determined by multiplying the number of shares of Alkermes Common Stock subject to such Alkermes Option immediately prior to the Effective Time by the Exchange Ratio, at an exercise price per New Alkermes Ordinary Share equal to (A) the exercise price per share of Alkermes Common Stock otherwise purchasable pursuant to such Alkermes Option divided by (B) the Exchange Ratio; and
          (b) Each Alkermes Stock Award that is outstanding immediately prior to the Effective Time shall be converted at the Effective Time into a right to receive, on substantially the same terms and conditions as were applicable under such Alkermes Stock Award, the number of New Alkermes Ordinary Shares, determined by multiplying the number of shares of Alkermes Common Stock subject to such Alkermes Stock Award immediately prior to the Effective Time by the Exchange Ratio.
          (c) The adjustments provided in Section 2.11 with respect to any Alkermes Options that are “incentive stock options” (as defined in Section 422 of the Code) are intended to be effected in a manner that is consistent with Section 424(a) of the Code. For the avoidance of doubt, the exercise price of, and the number of shares subject to, each Adjusted Option and Adjusted Post Signing Option shall be determined in a manner necessary to comply with Section 409A of the Code and the Treasury Regulations thereunder.
          (d) As soon as reasonably practicable following the date of this Agreement, and in any event prior to the Effective Time, the board of directors of Alkermes (or, if appropriate, any committee administering Alkermes’ stock-based incentive plans) and New Alkermes shall adopt such resolutions and take such other actions as may be reasonably required to effectuate the foregoing provisions of this Section 2.11.
          Section 2.12. Additional Assets. Elan shall, and shall cause its Subsidiaries to, convey to New Alkermes or a New Alkermes Group Entity designated by Alkermes prior to the Closing, all right, title and interest in and to the Additional Assets, such that from and after the Closing, New Alkermes or one of its Subsidiaries shall hold all right, title and interest in and to the Additional Assets.
          Section 2.13. Deliveries by Elan and the Continuing Affiliates. At the Closing, Elan shall, or shall cause one or more of the Continuing Affiliates to, as the case may be, deliver the following to New Alkermes and Alkermes or the applicable Affiliate thereof:
     (i) certificates or notarial assignment deeds for, or such other instruments evidencing ownership by New Alkermes (directly or indirectly) under applicable Law of, the Purchased Interests and all other outstanding equity of the New Alkermes Group Entities, which constitute and will constitute as of the Closing, 100% of the issued and outstanding shares of capital stock or other equity interests of the New Alkermes Group Entities, in each case with appropriate stock powers or other instruments of transfer and requisite tax stamps (including Irish e-stamping certificates) attached and properly signed (and, in the event that the Reorganization includes the transfer of assets and/or assumption of liabilities by New Alkermes or any of the New Alkermes Group Entities, such other documentation as may be reasonably requested by Alkermes to reflect the transfer of such assets and liabilities to New Alkermes or the applicable New Alkermes Group Entities) and, in the case of any Irish incorporated company, share registers showing the correct legal ownership of shares in such company;
     (ii) a bill of sale or other appropriate document of transfer, in form and substance reasonably acceptable to Alkermes, transferring the Designated Assets;
     (iii) all Transferred Books and Records, if any, in the possession of Elan or any Continuing Affiliate to the extent not then in the custody of New

Alkermes or any New Alkermes Group Entity or located on the premises of New Alkermes or any New Alkermes Group Entity, other than Transferred Books and Records that are not reasonably practicable to deliver at the Closing;
     (iv) the certificate required to be delivered by Elan pursuant to Section 8.2(f);
     (v) a counterpart of the Shareholder’s Agreement duly executed by Elan and the Elan Shareholder;
     (vi) counterparts to the IP Transfer Agreement and IP Transfer Loan Note, effective as of immediately prior to the Closing, duly executed by Interco, unless Alkermes shall have determined, in its sole discretion, that there has been a change in Law that would materially increase the risk of having an adverse impact on Alkermes or the benefits intended to be achieved by such agreements;
     (vii) counterparts to any other Ancillary Agreement to be entered into at the Effective Time;
     (viii) documentation reasonably satisfactory to Alkermes evidencing the payment in full of the Elan Reorganization Indebtedness;
     (ix) certificates of the Secretary of Elan and any Transferring Subsidiary that is expected to be a party to any Ancillary Agreement, dated the Closing Date, (i) as to the incumbency and signatures of the officers or Representatives of Elan, New Alkermes any New Alkermes Group Entity and any Continuing Affiliate executing this Agreement or any Ancillary Agreement or certificate or other agreement to be delivered pursuant to this Agreement or any Ancillary Agreement, together with evidence of incumbency of such Secretary, and (ii) certifying attached resolutions of the respective board of directors of Elan, New Alkermes, Holdco, Interco, U.S. Holdco and Merger Sub and any Transferring Subsidiary that authorize the execution, delivery and performance of this Agreement and the Ancillary Agreements, as the case may be, which resolutions shall be in full force and effect at the Effective Time;
     (x) resignations in Agreed Form, effective as of the Effective Time, of those directors and officers of New Alkermes and the New Alkermes Group Entities as Alkermes may request;
     (xi) a receipt acknowledging payment of the Cash Payment in full satisfaction of Alkermes’ obligations under Section 2.2 (but subject to any further obligations contained in this Agreement);
     (xii) a general release and discharge from Elan, on behalf of itself and the Continuing Affiliates, executed and delivered to Alkermes, in form and substance reasonably acceptable to Alkermes, releasing and discharging each of New Alkermes and the New Alkermes Group Entities from any and all Liabilities to Elan or any Continuing Affiliates in connection with or arising out of any act or omission of any of New Alkermes or any New Alkermes Group Entity or any of their respective officers, directors, employees or agents, in such capacity, at or prior to the Closing, except to the extent such Liabilities are expressly contemplated to be retained by New Alkermes or any New Alkermes Group Entity pursuant to this Agreement (including Article IX), including to the extent such Liabilities are contemplated to be retained by or have been assumed by any of New Alkermes or any New Alkermes Group Entity pursuant to any Reorganization Transfer Agreement, or arise out of this Agreement or any of the Ancillary Agreements;
     (xiii) any written releases obtained by Elan pursuant to Section 5.6; and
     (xiv) such other documents, instruments and certificates as Alkermes may reasonably request in connection with the transactions contemplated by this Agreement or the Ancillary Agreements.
          Section 2.14. Deliveries by Alkermes. At the Closing, Alkermes shall deliver to Elan:
     (i) the certificate required to be delivered by Alkermes pursuant to Section 8.3(c);
     (ii) the Cash Payment in U.S. dollars by wire transfer of immediately available funds to an account designated in writing by Elan at least three (3) Business Days prior to the Closing in accordance with Schedule 1;
     (iii) a duly executed counterpart of the Shareholder’s Agreement executed by Alkermes;
     (iv) counterparts to the IP Transfer Agreement and IP Transfer Loan Note, effective as of immediately prior to the Closing, duly executed by Alkermes, unless Alkermes shall have determined, in its sole discretion, that there has been a change in Law that would materially increase the risk of having an adverse impact on Alkermes or the benefits intended to be achieved by such agreements;
     (v) counterparts to any other Ancillary Agreement to be entered into at the Effective Time;
     (vi) certificates of the Secretary of Alkermes, dated the Closing Date, (i) as to the incumbency and signatures of the officers or Representatives of Alkermes executing this Agreement and any Ancillary Agreement, together with evidence of the incumbency of such Secretary, and (ii) certifying attached resolutions of the board of directors of Alkermes that authorize the execution, delivery and performance of this Agreement and the Ancillary Agreements, which resolutions shall be in full force and effect at the Effective Time;

     (vii) a general release and discharge from New Alkermes, on behalf of itself and its Subsidiaries, executed and delivered to Elan, in form and substance reasonably acceptable to Elan, releasing and discharging each of Elan and the Continuing Affiliates from any and all Liabilities to New Alkermes or any of its Subsidiaries in connection with or arising out of any act or omission of any of Elan or any of its Subsidiaries or any of their respective officers, directors, employees or agents, in such capacity, at or prior to the Closing, except to the extent such Liabilities are expressly contemplated to be retained by Elan or any Continuing Affiliate pursuant to this Agreement (including Article IX), and to the extent such Liabilities are contemplated to be retained by or have been assumed by any of Elan or any Continuing Affiliate pursuant to any Reorganization Transfer Agreement, or arise out of this Agreement or any of the Ancillary Agreements; and
     (viii) such other documents, instruments and certificates as Elan may reasonably request in connection with the transactions contemplated by this Agreement.
          Section 2.15. Closing Payments Adjustment
          (a) Not less than five (5) Business Days prior to the Closing Date, Elan shall deliver to Alkermes a statement (the “Closing Payment Certificate”), certified as true and correct by Elan’s chief financial officer, setting forth in reasonable detail and accompanied by reasonably detailed back-up documentation, as of the Effective Time, each of (i) the Modified Working Capital (the “Estimated Modified Working Capital”), (ii) the Net Cash Amount (the “Estimated Net Cash Amount”), and (iii) the calculation of the Closing Adjustment Amount (the “Estimated Closing Adjustment Amount”). If the Estimated Closing Adjustment Amount is positive, then the amount of the Cash Payment to be delivered at the Closing shall be increased by the Estimated Closing Adjustment Amount. If the Estimated Closing Adjustment Amount is negative, then the amount of the Cash Payment to be delivered at the Closing shall be reduced by the Estimated Closing Adjustment Amount.
          (b) As soon as practicable, but in no event later than ninety (90) days following the Closing Date, New Alkermes shall prepare a calculation, as of the Effective Time, of (i) the Modified Working Capital (the “Closing Modified Working Capital”), (ii) the Net Cash Amount (the “Closing Net Cash Amount”), and (iii) the calculation of the Closing Adjustment Amount (the “Proposed Final Closing Adjustment Amount”). The Closing Modified Working Capital shall be calculated in the same manner and based on the same items as the Modified Working Capital Statement.
          (c) After receipt of the calculations of the Closing Modified Working Capital and Closing Net Cash Amount, Elan shall have thirty (30) days to review such calculations together with the workpapers used in the preparation thereof. Elan and its authorized Representatives shall have access upon reasonable notice during normal business hours to all relevant books and records and employees of New Alkermes and the New Alkermes Group Entities to the extent required to complete their review of the calculations of Closing Modified Working Capital and Closing Net Cash Amount; provided, that such access shall not unreasonably disrupt the personnel and operations of New Alkermes or any of its Subsidiaries. Unless Elan delivers written notice to New Alkermes on or prior to the thirtieth (30th) day after Elan’s receipt of the calculations of Closing Modified Working Capital and Closing Net Cash Amount specifying in reasonable detail all disputed items and the basis therefor, Elan shall be deemed to have accepted and agreed to such calculations. If Elan so notifies New Alkermes of its objection to such calculations, New Alkermes and Elan shall, within thirty (30) days following such notice (the “Resolution Period”), attempt to resolve their differences and any resolution by them as to any disputed amounts shall be final, binding and conclusive.
          (d) If, at the conclusion of the Resolution Period, amounts shall remain in dispute, then all amounts remaining in dispute shall be submitted to Ernst & Young LLP or another firm of internationally recognized independent public accountants (the “Neutral Auditors”) selected by Elan and New Alkermes within ten (10) days after the expiration of the Resolution Period. If Elan and New Alkermes are unable to agree on the Neutral Auditors, then Elan and New Alkermes shall each have the right to request the American Arbitration Association to appoint the Neutral Auditors who shall not have had a material business relationship with Elan, New Alkermes or any of their respective Affiliates within the past two (2) years. The Parties agree to execute, if requested by the Neutral Auditors, a reasonable engagement letter. All fees and expenses relating to the work, if any, to be performed by the Neutral Auditors shall be borne equally by Elan and New Alkermes. The Neutral Auditors shall act as an arbitrator to determine only those issues still in dispute. The Neutral Auditors’ determination shall be made within thirty (30) days of their selection, shall be set forth in a written statement delivered to Elan and New Alkermes and shall be final, binding and conclusive. The terms “Final Modified Working Capital”, “Final Net Cash Amount” and “Final Closing Adjustment Amount” as used herein, shall mean the definitive Modified Working Capital, Net Cash Amount and Closing Adjustment Amount, in each case, as of the Effective Time, agreed or deemed to have been agreed to by Elan and New Alkermes in accordance with Section 2.15(c) or resulting from the determinations made by the Neutral Auditors in accordance with this Section 2.15(d) (in addition to those items theretofore agreed to by Elan and New Alkermes).
          (e) The Closing Payments shall be increased dollar for dollar by the amount, if any, by which the Final Closing Adjustment Amount exceeds the Estimated Closing Adjustment Amount or reduced dollar for dollar by the amount, if any, by which the Estimated Closing Adjustment Amount exceeds the Final Closing Adjustment Amount. For the avoidance of doubt, in the event that the Final Closing Adjustment Amount is not greater or less than the Estimated Closing Adjustment Amount, no adjustment to the Closing Payments shall be made pursuant to this Section 2.15.
          (f) Any reduction in the Closing Payments made pursuant to Section 2.15(e) shall be paid by Elan, within five (5) Business Days after the Final Closing Adjustment Amount is agreed upon or deemed to have been agreed upon by New Alkermes and Elan or the written statement of the Neutral Auditors setting forth their determination regarding any remaining disputed items is delivered to New Alkermes and Elan (such fifth (5th) Business Day, the “Adjustment Payment Date”), by delivery to New Alkermes of the amount of such reduction (which shall bear interest from (and including) the Closing Date through (and including) the date of payment at the publicly announced prime interest rate of Citibank, N.A. in effect from time to time for unsecured short-term commercial loans) in cash in U.S. dollars. The amount of any such reduction shall be distributed or contributed to the New Alkermes Group Entities by New Alkermes as necessary or appropriate to reflect the adjustments that resulted in such payment. Any increase in the Closing Payments made pursuant to Section 2.15(e) shall be paid by New Alkermes by delivery to Elan on the Adjustment Payment Date of the amount of the increase (which shall bear interest from (and including) the Closing Date through (and including) the date of payment at the publicly announced prime interest rate of Citibank, N.A. in effect from time to time for unsecured short-term commercial loans) in cash in U.S. dollars. The amount of any such increase shall be allocated or charged to the New Alkermes Group Entities by New Alkermes as necessary or appropriate to reflect the adjustments that resulted in such payment.
ARTICLE III
Representations and Warranties of Elan
          Except as set forth in the corresponding sections or subsections of the disclosure schedule delivered to Alkermes by Elan on or prior to the date hereof (the “Elan Disclosure Schedule”), Elan hereby makes to Alkermes, as of the date hereof and as of the Closing, each of the representations and warranties contained in this Article III; it being understood that disclosure of any item in any section or subsection of the Elan Disclosure Schedule shall also be deemed disclosure with respect to any other section or subsection to which the relevance of such item is readily apparent on its face.
          Section 3.1. Incorporation; Authorization. (a) Each Elan Party and each New Alkermes Group Entity is duly organized and validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction of its organization. Each of New Alkermes and the New Alkermes Group Entities (i) has the requisite corporate or similar power and authority to own its properties and assets and to carry on its business as it is now being conducted and (ii) is duly qualified to transact business in each jurisdiction in which the nature of property owned or leased by it or the conduct of its business requires it to be so qualified, except where the failure to be so duly qualified to transact business, or to have such power and authority, would not, individually or in the aggregate, have or reasonably be expected to have a Business Material Adverse Effect.
          (b) Each Elan Party has the requisite corporate or similar power to execute and deliver this Agreement and the Ancillary Agreements to which it will be a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each Elan Party of this Agreement and the Ancillary Agreements to which it will be a party, the performance by each Elan Party of its obligations hereunder and thereunder and the consummation by each Elan Party of the transactions contemplated hereby and thereby (including the issuance of shares as of the Effective Time as contemplated by Section 2.9(c)) have been duly and validly authorized by the respective boards of directors of each Elan Party and, except for the filing of the Articles of Merger with the Department of State of the Commonwealth of Pennsylvania, no other corporate proceedings on the part of the Elan Parties, their respective boards of directors or shareholders are necessary therefor.

          (c) The execution, delivery and performance of this Agreement and the Ancillary Agreements will not (i) violate any provision of any Governing Documents of any Elan Party or any New Alkermes Group Entity, (ii) violate any provision of, or be an event that is (or with the passage of time will result in) a violation of, or result in the acceleration of or entitle any party to accelerate or exercise (whether after the giving of notice or lapse of time or both) any obligation or right under, or result in the imposition of any Lien upon or the creation of a security interest in any of the Purchased Interests, or any of New Alkermes’ or any New Alkermes Group Entity’s assets or properties pursuant to, any Lien, agreement, instrument, order, arbitration award, judgment or decree to which any Elan Party or any New Alkermes Group Entity is a party or by which any of them is bound, or (iii) violate or conflict with any Law or other restriction of any kind or character to which any Elan Party, any Continuing Affiliate or any New Alkermes Group Entity is subject, that, in the case of clauses (ii) or (iii) would, individually or in the aggregate, have or reasonably be expected to have a Business Material Adverse Effect. This Agreement has been duly executed and delivered by the Elan Parties, and, assuming the due execution hereof by Alkermes, this Agreement constitutes the legal, valid and binding obligations of the Elan Parties, enforceable against the Elan Parties in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, liquidation, dissolution, moratorium or other similar Laws relating to or affecting the rights of creditors generally and to the effect of the application of general principles of equity (regardless of whether considered in proceedings at law or in equity). At the Closing, each of the Ancillary Agreements to which any Elan Entity is or will be a party will be duly executed and delivered by such Elan Entity and, assuming the due execution and delivery thereof by the other parties thereto, at the Closing will constitute the legal, valid and binding obligations of such Elan Entity, enforceable against the Elan Entities in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, liquidation, dissolution, moratorium or other similar Laws relating to or affecting the rights of creditors generally and to the effect of the application of general principles of equity (regardless of whether considered in proceedings at law or in equity). Elan has delivered to Alkermes a true and correct copy of the Governing Documents in effect at the date hereof of each of New Alkermes and each New Alkermes Group Entity.
          (d) Each Elan Entity that will be a party to any Reorganization Transfer Agreement will have the requisite corporate or similar power to execute and deliver such Reorganization Transfer Agreement and to perform its obligations thereunder and to consummate the transactions contemplated thereby when such Reorganization Transfer Agreement is executed and delivered. No later than the Closing, each of the Reorganization Transfer Agreements to which any Elan Entity will be a party will be duly executed and delivered by such Elan Entity and, assuming the due execution and delivery thereof by the other parties thereto, at the Closing will constitute the legal, valid and binding obligations of such Elan Entity, enforceable against such Elan Entity in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, liquidation, dissolution, moratorium or other similar Laws relating to or affecting the rights of creditors generally and to the effect of the application of general principles of equity (regardless of whether considered in proceedings at law or in equity).
          Section 3.2. Capitalization; Structure. (a) (i) The authorized capital stock of New Alkermes consists of 450,000,000 New Alkermes Ordinary Shares and 50,000,000 preference shares, of which 1 New Alkermes Ordinary Share is outstanding, is owned by

Goodbody Subscriber One Limited and, as of the Closing, there will be 31,900,000 New Alkermes Ordinary Shares outstanding, all of which will be owned by the Elan Shareholder free and clear of all Liens except as provided in this Agreement. (ii) The authorized capital stock of Holdco consists of 1,000,000 Holdco Ordinary Shares, of which 100 Holdco Ordinary Shares are outstanding, all of which are owned by EPIL and, as of the Closing, all of which will be owned by New Alkermes free and clear of all Liens except as provided in this Agreement. (iii) The authorized capital stock of Interco consists of 200,000,000 Interco Ordinary Shares, of which 200 Interco Ordinary Shares are outstanding, 100 of which are owned by Goodbody Subscriber One Limited and 100 of which are owned by Goodbody Subscriber Two Limited and, as of Closing, all of which will be owned by Holdco free and clear of all Liens except as provided in this Agreement. (iv) The authorized capital stock of U.S. Holdco consists of 100 shares of U.S. Holdco Common Stock, of which 100 shares of U.S. Holdco Common Stock are outstanding, all of which are owned by Interco free and clear of all Liens except as provided in this Agreement. (v) The authorized capital stock of Merger Sub consists of 100 shares of Merger Sub Common Stock, of which 99 shares of Merger Sub Common Stock are outstanding, all of which are owned by U.S. Holdco free and clear of all Liens except as provided in this Agreement. (vi) All of the aforesaid New Alkermes Ordinary Shares, the Holdco Ordinary Shares, the Interco Ordinary Shares, the shares of U.S. Holdco Common Stock and the shares of Merger Sub Common Stock are or will be validly issued, fully paid and nonassessable, and free of preemptive rights.
          (b) Section 3.2(b) of the Elan Disclosure Schedule sets forth a complete and accurate list of the name of each New Alkermes Group Entity that is not an Elan Party, its jurisdiction of incorporation or organization, the number of outstanding shares of its capital stock or other equity interests of each class and the name and number of shares owned by each holder of any such shares of capital stock or other equity interests. Except as set forth in Section 3.2(b) of the Elan Disclosure Schedule, all of the outstanding shares of capital stock or other equity interests of such New Alkermes Group Entities have been validly issued, and are fully paid and nonassessable, are free of preemptive rights, and are owned directly by Elan, the New Alkermes Group Entities and the Transferring Subsidiaries as set forth on Section 3.2(b) of the Elan Disclosure Schedule, free and clear of all Liens. At the Closing, upon consummation of the Transactions, Elan will deliver to Alkermes good and valid title to all of the Purchased Interests.
          (c) Except as expressly provided by this Agreement, there are no outstanding options, warrants or other rights of any kind to acquire, or obligations to issue, shares of capital stock of any class of, or other equity interests in, New Alkermes or any New Alkermes Group Entity. None of New Alkermes or the New Alkermes Group Entities owns any equity interest, directly or indirectly, in any Person other than New Alkermes or a New Alkermes Group Entity. There are no outstanding obligations of any New Alkermes Group Entity (i) to repurchase, redeem or otherwise acquire any shares of capital stock or other equity interests in any New Alkermes Group Entity or (ii) to grant preemptive or anti-dilutive rights with respect to any such shares or interests.
          (d) All of the New Alkermes Ordinary Shares, when issued in the Merger pursuant to this Agreement and delivered pursuant hereto will, at such times, be duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights. All of the shares issued by the New Alkermes Group Entities as of the Effective Time pursuant to Section 2.9(c), when issued will be duly authorized, validly issued, fully paid and nonassessable, and free and clear of preemptive rights.
          (e) None of Elan, any of its Subsidiaries or, to the Knowledge of Elan, any of its Affiliates Beneficially Owns any shares of Alkermes Common Stock.
          Section 3.3. No Consents. Section 3.3 of the Elan Disclosure Schedule contains a list of all registrations, filings, applications, notices, consents, approvals, orders, qualifications and waivers required to be made, filed, given or obtained by any of Elan or its Subsidiaries with, to or from any Persons or Governmental Authorities in connection with the consummation of this Agreement (including the Merger), the Reorganization Transfer Agreements or the Ancillary Agreements or the other transactions contemplated hereby or thereby, except for those with respect to which the failure to make, file, give or obtain would not, individually or in the aggregate, have or reasonably be expected to have a Business Material Adverse Effect.
          Section 3.4. Financial Statements. (a) Section 3.4(a) of the Elan Disclosure Schedule sets forth true and complete copies of the audited consolidated statements of income, balance sheets and statements of cash flows of the Business as of and for the twelve months ended December 31, 2009, and December 31, 2008, and the unaudited consolidated statement of income, balance sheet and statement of cash flows of the Business as of and for the twelve months ended December 31, 2010, in each case including any notes thereto (collectively, the “Historical Financial Statements”). The Historical Financial Statements, present fairly in all material respects the consolidated financial position and results of operations and cash flows of the Business for the respective periods or as of the respective dates set forth therein, in each case in accordance with IFRS applied on a consistent basis throughout the periods involved (except, in the case of unaudited statements, as otherwise indicated therein and except for changes resulting from normal and recurring year-end adjustments that are not, in the aggregate, material in nature or amount to the Business, taken as a whole), subject to the Agreed Adjustments. The Historical Financial Statements have been prepared from and in all material respects in accordance with the books and records of the Elan Parties, the Continuing Affiliates, the New Alkermes Group Entities and the Business. The balance sheet as of December 31, 2010 (the “Balance Sheet Date”) included in the Historical Financial Statements is referred to herein as the “Business Balance Sheet.”
          (b) The Audited Financial Statements and any other financial statements (including, in each case, any notes thereto), when delivered to Alkermes pursuant to Section 5.20 and Section 5.21 as of the Closing Date, (i) will present fairly in all material respects the combined financial position and results of operations and cash flows of the Business for the respective periods or as of the respective dates set forth therein, in each case in accordance with U.S. GAAP applied on a consistent basis throughout the periods involved (except, in the case of interim periods, for changes resulting from normal and recurring year-end adjustments that are not, in the aggregate, material in nature or amount to the Business, taken as a whole), subject only to Agreed Adjustments, and (ii) will have been prepared from and in all material respects in accordance with the books and records of the Elan Parties, the Continuing Affiliates, the New Alkermes Group Entities and the Business.

          (c) The Target Working Capital amount is equal to the arithmetic average of the Modified Working Capital as of and for the month end reporting date of each month in the twelve-month period ending on March 31, 2011.
          Section 3.5. No Undisclosed Liabilities. Except for Liabilities (i) which are reflected or reserved against in the Business Balance Sheet, (ii) set forth in Section 3.5 of the Elan Disclosure Schedule or (iii) incurred in the Ordinary Course of Business since the Balance Sheet Date that, individually or in the aggregate, have not had and would not reasonably be expected to have a Business Material Adverse Effect, (a) the Business has no Liabilities that would be required to be reflected on a balance sheet prepared in accordance with IFRS or U.S. GAAP and (b) to the Knowledge of Elan, the Business has no Liabilities whether or not required by IFRS or U.S. GAAP to be reflected or reserved against on the Business Balance Sheet.
          Section 3.6. Properties; Sufficiency. (a) With the exception of (i) properties disposed of since the Balance Sheet Date in the Ordinary Course of Business and (ii) the Excluded Assets, Elan and its Subsidiaries, taken together, has, and as of the Closing, New Alkermes and the New Alkermes Group Entities, taken together, will have, good and marketable title to, or a valid and existing lease or license, free and clear of all Liens other than Permitted Liens, each piece of real and personal property capitalized on or included in the Business Balance Sheet (or for real and personal property acquired by the Business since the date of the Business Balance Sheet, that would have been, had it been acquired prior to such date, capitalized on or included in the Business Balance Sheet) and each other piece of real and personal property used or held for use in the Business, except where the failure to have such title or hold such lease or license would not, individually or in the aggregate, have or reasonably be expected to have a Business Material Adverse Effect. Each piece of real property used or held for use by the Business enjoys access and egress over roads abutting such properties which have been taken in charge by the relevant Governmental Authority. Elan has complied with its obligations in every such lease or license, except where the failure to comply would not, individually or in the aggregate, have or reasonably be expected to have a Business Material Adverse Effect. All documents necessary to prove such title are in the possession or under the control of Elan (and, as of the Closing, will be in the possession or under the control of New Alkermes or a New Alkermes Group Entity) or, where appropriate, the Irish Land Registry, and are properly stamped.
          (b) Section 3.6(b)(i) of the Elan Disclosure Schedule sets forth a list of all the real property owned or leased by Elan or any of its Subsidiaries in connection with the Business (the “Business Real Property”). Elan has made available correct and complete copies of all material leases and subleases (including all material amendments, modifications and side letters thereto, and all notices of default and other material notices thereunder) relating to the Business Real Property to which New Alkermes or any New Alkermes Group Entity is a party, all of which are identified in Section 3.6(b) of the Elan Disclosure Schedule and each of which is valid and in full force and effect. There are no pending or, to the Knowledge of Elan, threatened condemnation proceedings relating to any Business Real Property. Except as set forth on Section 3.6(b)(ii) of the Elan Disclosure Schedule, the construction, ownership, occupancy, use and operation of the Business Real Property has complied and complies in all material respects with all applicable planning, zoning or use Laws, including the Irish Planning Acts 2000-2010 or comparable legislation, and there are no material defaults by Elan or any of its Subsidiaries in respect of the Business Real Property in complying with the requirements of any notice received from a Governmental Authority under any such Laws. Except as disclosed in Section 3.6(b)(iii) of the Elan Disclosure Schedule, none of the properties owned or leased by New Alkermes or any New Alkermes Group Entity or otherwise used in the Business is shared by the Business, on the one hand, and the other businesses, divisions or Subsidiaries of Elan or any Continuing Affiliate, on the other hand.
          (c) The buildings, structures and improvements on each Business Real Property are in all material respects in reasonable operating condition and repair, are structurally sound and free of material defects, with no material alterations or repairs required under applicable Law and are suitable in all material respects for their current use, operation and occupancy.
          (d) Following the Reorganization immediately prior to the Closing, the Business Assets will constitute all of the assets (other than (i) the Excluded Assets and (ii) services to be provided pursuant to the Transition Services Agreement) necessary to own and operate the Business in the manner being conducted as of the date hereof. Elan and its Subsidiaries collectively own or lease, or otherwise have good and valid rights to, and following the Reorganization and through the Closing, New Alkermes and the New Alkermes Group Entities collectively will own or lease, or otherwise have good and valid rights to, all Business Assets, except for the Excluded Assets and as would not, individually or in the aggregate, have or reasonably be expected to have a Business Material Adverse Effect. Following the Reorganization and immediately prior to the Effective Time, New Alkermes and the New Alkermes Group Entities collectively shall not own or hold any Excluded Assets, and shall not own or hold any assets, or be subject to any Liabilities, not related to the Business, other than the Additional Assets and the Intellectual Property Rights transferred to a New Alkermes Group Entity by Alkermes pursuant to the IP Transfer Agreement.
          Section 3.7. Absence of Certain Changes. Since the Balance Sheet Date, there has been no (a) change or development in or effect on the Business that has had, or would reasonably be expected to have, a Business Material Adverse Effect, (b) other than in connection with the Transactions, action or omission by any Elan Party, Continuing Affiliate or New Alkermes Group Entity that was not in the Ordinary Course of Business or (c) action or omission that, if taken from the date hereof through the Closing, would violate any of the provisions of Section 5.4(a).
          Section 3.8. Litigation; Orders. There are no Actions pending or, to the Knowledge of Elan, threatened against the Business, New Alkermes or any New Alkermes Group Entity, or against Elan or any Continuing Affiliate in respect of the Business that would, individually or in the aggregate, have or reasonably be expected to have a Business Material Adverse Effect. There are no judgments or outstanding orders, injunctions, decrees, stipulations or awards (whether rendered by a court or administrative agency, or by arbitration) against or applicable to the Business, the Business Assets, New Alkermes or any New Alkermes Group Entity or to Elan or any Continuing Affiliate in respect of the Business, that would, individually or in the aggregate, have or reasonably be expected to have a Business Material Adverse Effect.

          Section 3.9. Intellectual Property. Elan and its Subsidiaries owns or has a valid license to, and as of the Closing, New Alkermes or a New Alkermes Group Entity will own or have a valid license to, or, in each case, has or will have the right to use, all Business Intellectual Property Rights used in the conduct of the Business. No Business Intellectual Property Right is subject to any outstanding judgment, injunction, order, decree or agreement restricting the use thereof by Elan or its Subsidiaries, or will restrict the use thereof by New Alkermes, the New Alkermes Group Entities, any other Subsidiary of New Alkermes or the Business following the Closing, or restricts or would restrict following the Closing the licensing thereof by New Alkermes, the New Alkermes Group Entities, any other Subsidiary of New Alkermes or the Business to any Person. After the Closing, no Business Intellectual Property will be owned by EDDI. None of Elan or its Subsidiaries, in respect of the Business, is infringing on any other Person’s Intellectual Property Rights and, to the Knowledge of Elan, no Person is infringing on any Business Intellectual Property Rights, except, in either case, as would not, individually or in the aggregate, have or reasonably be expected to have a Business Material Adverse Effect. Except for such matters as would not have or reasonably be expected to have a Business Material Adverse Effect: (i) none of Elan or any of its Subsidiaries is a defendant in any action, suit, investigation or proceeding relating to, or otherwise has been notified of, any alleged claim of infringement of any Intellectual Property Right in respect of the Business and (ii) none of Elan or its Subsidiaries has any outstanding claim or suit for any continuing infringement by any other Person of any Business Intellectual Property Rights. Section 3.9 of the Elan Disclosure Schedule sets forth a list of all United States and non-U.S. patents and patent applications, trademark registrations and applications therefor, registered copyrights and applications therefor and trade names of Elan and its Subsidiaries that relate to the Business.
          Section 3.10. Licenses; Authorizations; Reports. Section 3.10 of the Elan Disclosure Schedule contains a complete and accurate list of all material governmental licenses, consents, qualifications, registrations, clearances, permits, franchises, variances, exemptions and other authorizations issued, granted, given or otherwise made available by or under the authority of, or any required notification to, any Governmental Authority or pursuant to any Law (“Licenses”) necessary for the conduct of the Business as conducted on the date hereof and as of immediately following the Closing, including (i) all authorizations under the Federal Food, Drug and Cosmetic Act of 1938 (the “FDCA”), the Public Health Service Act of 1944 (the “PHSA”) and the regulations of the United States Food and Drug Administration (the “FDA”) promulgated under any of the foregoing or any Similar Law or authorization of any other Governmental Authority, (ii) all authorizations held under the Irish Medicinal Products (Control of Manufacture) Regulations 2007 or the Irish Medicinal Products (Control of Placing on the Market) Regulations 2007 and the regulations of the Irish Medicines Board (“IMB”), (iii) all such authorizations by any other Governmental Authority that is concerned with the quality, identity, strength, purity, safety, efficacy, marketing, developing or manufacturing of the Products necessary for the lawful operating of the Business as conducted on the date hereof and as of the Closing and (iv) all Environmental Licenses. Each such License (i) will be issued to or be in the name of New Alkermes or a New Alkermes Group Entity as of the Closing and is, or will be at the Closing, in full force and effect, except for those whose failure to be in full force and effect would not, individually or in the aggregate, have or reasonably be expected to have a Business Material Adverse Effect, and (ii) is not subject to any pending or, to the Knowledge of Elan, threatened Action for the purposes of revoking, limiting or amending such License, except for any revocation, amendment or limitation that would not, individually or in the aggregate, have or reasonably be expected to have a Business Material Adverse Effect. As of the date hereof, none of Elan or any of its Subsidiaries has received written notice or, to the Knowledge of Elan, any other notice from any Governmental Authority that (A) any such existing License will be revoked or (B) any pending application for any such new License or renewal of any existing License will be denied, except as would not, individually or in the aggregate, have or reasonably be expected to have a Business Material Adverse Effect.
          Section 3.11. Labor Matters. (a) With respect to employees of the Business in Ireland, Section 3.11 of the Elan Disclosure Schedule sets forth a list of all agreements with labor unions or associations representing, purporting to represent or attempting to represent any employees of the Business. Except as set forth in Section 3.11 of the Elan Disclosure Schedule, none of Elan or its Subsidiaries is involved in or, to the Knowledge of Elan, threatened with any work stoppage or material labor dispute, arbitration, lawsuit or administrative proceeding relating to labor matters involving the employees of the Business in Ireland.
          (b) With respect to U.S. employees of the Business, Elan and their Subsidiaries are not bound by any agreements with labor unions or associations representing employees, purporting to represent or attempting to represent any U.S. employees of the Business. None of Elan or its Subsidiaries is involved in or, to the Knowledge of Elan, threatened with any work stoppage or material labor dispute, arbitration, lawsuit or administrative proceeding relating to labor matters involving the U.S. employees of New Alkermes or the New Alkermes Group Entities.
          Section 3.12. Compliance with Laws. (a) Except as has not and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, since January 1, 2008, Elan and its Subsidiaries have operated the Business in compliance with all Laws applicable thereto. Since January 1, 2008, none of Elan or any of its Subsidiaries has received any written or, to the Knowledge of Elan, any other communication from a Governmental Authority that (i) alleges that the Business or such Person (in respect of the Business) is in material violation of any applicable Law, including Import/Export Control Laws, (ii) any investigation or review by any Governmental Authority with respect to the Business or such Person is pending or contemplated and, to the Knowledge of Elan, no such investigation or review is threatened.
          (b) Since January 1, 2008, all imports, exports, reexports/retransfers, “deemed exports” and “deemed reexports/retransfers” of the Business have been made in all material respects in accordance with all statutory and regulatory requirements under the Export Administration Regulations and associated executive orders, and the Laws implemented by the Office of Foreign Assets Controls, the United States Department of the Treasury and any other applicable import, export control and sanctions Laws (collectively, and any successors or replacements thereof, the “Import/Export Control Laws”).
          (c) Since January 1, 2008, all applications, submissions, information and data utilized by Elan or any of its Affiliates in respect of the Business as the basis for, or submitted by or, to the Knowledge of Elan, on behalf of Elan or its Affiliates in connection with, any and all requests for a License relating to the Business or any Products, when submitted to the FDA or other Governmental Authority, were true and correct in all material respects as of the date of submission, and any updates, changes, corrections or modification to such applications, submissions, information and data required under applicable Laws have been submitted to the FDA or other Governmental Authority.
          (d) Since January 1, 2008:
     (i) New Alkermes, the New Alkermes Group Entities and the Business and, solely in respect of the Business, the Elan Parties and the Continuing Affiliates, have been in compliance, in all material respects, with all legal requirements under (A) the FCPA, (B) the Irish Prevention of Corruption Acts, 1889 to 2010 and the Irish Ethics in Public Office Acts, 1995 to 2001, (C) the Organisation for Economic Co-operation and Development Convention on Combating Bribery of Foreign Officials in International Business Transactions and legislation implementing such convention, and (D) all other international anti-bribery conventions and bribery Laws applicable to the Business (collectively, the “Anti-Bribery Laws”);
     (ii) none of Elan or its Subsidiaries, or to the Knowledge of Elan, any of their Representatives have, in relationship to the Business, taken any act in furtherance of an offer, payment, promise to pay, authorization, or ratification of the payment, directly or indirectly, of any gift, money or anything of value to a Government Official to secure any improper advantage (e.g., to obtain a tax rate lower than allowed by Law) or to obtain or retain business for any Person;
     (iii) none of Elan or its Subsidiaries, has received written or, to the Knowledge of Elan, any other notice, and, to the Knowledge of Elan, none of their Representatives has received any notice, of (A) any investigation of or request for information from Elan, its Subsidiaries or any of their Representatives or relating to the Business by law enforcement officials regarding the Anti-Bribery Laws, or (B) any other allegation, investigation or inquiry regarding any of their or the Business’ actual or possible violation of the Anti-Bribery Laws.
          (e) None of the remedial measures required by the Corporate Integrity Agreement or any similar agreement with any Governmental Authority affecting Elan or its Affiliates pertain to or create any obligation for New Alkermes, the New Alkermes Group Entities or the Business, and the Corporate Integrity Agreement shall not be applicable to New Alkermes or its Subsidiaries or to the Business in any way following the Closing. None of the allegations set forth in the Corporate Integrity Agreement relate to any activity of New Alkermes, the New Alkermes Group Entities or the Business. There is no agreement or arrangement by Elan or any of its Affiliates with any Governmental Authority, including any state entity or authority, similar to the Corporate Integrity Agreement that is (or, following the Closing, will be) applicable to New Alkermes (or any of its Subsidiaries), the New Alkermes Group Entities or the Business.
          (f) The Elan Parties, the Continuing Affiliates and the New Alkermes Group Entities have established and implemented reasonable internal controls and procedures, in respect of the Business, intended to ensure compliance with the Anti-Bribery Laws in respect of the Business, including anticorruption compliance policies that (i) require compliance with the Anti-Bribery Laws and otherwise prohibits bribes or other unlawful payments to Government Officials; (ii) restrict gifts, entertainment, and promotional and marketing expenses for Government Officials; (iii) require diligence on, anticorruption contract language in agreements with, and ongoing monitoring of third parties that may have relations with Government Officials on behalf of New Alkermes, the New Alkermes Group Entities or the Business; (iv) restrict political and charitable contributions; (v) mandate possible discipline for violations of the policy or policies; (vi) require periodic certification by senior executives and relevant sales, financial and accounting officials indicating awareness of and compliance with the policy or policies; (vii) require distribution of the policy or policies to all employees; (viii) require periodic training for relevant employees regarding the policy or policies; (ix) identify a senior executive or executives responsible for implementation and monitoring of the policy or policies and (x) include procedures for reporting and investigating possible violations of the policy or policies.
          (g) The New Alkermes Group Entities and, in relation to the Business, the Elan Parties and the Continuing Affiliates have maintained their books and records in a manner that, in reasonable detail, accurately and fairly reflects the transactions and disposition of their assets, and maintain a system of internal accounting controls sufficient to provide reasonable assurances that:
     (i) transactions are executed and access to assets is given only in accordance with management’s authorization;
     (ii) transactions are recorded as necessary to permit preparation of periodic financial statements and to maintain accountability of corporate assets; and
     (iii) recorded assets are compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences between recorded and actual assets.
          (h) No director or officer of any of the Elan Parties, the Continuing Affiliates or the New Alkermes Group Entities has, directly or indirectly, made false or misleading statements in respect of the Business to, or attempted to coerce or fraudulently influence, an accountant in connection with any audit, review, or examination of the financial statements of the Business, New Alkermes or any of the New Alkermes Group Entities.
          (i) Neither Elan nor any of its Affiliates is in receipt of any payment, guarantee, financial assistance or other aid from a Governmental Authority in respect of the Business that was not, but should have been, notified to the European Commission under Article 108 of the Treaty on the Functioning of the European Union for decision declaring such aid to be compatible with the common market, or which has been found to be incompatible with the common market.
          Section 3.13. Insurance. Each of New Alkermes and the New Alkermes Group Entities is, and all of the Business Assets are, covered by valid and currently effective insurance policies issued for the benefit of New Alkermes and the New Alkermes Group Entities that are customary for companies of similar size to the Business, taken as a whole, in the industry and locale in which the Business operates.
          Section 3.14. Material Contracts. Section 3.14 of the Elan Disclosure Schedule sets forth all of the following contracts to which New Alkermes or any New Alkermes Group Entity is a party or bound, in respect of which New Alkermes or any New Alkermes Group Entity may have a Liability, or by which any of the assets or properties of any of them or of the Business is bound (a) any employment or consulting agreement with an individual requiring payments of base compensation in excess of $150,000 per year; (b) customer sale and purchase agreements with indicated or estimated future payment obligations in excess of $500,000 in any 12-month period or $2,000,000 in the aggregate; (c) drug delivery agreements or contract manufacturing agreements; (d) any joint venture, partnership, technical assistance, research and development and other similar collaborative agreements; (e) any contract which prohibits assignment by Elan or any of its Subsidiaries or is terminable by the other party or parties thereto upon a change of control of New Alkermes or any of the New Alkermes Group Entities, other than such contracts the inability to assign or termination of which would not, individually or in the aggregate, have or reasonably be expected to have a Business Material Adverse Effect; (f) any contract or agreement that materially limits or purports to materially limit the ability of New Alkermes or any of the New Alkermes Group Entities or any Affiliates of any of them to compete in any line of business or in any geographic area following the Closing; (g) any contract or agreement between or among one or more of New Alkermes or the New Alkermes Group Entities, on the one hand, and Elan or any Continuing Affiliate or any officer or director of any of New Alkermes or the New Alkermes Group Entities, on the other hand, each an “Affiliate Agreement”; (h) any contract, agreement or arrangement, entered into other than in the Ordinary Course of Business, with indicated or estimated future payment obligations in excess of $500,000 in any 12-month period or $2,000,000 in the aggregate; (i) any service and supply agreements with indicated or estimated future payment obligations in excess of $500,000 in any 12-month period or $2,000,000 in the aggregate; (j) any licensing agreements (either as licensor or licensee); (k) any distributor, franchise, commission or agency and sales representative agreements; (l) any derivative agreements; (m) any contracts of a loss-making nature; (n) any contracts which cannot readily be fulfilled or performed on time without undue, or unusual expenditure of money or effort by any of the Elan Parties, the Continuing Affiliates or the New Alkermes Group Entities; (o) any agreements which are in the process of being negotiated or modified (including term sheets in respect thereof) involving Business Intellectual Property Rights or with indicated or estimated future payment obligations in excess of $500,000 in any 12-month period or $2,000,000 in the aggregate and (p) any material amendments, modifications, extensions or renewals of any of the foregoing or any exercise of any option in respect of any of the foregoing. The contracts required to be so listed are referred to herein as “Business Material Contracts.” With respect to all Business Material Contracts, (i) none of the Elan Parties, any Continuing Affiliate or any New Alkermes Group Entity, nor, to the Knowledge of Elan, any other party to any such Business Material Contract is in breach thereof or default thereunder, and (ii) there does not exist under any provision thereof, any event that, with the giving of notice or the lapse of time or both, would constitute such a breach or default, except for such breaches, defaults and events which in the case of clauses (i) and (ii) would not, individually or in the aggregate, have or reasonably be expected to have a Business Material Adverse Effect. Elan has provided to Alkermes true, correct and complete copies of all Business Material Contracts; provided, that, if, in the opinion of counsel to Elan, the provision of a contract pursuant to clause (o) would violate applicable antitrust Laws, then such contract shall instead have been provided to (and solely for review by) outside counsel to Alkermes. Section 3.14(2) of the Elan Disclosure Schedule lists, as of the date hereof, each note, mortgage, indenture and other obligation and agreement and other instrument for or relating to any lending or borrowing (including assumed or guaranteed debt) effected by New Alkermes or any New Alkermes Group Entity or to which any properties or assets of any of them or of the Business are subject.
          Section 3.15. Brokers, Finders. Except for the services of the Elan Financial Advisors, neither Elan nor any of its Subsidiaries has employed, or is subject to any valid claim of, any broker, finder, consultant or other intermediary in connection with the transactions contemplated by this Agreement who might be entitled to a fee or commission in connection with such transactions.
          Section 3.16. Opinion of Elan Financial Advisor. The board of directors of Elan has received the opinion of Citibank, N.A., dated the date of this Agreement, to the effect that the consideration to be received by Elan in connection with the Transactions is fair from a financial point of view to Elan.
          Section 3.17. Board Approval. (a) The board of directors of Elan by resolutions duly adopted at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly determined that the Transactions are fair and in the best interests of Elan, and approved this Agreement and its execution for and on behalf of Elan.
          (b) The board of directors of Merger Sub, by resolutions duly adopted at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly (i) determined that it is advisable and in the best interests of Merger Sub to effect the Transactions, and (ii) approved and adopted this Agreement and the Plan of Merger contained herein and its execution for and on behalf of Merger Sub.
          Section 3.18. No Shareholder Vote. No vote of the holders of any class of the issued share capital of Elan is necessary to approve the disposal of the Business pursuant to this Agreement.
          Section 3.19. Environmental Health and Safety Matters. (a) Except as set forth on Section 3.19 of the Elan Disclosure Schedule, or as has not or would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, since January 1, 2008, the Business, New Alkermes the New Alkermes Group Entities and their activities and operations have been and are in compliance with all applicable Environmental Laws.
          (b) Since January 1, 2008, the Business, New Alkermes and the New Alkermes Group Entities maintain and have been and are in compliance with all Environmental Licenses required for their activities and operations. All such Environmental Licenses were validly issued and are in full force and effect. All applications, notices and other documents have been filed as necessary to effect the timely renewal or issuance of such Environmental

Licenses. Such Environmental Licenses contain no terms or conditions that will require material changes or limitations on the activities and operations of the Business.
          (c) The Business, New Alkermes and the New Alkermes Group Entities are not parties to any Action nor have they received any written notice, demand letter, complaint or information request from a Governmental Authority or any other Person alleging a violation of, or any Liability of any of them under, any Environmental Law or Environmental License, including any relating to the Release or presence of, or exposure to, any Hazardous Substance, and, to the Knowledge of Elan, no such Action is threatened.
          (d) To the Knowledge of Elan, there are no conditions or occurrences, including the Release or presence of, or exposure to, any Hazardous Substance, reasonably anticipated to result in material Liabilities to, or requirements for Remediation by, the Business, New Alkermes or the New Alkermes Group Entities, pursuant to any Environmental Law.
          (e) No Liens arising under or pursuant to any Environmental Law or restrictions on use as a result of the Release or presence of any Hazardous Substance have been or are imposed on the properties associated with the Business, New Alkermes or any of the New Alkermes Group Entities, and, to the Knowledge of Elan, no Action to impose such a Lien or restriction is pending or threatened.
          (f) To the Knowledge of Elan, all waste material generated by the Business, New Alkermes or the New Alkermes Group Entities and sent off-site for storage, treatment, recycling or disposal has been sent to facilities that operate in compliance with applicable Environmental Laws. The Business, New Alkermes and the New Alkermes Group Entities have not been identified as potentially responsible parties at any third party sites pursuant to any Environmental Law (including the United States Comprehensive Environmental Response, Compensation and Liability Act of 1980).
          (g) To the Knowledge of Elan, no asbestos-containing materials, polychlorinated biphenyls, or underground storage tanks are present at, in, on or under the properties associated with the Business, New Alkermes or the New Alkermes Group Entities.
          (h) None of New Alkermes or the New Alkermes Group Entities has assumed by written or, to the Knowledge of Elan, oral agreement any Liabilities pursuant to any Environmental Law.
          (i) Elan has provided to Alkermes copies of all written environmental, health or safety assessments, audits, investigations, and sampling, monitoring, remediation reports and similar documents relating to the Business or the properties associated with the Business, New Alkermes or the New Alkermes Group Entities, including any documents relating to the Release or presence of, or exposure to, any Hazardous Substance.
          Section 3.20. Employee Benefit Plans. (a) Elan has made available to Alkermes copies of each Employee Plan and all amendments subsequent thereto and any material communications related thereto or notices thereunder, during the twelve (12) month period preceding the date hereof, together with the most recent annual report, if required by Law, summary plan description and any material modifications thereto, actuarial valuation report prepared in connection with any such Employee Plan and all trust agreements, insurance contracts and other funding vehicles relating thereto. Section 3.20(a) of the Elan Disclosure Schedule lists all Employee Plans.
          (b) Each Employee Plan that is intended to be qualified under Section 401(a) of the Code and each trust created under any such Employee Plan that is intended to be exempt from tax under Section 501(a) of the Code or any Similar Law has received a favorable determination letter from the IRS. Elan has provided to Alkermes the most recent determination letter of the Internal Revenue Service relating to each such Employee Plan. Each Employee Plan has been maintained in material compliance with its terms and with the requirements prescribed by any and all applicable statutes, orders, rules and regulations, including ERISA and the Code and Similar Laws.
          (c) There has been no amendment to, written interpretation of or announcement (whether or not written) by Elan, New Alkermes or any New Alkermes Group Entity relating to, or change in employee participation or coverage under, any Employee Plan that would increase materially the expense of maintaining such Employee Plan above the level of expense incurred in respect thereof for the most recent fiscal year ended prior to the date hereof, nor has any of New Alkermes or any New Alkermes Group Entity undertaken to make any such amendments or to adopt or approve any new Employee Plan.
          (d) Neither Elan nor any Subsidiary thereof maintains an Employee Plan that is subject to Title IV of ERISA or any Similar Law. No Employee Plan is a Multiemployer Plan.
          (e) Section 3.20(e) of the Elan Disclosure Schedule sets forth: (i) each Employee Plan under which the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event such as termination of employment) result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer or director of New Alkermes or any New Alkermes Group Entity, or for which New Alkermes or any New Alkermes Group Entity could be liable in an amount which would be material, or would limit the right of any of New Alkermes or the New Alkermes Group Entities to amend, merge, terminate or receive a reversion of assets from any Employee Plan or related trust; and (ii) estimates of the aggregate dollar amounts payable by New Alkermes or the New Alkermes Group Entities pursuant to or with respect to bonuses and other incentive compensation in connection with or as a result of the consummation of the transactions contemplated hereby.
          (f) There are no pending or, to the Knowledge of Elan, threatened claims (other than claims for benefits in the ordinary course), investigations, lawsuits or arbitrations which have been asserted or instituted against the Employee Plans, any fiduciaries thereof with respect to their duties to such Employee Plans or the assets of any of the trusts under any of such Employee Plans which would reasonably be expected to result in any Liability of New Alkermes or the New Alkermes Group Entities to the PBGC, the Department of Treasury, the Department of Labor, or any other Governmental Authority, or to any of such Employee Plan, any participant in any such Employee Plan, or any other party. Without limiting the generality of the foregoing, none of New Alkermes or the New Alkermes Group Entities has any actual or contingent Liability under any such Employee Plan or under any applicable Law for pay or benefits incurred as a result of corporate restructuring, downsizing, layoffs or similar events that has not been fully satisfied or adequately reserved for in Historical Financial Statements or in the Audited Financial Statements, when delivered.
          (g) Section 3.20(g)(i) of the Elan Disclosure Schedule sets forth complete and accurate details (including terms and conditions of employment) of all employees of Elan and its Affiliates who are engaged in the Business and employed in Ireland as of the date hereof and whom the Parties intend to become Ireland Employees, and Section 3.20(g)(i) of the Elan Disclosure Schedule sets forth complete and accurate details (including terms and conditions of employment) of all employees of the U.S. Acquired Entities who are engaged in the Business and employed in the United States as of the date hereof and whom the Parties intend to become U.S. Employees. These details, or where appropriate copies of documents, include the following relating to each Transferred Employee: date of birth; date of commencement of employment; remuneration (including overtime pay, bonus, commission, profit sharing, share options, permanent health insurance, medical expenses insurance, and cars and car allowances); notice periods; active or inactive status, any arrangements or assurances, whether or not legally binding, for the payment of compensation on termination of employment and copies of all currently in force consultancy contracts in connection with the Business.
          (h) Since the Balance Sheet Date, there has been no material alteration in the terms of employment of Transferred Employees. Elan and its Affiliates have not offered, promised or agreed to any future variation in any contract of employment of any of Transferred Employee.
          (i) There are no claims pending or threatened against Elan and its Subsidiaries in respect of any accident, injury, disability or ill-health, termination of employment or in respect of terms and conditions of employment, or under any Laws concerning fair employment, minimum wage, discrimination, equality or similar Laws, involving Transferred Employees. To the Knowledge of Elan, there are no circumstances which could give rise to such a claim by any of the Transferred Employees.
          (j) Except as set forth in Section 3.20(j) of the Elan Disclosure Schedule, Elan and its Subsidiaries are not engaged or involved in any dispute, claim or Action (whether arising under contract, common law, statute or in equity) with any of the Transferred Employees or any other person currently or previously employed by or engaged in the Business or their dependents and, to the Knowledge of Elan, there are no circumstances which could give rise to any such dispute, claim or Action.
          (k) No Transferred Employee has given notice or is under notice of termination of employment.
          (l) In respect of each of the Ireland Employees, Elan and its Subsidiaries have: (i) performed all obligations and duties required to be performed by it, whether arising under contract, statute, common law or in equity or otherwise; (ii) abided by the terms of any agreement or arrangement with any employee representative or body of employees or their representatives (whether binding or not) which may affect the Ireland Employees; (iii) fully complied with its obligations under the Transfer Regulations in relation to any matter concerning or arising from this Agreement or affecting the Ireland Employees; (iv) maintained adequate, suitable and up to date records relating to the Ireland Employees; and (v) operated the PAYE system in accordance with all relevant rules, made all deductions required to be made in respect of income tax, pay-related social insurance and levies and has paid to Irish Revenue and any other appropriate authority all Taxes, including PAYE and other levies due in respect of the Ireland Employees in connection with their employment by Elan and its Subsidiaries.
          (m) The Ireland Employees are lawfully entitled to work for Elan and its Subsidiaries without restriction or any visa, permit or consent being required. Elan and its Affiliates have complied with the Employment Permits Acts 2003 and 2006 and all legislation and rules previously in force relating to any of the matters covered by such legislation.
          (n) Every employment contract between Elan and its Subsidiaries and the Ireland Employees can be terminated by Elan and its Subsidiaries by 12 weeks’ notice or less without giving rise to a claim for damages or compensation (other than a statutory redundancy, unfair dismissal payment or amounts required under an Elan written severance policy that are, in each case, consistent with the severance payments made to Ireland Employees under the policy entitled “Elan Employee Information Booklet Ireland 2010” in calendar year 2010).
          (o) Elan and its Subsidiaries have complied in all respects with all conditions of service, codes of practice and customs and practice which may affect the Ireland Employees.
          (p) Elan and its Subsidiaries are not, nor have they been, a party to a dispute nor is there a threat of a dispute, pursuant to the Industrial Relations Acts 1946 — 2004, the Industrial Relations Act 1990 (Enhanced Code of Practice on Voluntary Dispute Resolution) (Declaration) Order 2004 (S.I. 76 of 2004) or the Industrial Relations Act 1990 (Code of Practice on Voluntary Dispute Resolution) (Declaration) Order 2000 (S.I. 145 of 2000).
          Section 3.21. Acquisition of Shares for Investment. Elan agrees and acknowledges that any New Alkermes Ordinary Shares it Beneficially Owns may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act.
          Section 3.22. Operations of Certain Entities. Each of New Alkermes and each New Alkermes Group Entity is, or will be as of the Closing, a direct or indirect wholly owned subsidiary of Elan, and, other than in the case of EHI, (i) has been formed solely for the purpose of engaging in a reorganization of the Business, (ii) since incorporation has engaged in no other business activities other than those incident to its organization, a reorganization of the Business and the Transactions, as contemplated by this Agreement, and (iii) has no Liabilities other than those Liabilities expressly provided for herein.
          Section 3.23. Products; Recalls. Since January 1, 2008:
          (a) except as would not, individually or in the aggregate, have or reasonably be expected to have a Business Material Adverse Effect, all Products manufactured and supplied by Elan in respect of the Business: (i) were manufactured in compliance with applicable Law, including applicable cGMPs or Similar Laws; (ii) conformed to the specifications for the manufacture, storage, and handling of such Product in effect at the time of delivery thereof; (iii) were not adulterated or misbranded within the meaning of the FDCA or Similar Laws; and (iv) conformed to the Certificate of Analysis and Conformity supplied with the shipment of such Product;
          (b) there have been no seizures, recalls or withdrawals related to the Products; and
          (c) there have been no tampering incidents relating to the Products.
ARTICLE IV
Representations and Warranties of Alkermes
          Except as set forth in (i) the corresponding sections or subsections of the disclosure schedule delivered to Elan by Alkermes on or prior to the date hereof (the “Alkermes Disclosure Schedule”) or (ii) the Alkermes SEC Reports filed with the SEC since January 1, 2010 and prior to the date hereof (except for cautionary, predictive or forward-looking statements contained therein), Alkermes hereby makes to Elan, as of the date hereof and as of the Closing, each of the representations and warranties contained in this Article IV; it being understood that disclosure of any item in any section or subsection of the Alkermes Disclosure Schedule shall also be deemed disclosure with respect to any other section or subsection to which the relevance of such item is readily apparent on its face.
          Section 4.1. Incorporation; Authorization. (a) Alkermes and each of its Subsidiaries is duly organized and validly existing and in good standing under the Laws of the jurisdiction of its organization. Each of Alkermes and its Subsidiaries (i) has the requisite corporate or similar power and authority to own its properties and assets and to carry on its business as it is now being conducted and (ii) is duly qualified to transact business in each jurisdiction in which the nature of property owned or leased by it or the conduct of its business requires it to be so qualified, except where the failure to be so be duly qualified to transact business, or to have such power and authority, would not, individually or in the aggregate, have or reasonably be expected to have an Alkermes Material Adverse Effect.
          (b) Alkermes has the requisite corporate power to execute and deliver this Agreement and the Ancillary Agreements to which it will be a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Alkermes of this Agreement and the Ancillary Agreements, the performance by Alkermes of its obligations hereunder and thereunder and the consummation by Alkermes of the transactions contemplated hereby and thereby have been duly and validly authorized by the board of directors of Alkermes and, except for the filing of the Articles of Merger with the Department of State of the Commonwealth of Pennsylvania and except for obtaining the approval and adoption by the shareholders of Alkermes of the Merger by the Required Alkermes Vote, no other corporate proceedings on the part of Alkermes, its board of directors or shareholders are necessary therefor.

          (c) The execution, delivery and performance of this Agreement and the Ancillary Agreements will not (i) violate any provision of Alkermes’ Governing Documents, (ii) violate any provision of, or be an event that is (or with the passage of time will result in) a violation of, or result in the acceleration of or entitle any party to accelerate or exercise (whether after the giving of notice or lapse of time or both) any obligation or right under, or result in the imposition of any Lien upon or the creation of a security interest in any shares of capital stock of Alkermes or any of Alkermes’ assets or properties pursuant to, any Lien, agreement, instrument, order, arbitration award, judgment or decree to which Alkermes or any of its Subsidiaries is a party or by which any of them is bound, or (iii) violate or conflict with any other restriction of any kind or character to which Alkermes or any of its Subsidiaries is subject, that, in the case of clauses (ii) or (iii) would, individually or in the aggregate, have or reasonably be expected to have a Alkermes Material Adverse Effect. This Agreement has been duly executed and delivered by Alkermes, and, assuming the due execution hereof by the Elan Parties, this Agreement constitutes the legal, valid and binding obligation of Alkermes, enforceable against Alkermes in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, liquidation, dissolution, moratorium or other similar Laws relating to or affecting the rights of creditors generally and to the effect of the application of general principles of equity (regardless of whether considered in proceedings at law or in equity). At the Closing, each of the Ancillary Agreements to which Alkermes is a party will be duly executed and delivered by Alkermes and, assuming the due execution and delivery thereof by the other parties thereto, at the Closing will constitute the legal, valid and binding obligations of Alkermes, enforceable against Alkermes in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, liquidation, dissolution, moratorium or other similar Laws relating to or affecting the rights of creditors generally and to the effect of the application of general principles of equity (regardless of whether considered in proceedings at law or in equity). Alkermes has made available to Elan true and correct copies of the Governing Documents of Alkermes.
          Section 4.2. Capitalization; Structure. (a) As of March 31, 2011, the authorized capital stock of Alkermes consisted of (i) 160,000,000 shares of Alkermes Common Stock, of which (A) 105,771,507 were issued and 95,702,299 were outstanding, (B) 10,069,208 were held in the treasury of Alkermes, (C) 5,406,531 were reserved and available for issuance under Alkermes’ stock-based incentive plans, (D) 16,985,009 were subject to outstanding options to acquire shares of Alkermes Common Stock (such options, collectively with any similar options granted after the date hereof, the “Alkermes Options”), (E) 1,925,515 were subject to outstanding stock awards other than Alkermes Options (whether subject to service-based or performance-based vesting) (such stock awards, collectively with any similar stock awards granted after the date hereof, the “Alkermes Stock Awards”) (ii) 450,000 shares of non-voting common stock, par value $0.01 per share, of which 382,632 were issued and outstanding, and (iii) 3,000,000 shares of preferred stock, par value $0.01 per share, of which 0 were outstanding and 3,000 of which have been designated as 2002 Redeemable Convertible Preferred Stock and 110,000 of which have been designated Series A Junior Participating Preferred Stock and reserved for issuance upon exercise of the rights (the “Rights”) distributed to the holders of shares of Alkermes Common Stock pursuant to the Alkermes Rights Agreement. Since March 31, 2011 to the date of this Agreement, there have been no issuances of shares of the capital stock of Alkermes other than issuances of shares (and the related Rights) pursuant to options or rights outstanding as of March 31, 2011 or granted since such time under Alkermes’ stock-based incentive plans in the Ordinary Course of Business. All of the issued and outstanding shares of capital stock of Alkermes are duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights.
          (b) Section 4.2(b) of the Alkermes Disclosure Schedule sets forth a list of all of the Subsidiaries of Alkermes as of the date of this Agreement. All of the outstanding shares of capital stock or other equity interests of each of Alkermes’ Subsidiaries have been validly issued, and are fully paid and nonassessable and free of preemptive rights, and are owned directly or indirectly by Alkermes, free and clear of all Liens. Neither Alkermes nor any of its Subsidiaries directly or indirectly owns any equity interest in any Person, other than the Subsidiaries of Alkermes, that is or would be expected to be material to Alkermes and its Subsidiaries taken as a whole. Except for (i) the Rights and (ii) options and other stock-based awards covering up to 18,910,524 shares of Alkermes Common Stock outstanding on March 31, 2011, as of the date hereof there are no outstanding options, warrants or other rights of any kind to acquire from Alkermes or any of its Subsidiaries, or obligations of Alkermes or its Subsidiaries to issue, shares of capital stock of any class of, or other equity interests in, Alkermes.
          Section 4.3. Litigation; Orders. Except as set forth in the Alkermes SEC Reports filed prior to the date hereof or disclosed in Section 4.3 of the Alkermes Disclosure Schedule, there are no Actions pending or, to the Knowledge of Alkermes, threatened against Alkermes or any of its Subsidiaries that would, individually or in the aggregate, have or reasonably be expected to have an Alkermes Material Adverse Effect. There are no judgments or outstanding orders, injunctions, decrees, stipulations or awards (whether rendered by a court or administrative agency, or by arbitration) against Alkermes or any of its Subsidiaries or any of their respective properties or businesses that would, individually or in the aggregate, have or reasonably be expected to have an Alkermes Material Adverse Effect.
          Section 4.4. Authorizations; Consents. Section 4.4 of the Alkermes Disclosure Schedule contains a list of all registrations, filings, applications, notices, consents, approvals, orders, qualifications and waivers required to be made, filed, given or obtained by Alkermes or any of its Subsidiaries with, to or from any Persons or Governmental Authorities in connection with the consummation of this Agreement (including the Merger) or the Ancillary Agreements or the other transactions contemplated hereby or thereby, except for those with respect to which the failure to make, file, give or obtain would not, individually or in the aggregate, have or reasonably be expected to have an Alkermes Material Adverse Effect.
          Section 4.5. Compliance with Laws. Except as set forth in the Alkermes SEC Reports filed prior to the date hereof, the conduct of the businesses of Alkermes and its Subsidiaries complies with all Laws applicable thereto, except for those violations of Law which would not, individually or in the aggregate, have or reasonably be expected to have an Alkermes Material Adverse Effect.
          Section 4.6. SEC Reports; Financial Statements. (a) Alkermes has filed all forms, reports and documents (including all Exhibits, Schedules and Annexes thereto) required to be filed by it with the SEC since January 1, 2008, including any amendments or supplements thereto (collectively, the “Alkermes SEC Reports”). As of their respective dates, none of the Alkermes SEC Reports (and, if amended or superseded by a filing prior to the date of this

Agreement or the Closing Date, then on the date of such filing) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.
          (b) The financial statements (including all related notes and schedules thereto), contained in the Alkermes SEC Reports (or incorporated therein by reference) (the “Alkermes Financial Statements”) fairly present in all material respects the consolidated financial position and results of operations and cash flows of Alkermes and its Subsidiaries for the respective periods or as of the respective dates set forth therein, in each case in accordance with U.S. GAAP applied on a consistent basis throughout the periods involved (except as otherwise indicated therein and except, in the case of unaudited Alkermes Financial Statements, for changes resulting from normal and recurring year-end adjustments).
          Section 4.7. No Undisclosed Liabilities. Except for Liabilities (a) which are reflected or reserved against in the audited balance sheet as of March 31, 2010 (the “Alkermes Balance Sheet Date”) or notes thereto included in Alkermes’ Annual Report on Form 10-K for the period ended March 31, 2010 (the “Alkermes Balance Sheet”), (b) set forth in Section 4.7 of the Alkermes Disclosure Schedule or (c) incurred in the Ordinary Course of Business since the Alkermes Balance Sheet Date, that, individually or in the aggregate, have not had and would not reasonably be expected to have an Alkermes Material Adverse Effect, (i) Alkermes has no Liabilities that would be required to be reflected on a balance sheet prepared in accordance with U.S. GAAP, (ii) to the Knowledge of Alkermes, Alkermes has no Liabilities whether or not required by U.S. GAAP to be reflected or reserved against on the Alkermes Balance Sheet.
          Section 4.8. Absence of Certain Changes. Since the Alkermes Balance Sheet Date, there has been no (a) change or development in or effect on Alkermes and its Subsidiaries taken as a whole that has had, or would reasonably be expected to have, an Alkermes Material Adverse Effect, (b) other than in connection with the transactions contemplated by this Agreement, action or omission by Alkermes that was not in the Ordinary Course of Business or (c) action or omission that, if taken from the date hereof through the Closing, would violate any of the provisions of Section 5.4(b).
          Section 4.9. Brokers, Finders. Except for the services of the Alkermes Financial Advisor, neither Alkermes nor any of its Subsidiaries has employed, or is subject to any valid claim of, any broker, finder, consultant or other intermediary in connection with the transactions contemplated by this Agreement who might be entitled to a fee or commission in connection with such transactions.
          Section 4.10. Opinions of Alkermes Financial Advisor. The board of directors of Alkermes has received the opinion of the Alkermes Financial Advisor, dated the date of this Agreement, to the effect that the consideration to be paid by Alkermes in connection with the Transactions is fair from a financial point of view to Alkermes, and such opinion contains the consent of the Alkermes Financial Advisor to the inclusion in full of the text of such opinion in any document delivered to the shareholders of Alkermes in connection with the transactions contemplated by this Agreement.

          Section 4.11. Board Approval. The board of directors of Alkermes, by resolutions duly adopted by unanimous vote at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly (i) determined that the transactions contemplated by this Agreement are fair to and in the best interests of Alkermes and its shareholders, (ii) approved and adopted this Agreement and the Plan of Merger contained herein and (iii) determined to recommend to the shareholders of Alkermes that such shareholders approve and adopt this Agreement and the transactions contemplated hereby (including the Plan of Merger contained in this Agreement).
          Section 4.12. Required Shareholder Vote. The affirmative vote of a majority of the votes cast by all holders of the outstanding shares of Alkermes Common Stock entitled to vote on the Merger is the only vote of the holders of any class of capital stock of Alkermes necessary to approve the Merger (the “Required Alkermes Vote”).
          Section 4.13. Antitakeover Statute. Alkermes has taken or will take prior to the Closing all action necessary to exempt the Merger and this Agreement and the transactions contemplated hereby from the provisions of Subchapter 25D (including Section 2538), and Subchapters 25E, 25F, 25G, 25H, 25I and 25J of the PBCL.
          Section 4.14. Financing.
          (a) Alkermes has delivered to Elan true and complete copies of the fully executed commitment letter, dated May 9, 2011 between Alkermes and Morgan Stanley Senior Funding, Inc., HSBC Securities (USA) Inc. and HSBC Bank USA, N.A., including all exhibits, schedules, annexes and amendments to such letter in effect as of the date of this Agreement, and excerpts of those portions of the fee letter associated therewith that contain any conditions to funding or “flex” provisions or other provisions (excluding provisions related solely to fees and economic terms) regarding the terms and conditions of the financing to be provided thereby, pursuant to which and subject to the terms and conditions thereof the lenders party thereto have agreed to lend the amounts set forth therein (the provision of such funds as set forth therein, the “Financing”) (such commitment letter, including all exhibits, schedules, annexes and amendments thereto and such fee letter, as modified to add additional lenders and other parties, collectively, the “Commitment Letter”).
          (b) As of the date of this Agreement, the Commitment Letter is in full force and effect and constitutes a valid and binding agreement of each of Alkermes and, to the Knowledge of Alkermes, the parties thereto (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws affecting creditors’ rights generally and general principles of equity) and the commitments thereunder have not been withdrawn or terminated. As of the date of this Agreement, the Commitment Letter has not been amended, supplemented or otherwise modified in any respect. Other than as expressly set forth in the Commitment Letter, there are (i) no conditions precedent or contingencies related to the funding of the full net proceeds of the Financing (including pursuant to any “flex” provisions in connection therewith) and (ii) as of the date of this Agreement, no agreements, side letters, arrangements or understandings that would, or would reasonably be expected to, affect the availability of the Financing.

          (c) The net proceeds of the Financing, when and if funded, together with other financial resources of Alkermes including cash on hand of Alkermes on the Closing Date, will, in the aggregate, be sufficient for the payment of the Cash Payment. Assuming the accuracy of Elan’s representations and warranties contained in Article III, as of the date of this Agreement, no event has occurred that would constitute a breach or default (or an event that with notice or lapse of time or both would constitute a default), in each case, on the part of Alkermes under the Commitment Letter. Alkermes has fully paid all commitment fees or other fees required pursuant to the Commitment Letter to the extent required thereunder to be paid prior to the date of this Agreement.
ARTICLE V
Covenants of the Parties
          Section 5.1. Access to Information; Retention of Records; Confidentiality. (a) From the date hereof through the Closing, the Elan Parties shall, and shall cause their respective Subsidiaries to, (i) afford to Alkermes and the Financing Parties and their respective accountants, counsel and other Representatives reasonable access during regular business hours, upon reasonable advance notice, to the offices, plants, properties, books and records and employees of New Alkermes and the New Alkermes Group Entities and, to the extent related to the Business, Elan and its other Subsidiaries, and their agents and consultants, and (ii) furnish to Alkermes and the Financing Parties and their respective accountants, counsel and other Representatives all such information and data concerning the Business and the Reorganization as Alkermes, the Financing Parties or their respective Representatives may reasonably request (except to the extent that such information is subject to attorney-client privilege), in each case, subject to any applicable Laws, in order that Alkermes and the Financing Parties may make reasonable investigations of the affairs of the Business, New Alkermes, and the New Alkermes Group Entities.
          (b) From the date hereof through the Closing, Alkermes shall, and shall cause its Subsidiaries to, (i) afford to Elan and Elan’s accountants, counsel and other Representatives reasonable access during regular business hours, upon reasonable advance notice, to the offices, plants, properties, books and records and employees of Alkermes and its Subsidiaries, and their agents and consultants, and (ii) furnish to Elan and its accountants, counsel and other Representatives all such information and data as Elan or such Representatives may reasonably request (except to the extent that such information is subject to attorney-client privilege), in each case, subject to any applicable Laws, in order that Elan may make reasonable investigations of the affairs of Alkermes and its Subsidiaries.
          (c) From the Closing Date until the seventh (7th) anniversary thereof, Elan shall, and shall cause the Continuing Affiliates and each of their Representatives to, treat as confidential and shall safeguard any and all information, know-how, knowledge and data (other than historical financial reporting information) relating to the Business (the “Acquired Confidential Information”), in each case in their respective possession by using the same degree of care, but no less than a reasonable standard of care, to prevent the unauthorized use, dissemination or disclosure of such information, know-how, knowledge and data as Elan used with respect thereto prior to the date hereof. From the Closing Date until the seventh (7th)

anniversary thereof, New Alkermes and its Subsidiaries shall, and shall cause each of their Representatives to, treat as confidential and shall safeguard any and all information, know-how, knowledge and data (other than historical financial reporting information) relating to Elan’s business (other than the Business)(the “Retained Confidential Information”) in their respective possession by using the same degree of care, but not less than a reasonable standard of care, to prevent the unauthorized use, dissemination or disclosure of such information, know-how, knowledge and data as New Alkermes uses with respect to the Acquired Confidential Information. Prior to the seventh (7th) anniversary of the Closing Date, the Parties agree that each of them and their respective Subsidiaries and Representatives may only disclose Acquired Confidential Information or Retained Confidential Information, as the case may be, (i) to the extent counsel to such Person advises that disclosure is required to comply with Law (provided that such Party shall provide prior written notice to the other Parties of such disclosure unless prohibited by Law) as promptly as practical and shall seek to limit any such disclosure and to protect from public disclosure by way of a protective order or otherwise, in each case, to the extent permitted by Law), and (ii) to its Representatives who reasonably need to know such information for purposes of this Agreement or any Ancillary Agreement (provided that each Party shall instruct any such Representative to keep such information confidential in accordance with this Agreement). In no event shall Elan use, or permit any other Person to use, the Acquired Confidential Information for any purpose other than as expressly contemplated under this Agreement or any Ancillary Agreement. In no event shall New Alkermes use, or permit any other Person to use, the Retained Confidential Information for any purpose other than as expressly contemplated under this Agreement or any Ancillary Agreement. Notwithstanding the foregoing, the Confidentiality Agreement between EPIL and Alkermes, dated December 22, 2010 (the “Confidentiality Agreement”) shall continue in full force and effect and survive the Closing in accordance with the terms thereof; provided, that from and after the Closing, the restrictions on the use and disclosure of “Information” (as defined in the Confidentiality Agreement) set forth therein shall not apply to New Alkermes and its Affiliates and Representatives in respect of any such Information relating to the Business, New Alkermes or the New Alkermes Group Entities (in addition to, for the avoidance of doubt, constituting Acquired Confidential Information under this Agreement). The Parties acknowledge that the confidentiality obligations set forth in this Section 5.1(c) shall not extend to information, knowledge and data that (i) is or becomes publicly available through no act or omission of a Party owing a confidentiality obligation imposed by this Section 5.1(c) in respect of such information, knowledge and data (a “Receiving Party”), (ii) is or becomes available to a Receiving Party on a non-confidential basis from a source other than the Party to which such information, knowledge and data relates; provided, that the source of such information, knowledge and data was not known to the Receiving Party to be bound by confidentiality obligations to the Party to which such information, knowledge and data relates, or (iii) the Receiving Party can establish that it independently developed such information, knowledge and data without reference to information, knowledge and data provided to such Receiving Party in connection with the transactions contemplated hereby and, in the case of Elan, its Continuing Affiliates and each of their Representatives, without reference to any Acquired Confidential Information.
          (d) Notwithstanding the restrictions contained in Section 5.1(c), Elan may disclose such information as is required by applicable Law to a third party purchaser of any or all New Alkermes Ordinary Shares held by Elan or any Continuing Affiliate in a privately-

negotiated transaction to the extent permitted by and pursuant to Section 5.1(c)(ii) of the Shareholder’s Agreement; provided, that it shall be a condition to any such disclosure that such third party purchaser shall have entered into a confidentiality agreement with New Alkermes in respect of any such information on terms and conditions reasonably satisfactory to New Alkermes, and in any event, containing restrictions on the disclosure and use of any such information no less restrictive than those contained herein.
          (e) No review pursuant to this Section 5.1 shall affect or be deemed to modify or qualify any representation or warranty contained herein, the covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement.
          (f) Following the Closing until the seventh (7th) anniversary thereof, Elan shall, and shall cause its Subsidiaries to, (i) retain those Books and Records that relate in part to the Business but which do not relate primarily to the Business and (ii) afford to New Alkermes and New Alkermes’ accountants, counsel and other Representatives reasonable access to inspect and copy during regular business hours, upon reasonable advance notice, any such Books and Records retained by Elan or any of its Subsidiaries, but such access need be given only with respect to the portion of such Books and Records as are related to the operations of the Business. After the seventh (7th) anniversary of the Closing, Elan shall give New Alkermes at least twenty (20) Business Days’ notice of any intention to discard or destroy such Books and Records so that New Alkermes may elect, at its own expense, to take possession of or otherwise copy any such Books and Records.
          (g) Following the Closing until the seventh (7th) anniversary thereof, New Alkermes shall, and shall cause its Subsidiaries to, (i) retain all Transferred Books and Records in the possession of New Alkermes or the New Alkermes Group Entities as of the Closing or delivered pursuant to this Agreement and (ii) afford to Elan and Elan’s accountants, counsel and other Representatives reasonable access to inspect and copy during regular business hours, upon reasonable advance notice, any Transferred Books and Records (or parts thereof as are required) in connection with matters that are the subject of indemnification under Section 9.2 or otherwise necessary for Elan to comply with the terms of this Agreement or any applicable Law.
          Section 5.2. Filings; Other Actions; Notification. (a) Each of the Parties shall use (and shall cause its respective Subsidiaries, officers and directors, and shall use reasonable best efforts to cause its Affiliates, attorneys, accountants and Representatives, to use) their respective reasonable best efforts as soon as practicable to take or cause to be taken all actions, and to do or cause to be done all things, necessary, proper or advisable on its part under applicable Law, this Agreement and the Ancillary Agreements to consummate and make effective the Merger and any other Transaction contemplated by this Agreement or the Ancillary Agreements, including (i) preparing and filing with the SEC the filings described in Section 5.11 and all necessary amendments or supplements to those filings; (ii) preparing, providing and filing all documentation and other information to effect all necessary notices, reports, applications, filings and other submissions, and to obtain as promptly as is practicable all consents, approvals, waivers, licenses, permits, authorizations, registrations, qualifications, decisions, determinations or other permissions or actions necessary or advisable to be obtained from any Governmental Authority or any other Person in order to consummate the Merger or any other transaction contemplated by this Agreement or the Ancillary Agreements; (iii) providing all such information concerning such Party, its Subsidiaries and its officers, directors, employees, partners and Affiliates as may be necessary or reasonably requested in connection with any of the foregoing; and (iv) avoiding the issuance or entry of, or have vacated or terminated, any decree, order, injunction, judgment, decision or determination that would, in whole or in part, restrain, prevent or delay the consummation of the Merger or any other transaction contemplated by this Agreement or the Ancillary Agreements; provided, that Alkermes shall not be required to offer, take or agree to any actions in connection with, or agree to, any hold separate order, sale, divestiture or disposition of plants, assets or businesses (of Alkermes or the Business) and the Elan Parties shall not do any of the foregoing without the consent of Alkermes (acting in its sole discretion).
          (b) Each of the Parties shall cooperate regarding, and keep the other Parties reasonably apprised of the status of, matters relating to the completion of the transactions contemplated hereby and work cooperatively in connection (i) with obtaining all necessary notices, reports, applications, filings and other submissions, and to obtain as promptly as is practicable all consents, approvals, waivers, licenses, permits, authorizations, registrations, qualifications, decisions, determinations or other permissions or actions of any Governmental Authority and (ii) all other communications with any Governmental Authority (which for purposes of this Section 5.2 includes staff of Governmental Authorities and any elected member of a Governmental Authority and their staff) with respect to the Merger or any of the other transactions contemplated by this Agreement. In that regard, each Party shall: (A) promptly notify the other Parties of, and, if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others orally of), any communications from or with any Governmental Authority with respect to the Merger or any of the other transactions contemplated by this Agreement; (B) permit the other Parties to review and discuss in advance, and consider in good faith the views of the others in connection with, any proposed written (or any proposed oral) communication with any such Governmental Authority with respect to the Merger or any of the other transactions contemplated by this Agreement; (C) not participate in any meeting or oral communication with any such Governmental Authority with respect to the Merger or any of the other transactions contemplated by this Agreement unless it consults with the other Parties in advance and, to the extent permitted by such Governmental Authority, gives the other Parties the opportunity to attend and participate thereat; (D) furnish the other Parties with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof, including summaries of any meetings or communications the others are not permitted to participate in pursuant to clause (C) above) between it and any such Governmental Authority with respect to the Merger or any of the other transactions contemplated by this Agreement (except that the Parties shall only be required to share with (and solely for review by) outside counsel of the other Parties their respective Item 4(c) documents submitted with their HSR Act filings or similar documents); and (E) furnish the other Parties with such necessary information and reasonable assistance as the others may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Authority. Each Party may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other Parties under this Section 5.2 as “outside counsel only.” Such competitively sensitive material and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient unless express permission is obtained in advance from the source of the materials or its legal counsel.

          (c) Without limiting the generality of the undertakings provided in this Section 5.2, the Parties hereto agree to take or cause to be taken the following actions: (i) the prompt provision to any and all federal, supranational, state, local or non-U.S. Governmental Authority with jurisdiction over enforcement of any applicable antitrust Laws (“Governmental Antitrust Authority”) of information and documents requested by any Governmental Antitrust Authority or necessary, proper or advisable to permit consummation of the Merger, the Reorganization or any other transaction contemplated by this Agreement or the Ancillary Agreements, and, in any event, the Parties will use their reasonable best efforts to make all filings with such Governmental Antitrust Authorities (including all filings required under the HSR Act, with the Federal Trade Commission or the United States Department of Justice) within ten (10) Business Days from the date hereof (or, in the case of filings required with other Governmental Antitrust Authorities, within ten (10) Business Days following the identification by a Party that such filing is so required) and (ii) subject to the proviso of Section 5.2(a), use reasonable best efforts to take promptly, in the event that any permanent or preliminary injunction or other decree, order, judgment, decision or determination is entered or issued, or becomes reasonably foreseeable to be entered or issued, in any lawsuit, investigation, inquiry, action or proceeding that would make consummation, in whole or in part, of the Merger or any other transaction contemplated by this Agreement or the Ancillary Agreements unlawful or that would prevent or delay, in whole or in part, consummation of the Merger or any other transaction contemplated by this Agreement or the Ancillary Agreements, any and all steps (including the taking of any appeal, the posting of any bond or the taking of the steps contemplated by clause (ii)) necessary to vacate, modify or suspend such injunction, decree, order, judgment, decision or determination so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement and the Ancillary Agreements.
          Section 5.3. Further Assurances. The Parties agree that, from time to time, whether before, at or after the Closing Date, each of them will execute and deliver such further instruments of conveyance and transfer and take such other actions as may be necessary to carry out the purposes and intents of this Agreement (including the Elan Parties stamping any documents of title as are reasonably necessary to delivery good title to the Business Assets where it is reasonably agreed by the Parties that such stamping is required). Without limiting the generality of the foregoing:
          (a) Between the date hereof and the Closing (i) the Elan Parties shall, and shall cause their Subsidiaries to, take such steps as are necessary (A) to effect the Reorganization specifically as described on Schedule 1 hereto or as otherwise mutually and reasonably agreed by Elan and Alkermes and (B) ensure that New Alkermes and the New Alkermes Group Entities hold all of the assets and liabilities of the Business (including any Designated Assets and the EDDI Contracts) and no other assets or liabilities (including assets or liabilities relating to any Excluded Assets) other than the Additional Assets, and (ii) Alkermes shall take and shall cause its Subsidiaries to take such steps as are necessary to effect those portions of the Reorganization that are reflected in Schedule 1 as being consummated by Alkermes and its Subsidiaries in connection with the Reorganization and the transactions contemplated by this Agreement and the Ancillary Agreements. If the Parties agree to a deviation from Schedule 1 in accordance with this Section 5.3(a) (in which case, the Parties shall cause Schedule 1 to be revised accordingly), then for purposes of this Agreement, all references to Schedule 1 shall be deemed to be references to Schedule 1 as so revised. Elan shall make available to Alkermes in a timely manner for review and comment all drafts of the Reorganization Transfer Agreements or other instruments or documentation relating to the Reorganization Transfers or the Reorganization, and Elan shall not, and shall cause its Affiliates not to, execute any such Reorganization Transfer Agreements or other instruments or documentation, or take any actions or consummate any steps or transactions contemplated thereby, in each case, that is not reasonably satisfactory to Alkermes.
          (b) With respect to Business Assets that are EDDI Contracts, Elan shall use its reasonable best efforts to cause EDDI to assign all of EDDI’s right, title and interest in an to such contracts, free and clear of all Liens other than Permitted Liens, to the U.S. Acquired Entities or another New Alkermes Group Entity designated by Alkermes as part of the Reorganization Transfers. With respect to all Business Assets that are contracts (including EDDI Contracts), Elan shall, and shall cause its Subsidiaries to, use reasonable best efforts to obtain all necessary consents, waivers or approvals of any parties to such contracts as are required thereunder in connection with the Transactions or for any such contracts to remain in full force and effect, all of which are required to be listed on Section 3.3 of the Elan Disclosure Schedule, so as to preserve all rights of, and benefits to, the Business under such contracts from and after the Closing. If any such contracts may not be transferred without the consent, waiver or approval of any Person or as a result of any Law restricting such transfer, Elan shall, and shall cause its Subsidiaries to, use reasonable best efforts to secure such consent, waiver or approval. If, notwithstanding such reasonable best efforts, Elan and its Subsidiaries are unable to secure any such consent, waiver or approval, then no transfer of such contacts will occur if to do so without such consent, waiver or approval would constitute a breach or other contravention of the rights of such Person until such consent, waiver or approval is obtained, and any assignment or transfer shall be made subject to such consent, waiver or approval being obtained. To the extent any such consent, waiver or approval is not obtained, Elan shall, and shall cause its Subsidiaries to, continue, upon the request of Alkermes, to use its reasonable best efforts to secure such consent, waiver or approval and the Parties will mutually agree in good faith on reasonable alternative arrangements that would result in New Alkermes and the New Alkermes Group Entities receiving all the benefits of such contracts until such time as such consent, waiver or approval has been obtained and such assignment effected.
          (c) Following the Closing, to the extent any assets or rights of the Business have been retained by Elan and the Continuing Affiliates, Elan shall and shall cause the Continuing Affiliates to use their best efforts to convey such assets or rights to New Alkermes, the Surviving Corporation and the New Alkermes Group Entities as promptly as practicable (and pending such conveyance to provide New Alkermes, the Surviving Corporation and the New Alkermes Group Entities with the benefit of such assets).
          (d) The Parties will, and will cause their respective Subsidiaries and Affiliates to, enter into, at or prior to the Closing, each of the Ancillary Agreements to which they are intended to be a party substantially in accordance with the attached form agreements or, if no form agreement is attached and except as otherwise provided in this Agreement, in a form reasonably satisfactory to each of the Parties.
          (e) As soon as reasonably practicable, Elan shall and shall cause its Subsidiaries and Affiliates to use their reasonable best efforts to terminate all sale and leaseback arrangements (including any defeasance leases) entered into by Elan or any of its Subsidiaries in respect of any Business Assets and upon such termination provide Alkermes with evidence that (i) all sale and leaseback arrangements (including any defeasance leases) entered into by Elan or its Subsidiaries in respect of any Business Assets have been terminated, (ii) all amounts due under such arrangements, including any termination payments, have been discharged in full, (iii) all security granted in relation to any such arrangements has been fully and unconditionally released, and (iv) title to such Business Assets is held by New Alkermes or a New Alkermes Group Entity, as appropriate. If any such sale and leaseback arrangements are not terminated prior to the Closing, then Elan shall and shall cause its Subsidiaries and Affiliates to continue to use their reasonable best efforts to terminate such arrangements until such termination is obtained, and the Parties will mutually agree in good faith on alternative arrangements that would result in New Alkermes and the New Alkermes Group Entities receiving all the benefits of ownership of the underlying Business Assets (to the fullest extent permitted by applicable Law) until such time as the termination has been effected; provided, that in no event shall any alternative arrangements or the termination of such sale and leaseback arrangements result in New Alkermes or any of its Subsidiaries being required to pay any amount or relinquish any right.
          (f) Notwithstanding the foregoing, to the extent any real property or other assets or facilities, or any rights or services, are determined to be shared or used jointly by the Business, on the one hand, and the businesses of Elan and its Subsidiaries other than the Business, on the other hand, the Parties will use their reasonable best efforts to reach equitable arrangements under which such real property, assets, facilities, rights and services will cease to be shared at or prior to the Closing. If no such arrangement is reached, the Parties will mutually agree in good faith on reasonable transition arrangements on reasonable commercial terms (in addition to those set forth in the Transition Services Agreement) that will allow such sharing to cease as soon as practicable following the Closing (except to the extent the Parties agree on longer term sharing arrangements, which shall be agreed on an arm’s-length basis).
          (g) As soon as reasonably practicable following the Closing, to the extent any Transferred Books and Records are not delivered at the Closing pursuant to and as permitted by Section 2.13(iii), Elan shall, and shall cause the Continuing Affiliates to, deliver such Transferred Books and Records to New Alkermes. In addition, to the extent that certain Books and Records held by Elan or any Continuing Affiliate contain information relating to the Business but such Books and Records relate primarily to businesses other than the Business, such Books and Records shall be retained by Elan or any Continuing Affiliate, who shall, to the extent requested to do so, provide copies of the relevant portions thereof to New Alkermes.
          (h) Prior to the Closing, Elan shall, and shall cause its Subsidiaries to, take such steps as are reasonably requested by Alkermes to provide for the governance of New Alkermes and the New Alkermes Group Entities from and after the Effective Time, including to (i) form appropriate committees of the board of directors of New Alkermes or any New Alkermes Group Entity, (ii) nominate and cause to be elected, effective as of the Effective Time, such directors of the New Alkermes Group Entities as Alkermes may designate, (iii) appoint, effective as of the Effective Time, to any committee of the board of directors of New Alkermes or any New Alkermes Group Entity such directors as Alkermes may designate, (iv) adopt and approve such committee charters, codes of conduct or other guidelines, principles or codes of conduct for New Alkermes and the New Alkermes Group Entities as Alkermes may reasonably require, (v) adopt and approve such employee benefit plans, including equity-based plans, of New Alkermes and the New Alkermes Group Entities as Alkermes may reasonably require and (vi) take such other corporate actions and adopt such other resolutions of the board of directors of New Alkermes or of the shareholders of New Alkermes as Alkermes may reasonably request, subject to the approval of Elan, which shall not be unreasonably withheld, delayed or conditioned.
          (i) Prior to the Closing, Elan shall, or shall cause its Subsidiaries to, use their reasonable best efforts to provide to Alkermes: (i) written confirmation that the deeds of transfer in respect of the Monksland industrial premises and the castle at Moyvannon (the “Deeds of Transfer”) have been duly stamped, either at the ad valorem rate or adjudged exempt under inter-companies relief; provided, that if, despite the use of reasonable best efforts, such stamping is not available at the Closing, the relevant amounts of stamp duty should be placed in an escrow account agreed to by Elan and Alkermes, each acting in good faith, pending such stamping; (ii) written confirmation that the Deeds of Transfer have been lodged in the Irish Land Registry, with a copy of the dealing and an undertaking to assist New Alkermes and its Subsidiaries with Irish Land Registry queries when and if made; provided, if such copy is not available at the Closing, the appropriate dealing shall be prepared (albeit not lodged) and all Irish Land Registry fees in relation thereto shall have been paid by Elan; (iii) definitive confirmation from Galway County Council it is willing to proceed upon the basis of a compulsory acquisition agreement entered into by it with EPIL, notwithstanding that EPIL does not have documentary title to the lands in question; and (iv) evidence that Elan or one of its Subsidiaries has applied to the relevant local authority for confirmation that the Monksland industrial premises are served by public roads.
          (j) Elan hereby covenants that, as soon as reasonably practicable after completion of the stamping of the Deeds of Transfer referred to in this Section 5.3(j), it shall instruct A&L Goodbody solicitors to lodge in the Land Registry with all appropriate fees and supporting documentation (A) the Deed of Transfer dated 20 December 2007 (1) Elan Holdings Limited and (2) Elan Pharma International Limited; and (B) the Deed of Transfer dated 20 December 2007 (1) Elan Corporation plc and (2) Elan Pharma International Limited. Elan shall provide all assistance as may be required by A&L Goodbody to deal with any reasonably land registry queries that may be raised in connection with the registration of the same.
          Section 5.4. Conduct of Business. (a) Conduct of the Business. The Elan Parties agree, as to themselves and their respective Subsidiaries, that, from the date hereof until the Effective Time, except as set forth in Section 5.4 of the Elan Disclosure Schedule, as expressly required by this Agreement (including (A) actions taken pursuant to Section 5.2, (B) transactions required by the Reorganization subject to Section 5.3(a), or (C) as required by applicable Law), or as otherwise agreed to in writing by Alkermes (such consent not to be unreasonably withheld or delayed), (x) the Business shall be conducted in the Ordinary Course of Business and, to the extent consistent therewith (and subject to the restrictions set forth in this Section 5.4(a)), (y) the Elan Parties will (and will cause their Subsidiaries to) use all reasonable best efforts to preserve and maintain existing relations and goodwill with Governmental Authorities, employees, customers, brokers, suppliers and other Persons with which the Business has significant business relations and (z) subject to applicable Law as agreed in good faith by counsel to Alkermes, the Elan Parties shall not and shall cause their respective Subsidiaries not to, directly or indirectly do, or commit to do, any of the following:
     (i) repurchase, redeem or otherwise acquire any shares of capital stock or other securities of, or other ownership interests in, New Alkermes or any of the New Alkermes Group Entities;
     (ii) issue, deliver, pledge, encumber or sell any shares of capital stock of or other equity interests in New Alkermes or any New Alkermes Group Entity, or any securities convertible into any such shares of capital stock or other equity interests, or any rights, warrants or options to acquire any such shares of capital stock or other equity interests;
     (iii) amend or otherwise alter (or propose any amendment or alteration to) the Governing Documents of New Alkermes or any New Alkermes Group Entity or amend any terms of the outstanding securities of New Alkermes or any New Alkermes Group Entity;
     (iv) with respect to the Business, New Alkermes and the New Alkermes Group Entities only, merge or consolidate with any other Person, make any investment in any other Person, including any joint venture, or acquire the stock or assets or rights of any other Person other than, in each case, in the Ordinary Course of Business;
     (v) sell, lease, license, assign, transfer, abandon, convey or otherwise dispose of (1) any assets, securities, rights or property of New Alkermes or any New Alkermes Group Entity or (2) any asset, rights or properties used in the Business, other than in each case (A) sales of inventory and equipment in the Ordinary Course of Business, (B) transactions that are in the Ordinary Course of Business and not individually in excess of $1,000,000, (C) transfers of cash and cash equivalents to or as directed by Elan or (D) transactions set forth on Schedule 5.4(a)(v);
     (vi) manage Modified Working Capital and the Net Cash Amount other than in the Ordinary Course of Business, or take any action for the purpose of changing the calculation or amount of Modified Working Capital or Net Cash Amount;
     (vii) fail to maintain inventory of the Business (as determined in accordance with U.S. GAAP) at a level between 85% and 115% of inventory reflected on the Business Balance Sheet;
     (viii) with respect to New Alkermes and the New Alkermes Group Entities, incur any Indebtedness, enter into any new or amend existing facilities relating to Indebtedness, issue or sell any debt securities or warrants or other rights to acquire any debt securities or guarantee any debt securities;

     (ix) create or permit the creation of (A) any Lien on the Purchased Interests or (B) any Lien (other than a Permitted Lien) on any asset of the Business other than in the Ordinary Course of Business or that would not materially and adversely affect the ability to conduct the Business following the Closing in the same manner as currently conducted;
     (x) except in the Ordinary Course of Business, enter into or adopt any new, or amend or terminate any existing, Employee Plan (including any trust or other funding arrangement), other than as required by Law;
     (xi) except to the extent required by Employee Plans existing on the date of this Agreement, or as set forth on Section 3.20(c) of the Elan Disclosure Schedule, make any new grants or awards to, vest, accelerate or otherwise modify any grant, benefit or awards made to, or increase the compensation payable or to become payable to its officers, directors or employees or pay any severance or bonus not otherwise due to its officers, directors or employees;
     (xii) enter into or forgive any loan to employees, directors, or consultants;
     (xiii) enter into any new collective bargaining agreement or agreement with a trade union;
     (xiv) contribute any material amount to any trust or other arrangement funding any Employee Plan, except to the extent required by the existing terms of such Employee Plan, trust or other funding arrangement, by any collective bargaining agreement, by any written employment agreement existing on the date of this Agreement, or by applicable Law;
     (xv) (A) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or (B) enter into any agreement or exercise any discretion providing for acceleration of payment or performance as a result of a change of control of New Alkermes or any New Alkermes Group Entity;
     (xvi) renew or (except pursuant to the transactions set forth on Schedule 5.4(a)(v)) enter into any non-compete, exclusivity or similar agreement that would restrict or limit the operations of New Alkermes or the New Alkermes Group Entities or, after the Effective Time, of Alkermes or its Subsidiaries;
     (xvii) modify in any material respect, amend in any material respect or terminate any Business Material Contract;
     (xviii) enter into any contract other than (A) as a result of the transactions set forth on Schedule 5.4(a)(v) or (B) in the Ordinary Course of Business and that does not require (x) a term in excess of one year or (y) payments by New Alkermes or any New Alkermes Group Entity in excess of $1,000,000;

     (xix) settle or compromise any material litigation relating to the Business (unless such settlement calls only for the payment of money by Elan or a Continuing Affiliate), or waive, release or assign any material claims relating to the Business, including with respect to any Business Intellectual Property Rights;
     (xx) adopt any change, other than as required by applicable generally accepted accounting principles, in its accounting policies, procedures or practices;
     (xxi) license (except pursuant to the transactions set forth on Schedule 5.4(a)(v)) or permit any rights to lapse in any Business Intellectual Property Rights;
     (xxii) with respect to any New Alkermes Group Entity, (A) make any change in any annual accounting period or adopt or change a method of accounting for Tax purposes, except as required by applicable Law, (B) make or change any Tax election, (C) file or amend any Tax Return or (D) enter into any closing agreement, settle any Tax claim or assessment relating to any of the Elan Parties or any of their Subsidiaries, surrender any right to claim a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to any Elan Party or any of its Subsidiaries, other than elections, filings, settlements, closing agreements, extensions or waivers made in the Ordinary Course of Business;
     (xxiii) fail to make any capital expenditures with respect to the Business consistent with the Ordinary Course of Business; or
     (xxiv) agree or commit to do any of the foregoing.
          (b) Conduct by Alkermes. Alkermes agrees that from the date hereof until the Effective Time, except as set forth in Section 5.4 of the Alkermes Disclosure Schedule, as expressly contemplated by this Agreement (including actions taken pursuant to Section 5.2 or as required by applicable Law), or as otherwise agreed to in writing by Elan (such consent not to be unreasonably withheld or delayed), the business of Alkermes and its Subsidiaries shall be conducted in the ordinary and usual course and, to the extent consistent therewith (and subject to the restrictions set forth in this Section 5.4(b)), Alkermes and its Subsidiaries will use all reasonable best efforts to preserve and maintain existing relations and goodwill with employees, customers, brokers, suppliers and other Persons with which Alkermes and its Subsidiaries as a group have significant business relations. Without limiting the foregoing, Alkermes agrees, as to itself and its Subsidiaries, that, from the date hereof until the Effective Time, except as set forth in Section 5.4 of the Alkermes Disclosure Schedule, as expressly contemplated by this Agreement (including actions taken pursuant to Section 5.2 or as required by applicable Law), or as otherwise agreed to in writing by Elan, Alkermes shall not and shall cause its Subsidiaries not to, directly or indirectly do, or commit to do, any of the following:
     (i) in the case of Alkermes only, amend or otherwise change its Governing Documents, or amend, modify or terminate the Alkermes Rights Agreement;

     (ii) in the case of Alkermes only, (A) declare, set aside, make or pay any dividend or other distribution, payable in stock, with respect to any of its capital stock, (B) split, combine or reclassify its outstanding shares of capital stock, or (C) repurchase, redeem or otherwise acquire, except in connection with any employee benefit plans or arrangements and except pursuant to Alkermes’ ongoing stock repurchase program or hedging activities, or permit any of its Subsidiaries to purchase or otherwise acquire, any shares of Alkermes’ capital stock or any securities convertible into or exchangeable or exercisable for any shares of Alkermes’ capital stock;
     (iii) in the case of Alkermes only, adopt a plan of complete or partial liquidation or dissolution;
     (iv) in the case of Alkermes only, issue, sell, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock of any class or other equity interests, other than (A) issued upon the exercise of Alkermes Options or other rights outstanding as of the date hereof, (B) issuable pursuant to any employee option or benefit plan or arrangement, (C) issued in connection with any merger, consolidation or acquisition permitted by clause (v) below, and (D) issued in other issuances that do not, in the aggregate, represent more than 5% of the outstanding Alkermes Common Stock;
     (v) acquire by merger, consolidation or acquisition of stock or assets (from any Person other than Alkermes or a Subsidiary of Alkermes) any corporation, partnership or other business organization or division thereof if such acquisition would be reasonably likely to prevent the Merger from occurring prior to the Termination Date; or
     (vi) agree or commit to do any of the foregoing.
          Section 5.5. Public Announcements. The Parties shall cooperate in promptly issuing the joint announcement of the execution of this Agreement in the Agreed Form as attached as Schedule H. Subject to their respective legal obligations (including requirements of stock exchanges and other similar regulatory bodies), Alkermes and Elan will consult with each other before issuing, or permitting any agent or Affiliate to issue (and will use reasonable best efforts to agree upon the text of), any other press releases or otherwise making or permitting any agent or Affiliate to make, any public statements with respect to this Agreement and the transactions contemplated hereby.
          Section 5.6. Guarantees. New Alkermes shall use its reasonable best efforts to cause itself or one or more of its Affiliates to be substituted in all respects for Elan or any Continuing Affiliate, effective as of the Closing, in respect of all obligations of Elan and any Continuing Affiliate under each of the guarantees, bonding arrangements, letters of credit and letters of comfort given by Elan or any of its Continuing Affiliates for the benefit of New Alkermes, the New Alkermes Group Entities or the Business, which guarantees, performance bonds, letters of credit and letters of comfort are set forth in Section 5.6 of the Elan Disclosure Schedule. Elan shall use its reasonable best efforts to cause itself or one or more of the Continuing Affiliates to be substituted in all respects for New Alkermes or any New Alkermes Group Entity, effective as of the Closing, in respect of all obligations of any of New Alkermes or any New Alkermes Group Entity under each guarantee, bonding arrangement, letter of credit and letter of comfort given by New Alkermes or any of the New Alkermes Group Entities for the benefit of Elan or any of the Continuing Affiliates and not related to the Business.
          Section 5.7. Affiliate Agreements. (a) Except for this Agreement, the Ancillary Agreements, those agreements set forth on Section 5.7 of the Elan Disclosure Schedule or as otherwise provided by Section 5.7(b), Elan shall, and shall cause its Subsidiaries to, terminate all Affiliate Agreements at or prior to the Effective Time, in each case without any remaining Liability of any kind on the part of New Alkermes or any New Alkermes Group Entity as a result of or in connection with such termination or such Affiliate Agreement.
          (b) Elan shall, or shall cause the relevant Continuing Affiliate to, enter into a research, development and manufacturing agreement with New Alkermes in respect of ELN005 (the “ELN005 Agreement”), which agreement shall be reasonably acceptable to Alkermes and be on terms and conditions that, in the aggregate, are no less favorable to New Alkermes, the New Alkermes Group Entities and their respective Subsidiaries (including, after the Closing, the Surviving Corporation) than could have been obtained from unrelated Persons in a similar agreement entered into on an arm’s length commercial basis as of the Closing.
          Section 5.8. No Solicitation. (a) Until the earlier of (i) the Closing and (ii) the date of termination of this Agreement pursuant to Section 10.1, the Elan Parties shall not, and shall not authorize or permit any of their respective Subsidiaries or any of their or their Subsidiaries’ respective Representatives or Affiliates to, directly or indirectly, take any of the following actions: (A) solicit, initiate, encourage or facilitate any EDT Acquisition Proposal or EDT Alternative Transaction, (B) participate in any discussions or negotiations relating to, assist or cooperate with any Person (other than Alkermes and its designees) to make, or furnish any Person (other than Alkermes and its designees) with information in connection with, or take any other action to facilitate, any EDT Acquisition Proposal or EDT Alternative Transaction, (C) disclose any information to any Person (other than Alkermes and its designees) concerning the business, technologies or properties of the Business, or afford to any Person (other than Alkermes and its designees) access to the properties, technologies or Books and Records of the Business, other than in the Ordinary Course of Business or as required by applicable Law, or (D) propose, authorize or enter into any agreement or understanding (whether binding or nonbinding, written or oral) relating to, or engage in or consummate, any EDT Alternative Transaction or any agreement or understanding requiring the Elan Parties to abandon, terminate or fail to consummate the Merger and the other transactions contemplated by this Agreement or breach their obligations hereunder, except, in the case of clause (B), for any notification by Elan to any such Person that Elan is contractually restricted from engaging in any such discussions or negotiations. Elan shall promptly (but in any event within one (1) Business Day) notify Alkermes orally and in writing of any EDT Acquisition Proposal or any inquiry regarding the making of any EDT Acquisition Proposal or request for disclosure or access reasonably likely to be related to the making of an EDT Acquisition Proposal, indicating, in connection with such notice, the identity of the Person making such EDT Acquisition Proposal or inquiry or request and the terms and conditions of any such EDT Acquisition Proposal or inquiry or request, including all written documentation relating thereto. Elan agrees that it shall take the necessary steps promptly to inform its Subsidiaries and any of its or their Representatives or Affiliates of the obligations undertaken by it in this Section 5.8(a).
          (b) Until the earlier of (i) the Closing and (ii) the date of termination of this Agreement pursuant to the provisions of Section 10.1, Alkermes shall not, and shall not authorize or permit any of its Subsidiaries or any of its or its Subsidiaries’ respective Representatives or Affiliates to, directly or indirectly, take any of the following actions: (A) solicit, initiate, encourage or facilitate any Alkermes Acquisition Proposal or Alkermes Alternative Transaction, (B) participate in any discussions or negotiations relating to, assist or cooperate with any Person (other than Elan and its designees) to make, or furnish any Person (other than Elan and its designees) with information in connection with, or take any other action to facilitate, any Alkermes Acquisition Proposal or Alkermes Alternative Transaction, (C) disclose any information to any Person (other than Elan and its designees) concerning the business, technologies or properties of Alkermes, or afford to any Person (other than Elan and its designees) access to the properties, technologies or Books and Records of Alkermes, other than in the Ordinary Course of Business or as required by applicable Law, of (D) propose, authorize or enter into any agreement or understanding (whether binding or nonbinding, written or oral) relating to, or engage in or consummate, any Alkermes Alternative Transaction or any agreement or understanding requiring Alkermes to abandon, terminate or fail to consummate the Merger and the other transactions contemplated by this Agreement or breach its obligations hereunder, except, in the case of clause (B), for any notification by Alkermes to any such Person that Alkermes is contractually restricted from engaging in any such discussions or negotiations. Alkermes shall promptly (but in any event within one (1) Business Day) notify Elan orally and in writing of any Alkermes Acquisition Proposal or any inquiry regarding the making of any Alkermes Acquisition Proposal or request for disclosure or access reasonably likely to be related to the making of an Alkermes Acquisition Proposal, indicating, in connection with such notice, the identity of the Person making such Alkermes Acquisition Proposal or inquiry or request and the terms and conditions of any such Alkermes Acquisition Proposal or inquiry or request, including all written documentation relating thereto. Alkermes agrees that it shall take the necessary steps promptly to inform its Subsidiaries and any of its or their Representatives or Affiliates of the obligations undertaken by it in this Section 5.8(b).
          Section 5.9. Non-Compete; Employment Non-Solicitation.
          (a) Elan agrees that for the period commencing at the Closing and expiring on the third (3rd) anniversary of the Closing, neither it nor any of its Subsidiaries shall, either directly or indirectly, alone or with others, (i) engage in any Competing Business, (ii) own an interest in (whether as a stockholder, member or partner, but in each case excluding any such interest not exceeding 5% of any class of security that is listed and traded on any national or international securities exchange), or manage, operate, or Control, or participate in or be connected with as a director, any Person engaged in a Competing Business (other than New Alkermes and its Affiliates), or (iii) manufacture, market or distribute, or allow the manufacturing, marketing or distributing of, any products or services under, or use in any way, the Transferred IP in connection with a Competing Business. Notwithstanding the foregoing, it shall not be a violation of this Section 5.9(a) if Elan or any Affiliate thereof licenses drug delivery technology from another Person or develops any drug delivery technology itself, in each case, for use by Elan and its Affiliates in the production of pharmaceutical products by Elan and its Affiliates. Notwithstanding the foregoing, if any Person that is already engaged in a Competing Business shall, in a single transaction or in a related series of transactions, whether by way of purchase, acquisition, tender, exchange or other similar offer or recapitalization, reclassification, consolidation, merger, share exchange, scheme of arrangement or other business combination transaction, acquire Beneficial Ownership of more than fifty percent (50%) of the combined voting power of the outstanding capital stock entitled to vote generally in the election of directors of Elan, such acquisition and the continued operation by such Person of its existing Competing Business shall not be deemed a violation of this Section 5.9(a).
          (b) Until the eighteen (18) month anniversary of the Closing, Elan and its Affiliates shall not, directly or indirectly, (i) solicit for employment or any similar arrangement any New Alkermes Employee or (ii) hire any New Alkermes Employee; provided, that this Section 5.9(b) shall not apply to New Alkermes Employees whose employment has been terminated by New Alkermes and its Subsidiaries and clause (i) hereof shall not prohibit general solicitations for employment through advertisements or other means not targeted specifically to New Alkermes Employees.
          Section 5.10. Notices of Certain Events. Prior to the Closing, each of the Elan Parties, on the one hand, and Alkermes, on the other hand, shall (and shall cause their Subsidiaries to) promptly notify the other of (a) the occurrence of any event that is likely to cause any representation or warranty of Elan or Alkermes, as the case may be, contained in this Agreement be inaccurate or untrue at or prior to the Closing, and (b) any failure of the Elan Parties or Alkermes, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, that the delivery of any notice or the making of any disclosure pursuant to this Section 5.10 shall not (i) limit or otherwise affect any rights or remedies to the party receiving such notice or (ii) be deemed to amend or supplement the Elan Disclosure Schedule or the Alkermes Disclosure Schedule, as the case may be, or prevent or cure any misrepresentation, breach of warranty or breach of covenant.
          Section 5.11. Preparation of SEC Documents. (a) Each of Alkermes and Elan shall cooperate and promptly prepare and Alkermes shall file a preliminary form of the proxy statement to be sent to Alkermes shareholders in connection with the Alkermes Shareholders Meeting (the “Alkermes Proxy Statement”) and Elan shall file, or cause New Alkermes to file, the Registration Statement. Alkermes will cause the Alkermes Proxy Statement to comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder. Elan will cause the Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder. Each of Alkermes and Elan shall use its respective reasonable best efforts to have the Alkermes Proxy Statement cleared by the SEC as promptly as practicable after such filing. Alkermes will advise Elan, promptly after it receives notice thereof, of any request by the SEC for amendment of the Alkermes Proxy Statement or comments thereon. Each of Alkermes and Elan shall use reasonable best efforts to have the Registration Statement declared effective under the Securities Act as long as necessary to consummate the Merger and the other transactions contemplated hereby. Elan will advise Alkermes, promptly after it receives notice thereof, of any request by the SEC for amendment of the Registration Statement or comments thereon. The Parties shall take any action required to be taken under any applicable state securities Laws in connection with the issuance of New Alkermes Ordinary Shares in the Merger, and Alkermes shall furnish all information concerning Alkermes and the holders of Alkermes Common Stock as may be reasonably requested in connection with any such action.
          (b) No filing of, or amendment or supplement to, the Registration Statement or the Alkermes Proxy Statement will be made by the Elan Parties or Alkermes, as applicable, without the prior consent of the other Parties (which shall not be unreasonably withheld, delayed or conditioned) and without providing the other Parties the opportunity to review and comment thereon. The Parties will advise the other Parties promptly after receiving oral or written notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the New Alkermes Ordinary Shares issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Alkermes Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information and will promptly provide the other Parties with copies of any written communication from the SEC or any state securities commission.
          (c) Alkermes and Elan each agrees, as to itself and its Affiliates, that none of the information supplied or to be supplied by it or its Affiliates for inclusion or incorporation by reference in the Alkermes Proxy Statement or the Registration Statement, and any amendments or supplements to each of them will, at the date of mailing to shareholders and at the time or times of the Alkermes Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time any information relating to Alkermes or Elan, or any of their respective Affiliates, officers or directors, should be discovered by Alkermes or Elan to be inaccurate or to have been omitted that should be set forth in an amendment or supplement to the Registration Statement or the Alkermes Proxy Statement, so that any such documents would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties and, to the extent required by applicable Law, an appropriate amendment or supplement describing such information shall be filed promptly with the SEC and, to the extent required by Law, disseminated to the Alkermes shareholders.
          (d) Alkermes will use its reasonable best efforts to cause the Alkermes Proxy Statement to be mailed to its shareholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act.
          Section 5.12. Shareholder Meetings; Board Recommendations. (a) Alkermes will take all action necessary to convene a meeting of the shareholders of Alkermes at which the shareholders of Alkermes shall consider the approval and adoption of the Plan of Merger contained in this Agreement (the “Alkermes Shareholders Meeting”) as promptly as practicable after the Alkermes Proxy Statement has been cleared, and the Registration Statement has been declared effective, by the SEC.
          (b) Subject to the requirements of applicable Law, the board of directors of Alkermes shall recommend to its shareholders the approval and adoption of the matters to be submitted to its shareholders at the Alkermes Shareholders Meeting, which recommendation shall be set forth in the Alkermes Proxy Statement and the Registration Statement, and shall use reasonable best efforts to solicit such approval. Notwithstanding the foregoing, the board of directors of Alkermes may omit its recommendation from such documents or withdraw or modify its recommendation if, prior to receipt of the Alkermes Shareholder Approval, the board of directors of Alkermes receives an Alkermes Acquisition Proposal as to which the board of directors of Alkermes determines in good faith, after consultation with its financial advisors and outside counsel, that (A) the Alkermes Alternative Transaction contemplated by such Alkermes Acquisition Proposal is superior to the transactions provided for by this Agreement from a financial point of view to Alkermes and its shareholders and (B) the failure to take such action would be inconsistent with its fiduciary duties to the shareholders of Alkermes under applicable Law; and
          (c) The Alkermes Shareholders Meeting shall be held for the purposes of seeking and obtaining the approval of the shareholders of Alkermes of the requisite proposals needed for the approval of this Agreement and the consummation of transactions contemplated hereby, regardless of any Alkermes Change in Recommendation, unless this Agreement is terminated pursuant to Section 8.1 prior to such meetings.
          Section 5.13. Stock Exchange Listing. New Alkermes shall use its reasonable best efforts to cause the New Alkermes Ordinary Shares to be issued in the Merger to be approved for listing on NASDAQ, subject to official notice of issuance, prior to the Closing Date.
          Section 5.14. Insurance. From the date hereof to the Effective Time, Elan and Alkermes will cooperate reasonably to develop and implement a transition plan with respect to insurance coverage for New Alkermes and the New Alkermes Group Entities, with the goal of ensuring continuing insurance coverage through the Effective Time and transfer at the Effective Time of the responsibility for risk management relating to New Alkermes and the New Alkermes Group Entities from Elan and the Continuing Affiliates to New Alkermes.
          Section 5.15. Indebtedness. Elan shall cause New Alkermes and its Subsidiaries (including, for these purposes U.S. Acquired Entities), at the Closing, to have no Indebtedness (other than Elan Reorganization Indebtedness and Indebtedness in respect of the IP Transfer Loan Note).
          Section 5.16. Alkermes Common Stock. During the period from the date hereof to the Closing, Elan shall not, and shall cause each of its Affiliates not to, directly or indirectly, alone or in concert with any other Person, acquire, offer to acquire or agree to acquire Beneficial Ownership of any shares of Alkermes Common Stock.

          Section 5.17. Resignations. Elan shall use its reasonable best efforts to cause each officer or director of New Alkermes and the New Alkermes Group Entities to resign in such capacity, other than individuals identified by Alkermes as continuing in such capacity following the Closing, such resignations to be effective as of the Effective Time.
          Section 5.18. Designated Assets. Alkermes shall have the right to designate certain of the Excluded Assets owned by EDDI as Business Assets (the “Designated Assets”) to be included in the Reorganization Transfers and included in the Business Assets at the Closing, in which case Elan shall and shall cause its Subsidiaries to take all necessary steps to include such Designated Assets in the Reorganization Transfers and in the Business Assets as of the Closing.
          Section 5.19. Directors and Officers Indemnification. Alkermes and Elan agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, now existing in favor of the current or former directors, officers or employees, as the case may be, of Alkermes or its Subsidiaries, or of any New Alkermes Group Entity (whether provided in the respective Governing Documents of such entity or in any agreement as in effect on the date hereof) shall survive the Closing and remain in full force and effect. Alkermes and Elan shall use their reasonable best efforts to cause New Alkermes or one of its Subsidiaries to enter into agreements effective as from the Closing with the directors, company secretary and officers of New Alkermes providing such individuals with such exculpation, indemnification and advancement of expenses in respect of claims against such individual in such capacity as may, under applicable Law, be provided by such entity.
          Section 5.20. Additional Financial Statements. (a) As promptly as practicable following the execution of this Agreement (using reasonable best efforts to comply by June 17, 2011), Elan shall deliver to Alkermes true and complete copies of the Audited Financial Statements along with selected financial data for the five years ended December 31, 2010, as required by Regulation S-X under the Securities Act, the information for the first two years of such period need not be audited.
          (b) From the date hereof through the Effective Time, Elan shall furnish to Alkermes, concurrently with the delivery thereof to management of Elan or any of its Subsidiaries, such monthly, quarterly and annual financial statements and data relating to the Business as are prepared for distribution to management of Elan or any its Subsidiaries.
          Section 5.21. Financing.
          (a) Alkermes shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary to consummate and obtain the Financing on the terms and conditions described in the Commitment Letter, including using reasonable best efforts to (i) maintain in effect the Commitment Letter and, if entered into prior to the Closing, the definitive documentation with respect to the Financing contemplated by the Commitment Letter (the “Definitive Financing Agreements”), and (ii) negotiate and execute Definitive Financing Agreements on terms and conditions contemplated by the Commitment Letter (including any “flex” provisions contained therein), and, upon execution thereof, deliver a copy thereof to Elan. In the event that all conditions to the Financing have been satisfied, Alkermes shall use its reasonable best efforts to cause the lenders and the other Persons providing such Financing to fund on the Closing Date the portion of the Financing required to pay the Cash Payment, including using its reasonable best efforts to enforce its rights under the Commitment Letter, to cause such lenders or other Persons to fund such portion of the Financing. Alkermes shall have the right from time to time to amend, replace, supplement or otherwise modify, or waive any of its rights under, the Commitment Letter or Definitive Financing Agreements, and/or substitute other debt or equity financing for all or any portion of the Financing from the same and/or alternative financing sources; provided, that any such amendment, replacement, supplement or other modification to or waiver of any provision of the Commitment Letter or Definitive Financing Agreements that amends the Financing and/or substitution of all or any portion of the Financing (A) shall not expand upon the conditions precedent or contingencies to the Financing as set forth in the Commitment Letter and (B) would not reasonably be expected to prevent or impede or delay the availability of the Financing and/or the consummation of the Transactions and the transactions contemplated by this Agreement. Alkermes shall be permitted to reduce the amount of Financing under the Commitment Letter or Definitive Financing Agreements in its reasonable discretion; provided, further, that Alkermes shall not reduce the committed amount of the Financing to an amount below the amount that is required, together with the financial resources of Alkermes, including cash on hand of Alkermes, to pay the Cash Payment; provided, further, that any such reduction (A) shall not expand upon the conditions precedent or contingencies to the Financing as set forth in the Commitment Letter and (B) would not reasonably be expected to prevent or impede or delay the availability of the Financing and/or the consummation of the Transactions and the transactions contemplated by this Agreement. If any portion of the Financing becomes unavailable or Alkermes becomes aware of any event or circumstance that makes any portion of the Financing unavailable, in each case, on the terms and conditions contemplated in the Commitment Letter (including any “flex” provisions contained therein), and such portion is reasonably required to pay the Cash Payment, Alkermes shall use its reasonable best efforts to arrange and obtain as promptly as practicable following the occurrence of such event alternative financing from the same and/or alternative financing sources in an amount sufficient to pay the Cash Payment upon conditions no less favorable to Alkermes and its Subsidiaries than those contained in the Commitment Letter and, if obtained, will provide Elan with a copy of the documentation with respect to such alternative financing. Alkermes shall give Elan prompt oral and written notice (but in any event not later than twenty-four (24) hours) after Alkermes becoming aware of the occurrence of any material breach by any party to the Commitment Letter or Definitive Financing Agreements or of any condition not likely to be satisfied, or of any termination or waiver, amendment or other modification of the Commitment Letter. Alkermes shall keep Elan informed on a reasonably current basis of the status of its efforts to arrange, obtain and/or consummate the Financing and shall provide copies of the principal documents related to the Financing (excluding fee letters, except excerpts of those portions thereof that contain any conditions to funding or “flex” provisions (excluding provisions related solely to fees and economic terms)). For the avoidance of doubt, the syndication of the Financing to the extent permitted by the Commitment Letter shall not be deemed to violate Alkermes’ obligations under this Agreement.
          (b) Elan shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause each of its and their respective Representatives, including legal, tax, regulatory and accounting, to provide all cooperation reasonably requested by Alkermes and/or the Financing Parties in connection with the Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of Elan and its Subsidiaries), including
     (i) providing information relating to the Business to Alkermes and the lenders and other financial institutions and investors that are or may become parties to the Financing (including the parties to the Commitment Letter and the Definitive Financing Agreements) (the “Financing Parties”) (including information to be used in the preparation of an information package regarding the business, operations, financial projections and prospects of the Business customary for such financing or reasonably necessary for the completion of the Financing by the Financing Parties) to the extent reasonably requested by Alkermes to assist in preparation of customary offering or information documents to be used for the completion of the Financing as contemplated by the Commitment Letter or the Definitive Financing Agreements, including, in addition (to the extent different) to the financial statements required to be delivered pursuant to Section 5.20(a), all information and data necessary to satisfy the conditions set forth in paragraphs 3 and 4 of Exhibit C of the Commitment Letter (information and data required to be delivered pursuant to this clause (i) being referred to as the “Required Financial Information”);
     (ii) participating, upon reasonable notice, in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers for the Financing and senior management and Representatives, with appropriate seniority and expertise, of Elan), presentations, road shows, drafting sessions, due diligence sessions (including accounting due diligence sessions) and sessions with the rating agencies;
     (iii) assisting in the preparation of customary documents and materials, including (A) any customary offering documents and bank information memoranda (including public and private versions thereof) for the Financing, and (B) materials for rating agency presentations;
     (iv) cooperating with the marketing efforts for the Financing (including consenting to the use of Elan’s and its Subsidiaries’ logos to the extent used in the Business; provided, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage Elan or its Subsidiaries, including the Business, or the reputation or goodwill of Elan or any of its Subsidiaries, including the Business);
     (v) assisting in the preparation of, and causing New Alkermes and the New Alkermes Group Entities to execute and deliver (or using reasonable best efforts to obtain from its advisors), customary certificates, comfort letters, legal opinions, surveys, title insurance or other documents and instruments relating to guarantees or security interests and other matters ancillary to the Financing, in each case on terms reasonably satisfactory to Elan and as may be reasonably requested by Alkermes and necessary and customary in connection with the

Financing; provided, that no obligation of New Alkermes or any New Alkermes Group Entity under any such document or instrument shall be effective until the Effective Time;
     (vi) reasonably cooperating with Alkermes’ legal counsel in connection with any legal opinions that such legal counsel may be required to deliver in connection with the Financing;
     (vii) assisting in the preparation of, and causing New Alkermes and the New Alkermes Group Entities to execute and deliver, one or more credit agreements, indentures, pledge and security documents, mortgages, guarantees, currency or interest hedging agreements, and any other definitive financing documents, in each case on terms reasonably satisfactory to Elan and as may be reasonably requested by Alkermes and necessary and customary in connection with the Financing; provided, that no obligation of New Alkermes or any New Alkermes Group Entity under any such document or instrument shall be effective until the Effective Time;
     (viii) using its reasonable best efforts, as appropriate, to have its independent accountants, consistent with their customary practice, provide their reasonable cooperation and assistance, including participation in due diligence sessions on customary terms and consistent with their customary practices in connection with financings similar to the Financing;
     (ix) using its reasonable best efforts to permit any cash and marketable securities included in the Business and any stock certificates or instruments of New Alkermes and any New Alkermes Group Entity to be pledged or made available to Alkermes at the Closing;
     (x) providing authorization letters to the Financing Parties authorizing the distribution of information to prospective lenders and containing a representation to the Financing Parties that the public side versions of such documents, if any, do not include material non-public information about Elan or its Affiliates or securities;
     (xi) cooperating reasonably with the Financing Parties’ due diligence and investigation (including the Financing Parties’ evaluation of the Business’s inventory, current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements and with their efforts to obtain guarantees from New Alkermes and the New Alkermes Group Entities and obtaining perfected first-priority security interests in the assets included in the Business intended to constitute collateral securing the Financing, with such cooperation occurring prior to or simultaneously with the Closing, but the execution of any guarantees or security arrangements not taking effect until the Closing, in each case, to the extent customary and reasonable and to the extent not unreasonably interfering with the business of Elan and its Subsidiaries; and

     (xii) providing all documentation and other information about Elan and each of its Subsidiaries as is reasonably requested in writing by Alkermes at least ten days prior to the Closing Date in connection with the Financing and relating to applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act; provided, that, notwithstanding anything in this Section 5.21(b) to the contrary, until the Effective Time occurs, none of New Alkermes, the New Alkermes Group Entities or any of their respective Subsidiaries shall (A) be required to pay any commitment or other similar fee relating to the Financing, (B) have any liability or any obligation under any credit agreement or any related document or any other agreement, document, certificate or representation related to the Financing or (C) be required to incur any other Liability in connection with the Financing; provided, further, that all non-public or other confidential information provided by Elan or any of its Representatives pursuant to this Section 5.21(b) shall be kept confidential in accordance with the Confidentiality Agreement, except that Alkermes shall be permitted to disclose such information to Lenders, prospective Lenders, Moody’s Investors Service, Inc. and Standard & Poor’s Rating Services on a confidential basis in connection with the Financing in accordance with the Commitment Letter.
          (c) Alkermes (i) shall promptly, upon request by Elan, reimburse Elan for all reasonable out-of-pocket costs (including reasonable attorneys’ and accountants’ fees) incurred by Elan, any of its Subsidiaries or their respective Representatives in connection with the cooperation of Elan, its Subsidiaries and their respective Representatives contemplated by this Section 5.21 (other than in connection with the provision of the Required Financial Information), (ii) acknowledges and agrees none of New Alkermes, the New Alkermes Group Entities or their respective Subsidiaries and their respective Representatives shall incur any liability to any Person prior to the Effective Time under the Financing and (iii) shall indemnify and hold harmless Elan, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing and any information used in connection therewith, except (A) with respect to any information provided by Elan or any of its Subsidiaries in writing for inclusion in customary offering documents and (B) to the extent the same is the result of willful misconduct by Elan, any such Subsidiary or their respective Representatives.
          (d) In the event that the Commitment Letter or Definitive Financing Agreements are amended, replaced, supplemented or otherwise modified, including as a result of obtaining alternative financing or if Alkermes substitutes other debt or equity financing for all or a portion of the Financing in accordance with Section 5.21(a), each of Alkermes and Elan shall comply with its covenants in Section 5.21(a) and Section 5.21(b) respectively, with respect to the Commitment Letter or Definitive Financing Agreements, as applicable, as so amended, replaced, supplemented or otherwise modified and with respect to such other debt or equity financing to the same extent that Alkermes and Elan would have been obligated to comply with respect to the Financing. References to “Financing” shall include the financing contemplated under the Commitment Letter as permitted by this Section 5.21(d) to be amended, modified, or replaced and references to “Commitment Letter” shall include such documents as permitted by this

Section 5.21(d) to be amended, modified or replaced, in each case from and after such amendment, modification or replacement.
          (e) Elan shall and shall cause its Subsidiaries to use their respective reasonable best efforts to ensure that, insofar as required in order to address any Irish financial assistance issues arising under the steps provided in Schedule 1, the validation procedure provided for under Section 60 of the Irish Companies Act 1963 is undertaken by New Alkermes as soon as possible after the date of this Agreement, and in any event prior to the Registration Statement being filed with the SEC, and by Interco prior to the Closing, and Alkermes shall provide such information as Elan and New Alkermes may reasonably require, including, in the case of New Alkermes, a working capital statement approved by the board of directors of Alkermes, prepared by a reputable international accounting firm acceptable to Elan and the board of directors of New Alkermes, and in a form acceptable to Elan and the board of directors of New Alkermes, in respect of a period of not more than 18 months following the making of any statutory declaration given in respect of any such validations. In respect of the validation for New Alkermes, such information is to be provided as promptly as possible and in any event within twenty (20) Business Days of the date hereof. Any information required in respect of the validation for Interco will be provided no less than fifteen (15) Business Days prior to the Closing Date.
          Section 5.22. Re-registration. Elan shall, or shall cause its Subsidiaries to, use reasonable best efforts to ensure that all necessary filings are prepared and made as required under the Irish Companies (Amendment) Act 1983 in order to effect the re-registration of New Alkermes as a public limited company prior to the Registration Statement being filed with the SEC.
          Section 5.23. Change of Name of Antler Science One Public Limited Company. Elan shall procure that the name of Antler Science One Public Limited shall be amended to Alkermes Public Limited Company in accordance with the provisions of Section 23 of the Irish Companies Act 1963 and that all necessary filings in respect of this change of name will be filed with the Irish Companies Registration Office on the date of this Agreement. Furthermore, Elan shall, and shall cause its Subsidiaries to, object to any letter requesting its consent to the use of the name “Alkermes” in the name of any entity registered in Ireland with the Irish Companies Registration Office, unless such request is from Alkermes.
          Section 5.24. Reduction of Share Capital. Elan shall procure that a resolution of the shareholders of New Alkermes is passed prior to the Closing permitting a reduction of the share premium account of New Alkermes in order to allow an application to be made under Section 72 of the Irish Companies Act 1963 to the Irish High Court to allow for the creation of distributable reserves, the wording of such resolution to be subject to the prior approval of Alkermes.
          Section 5.25. Acquisition of Ordinary Shares of New Alkermes Denominated in Euro. Elan shall procure that all ordinary shares of New Alkermes denominated in euro and in issue prior to the Closing will be acquired by New Alkermes for nil consideration pursuant to section 41(2) of the Irish Companies (Amendment) Act 1983, or otherwise, before the Closing and that all necessary filings will be made in respect thereof.

          Section 5.26. Purchase of Own Shares and Re-issue of Treasury Shares. Elan shall procure that resolutions of the shareholders of New Alkermes are passed prior to the Closing authorizing New Alkermes, subject to the provisions of the Irish Companies Act 1990, to effect market purchases of its own shares and to determine the price at which any shares of New Alkermes held in treasury, as defined under the Irish Companies Act 1990, may be reissued, the wording of such resolutions to be subject to the prior approval of Alkermes.
          Section 5.27. Transfer and Assumption of Alkermes Equity Incentive Plans. Elan shall procure that resolutions of the shareholders of New Alkermes are passed prior to the Closing authorizing effective at the Closing: (i) the transfer and assumption of the rights and obligations of Alkermes under existing Alkermes equity plans and other similar employee awards by New Alkermes, and (ii) for the purposes of Section 29(1) of the Irish Companies Act 1990, any arrangement for the payment of compensation to any director of New Alkermes in the form of shares in New Alkermes; provided, that such compensation is disclosed in the accounts of New Alkermes from time to time, the wording of such resolutions to be subject to the prior approval of Alkermes.
          Section 5.28. Transfer Out of Irish Dormant Companies. Elan shall procure that it will effect a transfer or transfers of EDT Pharma Limited, EDT Investment Company Limited and EDT Management Limited to a third party other than a New Alkermes Group Entity within five (5) Business Days of the date hereof.
ARTICLE VI
Employee Benefits Matters
          Section 6.1. Employee Plans.
          (a) Generally. Except as specifically set forth in this Section 6.1, none of New Alkermes or its Subsidiaries shall assume responsibility for any liability, cost, expense or obligation under, or sponsorship of, any Employee Plan, or, in respect of the U.S. Acquired Entity, continue following the Closing Date to be a participating employer under any Employee Plan.
          (b) Transition Bonus Arrangement. For purposes of this Agreement, the term “Accrued Bonus Expense” means the liability included in the Estimated Modified Working Capital in respect of bonus amounts under the Elan Cash Bonus Plan with respect to the performance of Transferred Employees in 2011. New Alkermes shall maintain a performance bonus plan (the “New Alkermes Transition Bonus Plan”) for the benefit of Transferred Employees for calendar year 2011, the terms, conditions, targets and performance measures under which shall be established in the discretion of the board of directors of New Alkermes or the compensation committee thereof following the Closing. In any event, New Alkermes shall pay bonuses under the New Alkermes Transition Bonus Plan to Transferred Employees that are not less than the sum of (i) the Accrued Bonus Expense for services through the Closing Date, and (ii) an additional amount based on actual results for New Alkermes and the New Alkermes Group Entities, on a consolidated or business unit basis, for the period from the Closing Date through December 31, 2011, that is consistent for each Transferred Employee with the bonus opportunity that such Transferred Employee had under the Elan Cash Bonus Plan for 2011. The parties intend that this clause (b) shall not have any effect if the Closing Date occurs after December 31, 2011.
          (c) Vacation. The Estimated Modified Working Capital shall reflect a liability in respect of accrued but unused vacation and related taxes if any for Transferred Employees based on rates of base pay as of the Closing Date. New Alkermes shall credit Transferred Employees with an amount of accrued but unused vacation immediately following the Closing Date equal to the amount of accrued but unused vacation time taken into account for purposes of such accrual, subject to the generally applicable terms of the applicable vacation program of New Alkermes or its Subsidiaries as in effect from time to time but with no diminution in the amount of accrued but unused vacation for any Transferred Employee.
          (d) Service Credit. Transferred Employees shall be given credit under each Post-Closing Employee Plan in which they are eligible to participate for all service with Elan or any of its Subsidiaries (to the extent such credit was given under the applicable Employee Plan maintained by Elan or its Subsidiaries) for purposes of eligibility and vesting, and, solely for purposes of any vacation pay plan and stock option accelerated vesting and extended exercise period, for benefit accrual purposes. For the sake of clarity, the employee stock option retirement provision and the vacation accrual policy are the only Post-Closing Employee Plans that are expected to provide benefits based on service credit.
          (e) Credit for Deductibles. New Alkermes shall give each Transferred Employee credit for the amount of deductibles borne by such Transferred Employee (and his or her eligible dependents) prior to the Closing Date under an Employee Plan that is a welfare benefit plan for purposes of satisfying the deductible limitations under each Post-Closing Employee Plan that is a corresponding welfare benefit plan, subject to receipt of relevant information or documentation confirming the amount of such deductibles.
          Section 6.2. U.S. Employees.
          (a) Benefit Continuation. For one year following the Closing Date, New Alkermes or its applicable Subsidiary shall continue to provide all U.S. Employees with base compensation no less than the base compensation in effect for such U.S. Employees immediately prior to the Closing. For one year following the Closing Date, New Alkermes and its Subsidiaries shall maintain Post-Closing Employee Plans which provide benefits to U.S. Employees that are no less favorable in the aggregate than those provided under the Employee Plans in effect on the Closing Date covering U.S. Employees (excluding equity-based compensation, but including a flexible spending account under which each U.S. Employee shall be credited with an opening balance equal to that as immediately prior to the Closing Date under the comparable plan of Elan and its Subsidiaries as in effect immediately prior to the Closing Date) or, at the election of New Alkermes, Post-Closing Employee Plans that are no less favorable in the aggregate than those provided to similarly situated employees of Alkermes (excluding equity-based compensation, but including a flexible spending account under which each U.S. Employee shall be credited with an opening balance equal to that as immediately prior to the Closing Date under the comparable plan of Elan and its Subsidiaries as in effect immediately prior to the Closing Date); provided, that nothing herein shall require New

Alkermes or its Subsidiaries to continue the employment of any Transferred Employee for any period or to duplicate any benefits.
          (b) COBRA. Elan shall remain responsible for satisfying obligations under Section 601 et seq. of ERISA and Section 4980B of the Code (“COBRA coverage”) and any applicable similar state laws, to provide continuation coverage to or with respect to any U.S. Employee in accordance with Law with respect to any “qualifying event” prior to the Effective Time. New Alkermes shall be responsible for COBRA coverage for any U.S. Employees who has a qualifying event following the Effective Time.
          (c) 401(k) Plan. Effective as of the Closing Date, New Alkermes shall have in effect a qualified defined contribution plan (the “New Alkermes 401(k) Plan”) that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code designed to provide benefits as of the Closing Date to the U.S. Employees, subject to the terms and conditions thereof. Effective as of the Closing Date, each U.S. Employee who was a participant in the Elan U.S. 401(k) Plan shall be entitled to a distribution of his or her respective account balance in accordance with the terms of the Elan U.S. 401(k) Plan and as permitted by the Code. The New Alkermes 401(k) Plan shall provide for the receipt of individual rollovers of benefits so distributed from the Elan U.S. 401(k) Plan.
          Section 6.3. Ireland Employees.
          (a) Elan and its Continuing Affiliates and New Alkermes acknowledge and agree that the Reorganization Transfers provided for in steps 3,4 and 6 of Schedule 1 each constitute a TUPE Transfer. Upon the occurrence of any such TUPE Transfer, subject to Section 6.3(d) and Schedule J and except in respect of any equity based compensation, the contracts of employment of each of the Ireland Employees whose employment transfers pursuant to any such TUPE Transfer will have effect from the applicable TUPE Transfer Date as if originally made between ES5 or Interco (as the case may be) and each such Ireland Employee. Elan and its Subsidiaries and New Alkermes agree that the provisions of this Section 6.3 shall not operate to increase the obligations of the parties beyond those pursuant to the Transfer Regulations.
          (b) Elan and New Alkermes shall together deliver to the Ireland Employees letters and notices, in the Agreed Form, between them notifying the Ireland Employees of the transfer of their employment under any TUPE Transfer, which Agreed Form will include the provisions set forth in Schedule I.
          (c) Elan and its Subsidiaries shall ensure that all salaries and wages of, and all other employer’s obligations relating to, the Ireland Employees are discharged or accrued and all tax deductions and pay-related social insurance obligations and Transfer Regulations relative to the Ireland Employees are complied with and made by Elan and its Subsidiaries in respect of all periods up to the Closing Date.
          (d) For one year following the Closing Date, New Alkermes or its applicable Subsidiary shall continue to provide all Ireland Employees with base compensation no less than the base compensation in effect for such Ireland Employees immediately prior to the Closing. Except as provided in Schedule J, with which the Parties agree to comply, for one year following the Closing Date, New Alkermes and its Subsidiaries shall maintain Post-Closing Employee Plans which provide benefits to each Ireland Employee required to be continued after the Effective Time by the Transfer Regulations or, in respect of pension and death benefits, required to be continued after the Effective Time under Schedule J, no less favorable in the aggregate than those provided under the applicable Employee Plans of Elan and its Subsidiaries in effect on the applicable TUPE Transfer Date (excluding equity-based compensation, which shall be determined in the sole discretion of the compensation committee of the New Alkermes board of directors); provided, that, subject to compliance with applicable Law, nothing herein shall require New Alkermes or its Subsidiaries to continue the employment of any Transferred Employee for any period or to duplicate any benefits.
          (e) In respect of all periods after and including the Closing Date, New Alkermes shall discharge all salaries and wages and all other employer’s obligations relating to the Ireland Employees and shall comply with all tax deductions and pay-related social insurance obligations and Transfer Regulations relating to the Ireland Employees.
          (f) Each of Elan and its Continuing Affiliates and Interco shall comply with its respective obligations arising under the Transfer Regulations, including Regulation 8.
          (g) Prior to any Ireland Employee’s employment transferring to Interco, and if Interco or any Subsidiary of Interco acts as a principal employer or as a participating employer in the EDT Pharma Pension Schemes and any such scheme has not been wound up by that date, Interco or any such Subsidiary shall cease to act as principal employer of or as a participating employer in the EDT Pharma Pension Schemes by executing all appropriate documentation in an Agreed Form.
          Section 6.4. Miscellaneous.
          (a) No Right to Employment. Nothing in this Agreement, express or implied, shall create any right to employment or continued employment for any specified period, of any nature or kind whatsoever. Nothing in this Agreement is intended to be, or shall be construed as, an amendment to any employee benefit plan, program, arrangement, policy or agreement.
          (b) Assistance with Claims. Notwithstanding anything to the contrary in this Article VI, each of Elan and its Continuing Affiliates, and New Alkermes and its Subsidiaries shall at its own expense give the other party such assistance as the other party may reasonably require to contest any claim by any person employed in the Business at or prior to the Closing which results from or is in connection with this Agreement.
ARTICLE VII
Tax Matters
          Section 7.1. Tax Representations of Elan. Elan hereby represents and warrants to Alkermes and Merger Sub as follows:
          (a) Except as set forth in Section 7.1(a) of the Elan Disclosure Schedule, New Alkermes and the New Alkermes Group Entities have timely filed or caused to be filed (or had filed on their behalf) all material federal, state, local and non-U.S. Tax Returns (including those filed on a consolidated, combined or unitary basis) required to have been filed by (or on behalf of) any of them. All of the foregoing Tax Returns are true, correct and complete in all material respects, and set forth all items to the extent required to be reflected or included in such Tax Returns. New Alkermes and the New Alkermes Group Entities have, within the time and manner prescribed by applicable Law, paid all material Taxes required to be paid in respect of the periods covered by such Tax Returns or otherwise due to any Taxing Authority (whether or not shown on any Tax Return). None of New Alkermes or the New Alkermes Group Entities has requested or filed any document having the effect of causing any extension of time within which to file any Tax Returns in respect of any fiscal year which have not since been filed. No deficiencies for any Tax have been proposed, asserted or assessed, in each case, by any Taxing Authority, against any of New Alkermes or the New Alkermes Group Entities. There are no pending requests for waivers of the time to assess any Tax, other than those made in the ordinary course and for which payment has been made. None of New Alkermes or the New Alkermes Group Entities has waived any statute of limitations in respect of any Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency. There are no material Liens with respect to Taxes upon any of the properties or assets, real or personal, tangible or intangible of any of New Alkermes or the New Alkermes Group Entities, or the Business Assets (other than Liens for Taxes not yet due and payable). No claim has ever been made in writing by a Taxing Authority in a jurisdiction where New Alkermes or any New Alkermes Group Entity does not file Tax Returns that such Person is or may be subject to taxation by that jurisdiction.
          (b) None of New Alkermes or the New Alkermes Group Entities is the subject of any currently pending material Tax audit or administrative or judicial Tax proceeding, and no Elan Party expects any authority to assess any additional material Taxes for any period for which Tax Returns have been filed. None of New Alkermes or any New Alkermes Group Entity has received from any Taxing Authority any notice indicating an intent to open an audit or other review.
          (c) New Alkermes and the New Alkermes Group Entities have withheld and paid or have caused to be withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.
          (d) None of New Alkermes or any New Alkermes Group Entity that is a corporation for U.S. federal income tax purposes has constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement (or will constitute such a corporation in the two years prior to the Closing Date) or in a distribution which otherwise constitutes part of a “plan” or “series of related transactions” within the meaning of Section 355(e) of the Code in conjunction with the Merger.
          (e) None of New Alkermes or the New Alkermes Group Entities has been a United States real property holding corporation within the meaning of section 897(c)(2) of the Code during the applicable period specified in section 897(c)(1)(A)(ii) of the Code.

          (f) No shares in the New Alkermes Group Entities have at any time during the Reorganization derived the greater part of their value from any of the assets specified in Section 29 of the Taxes Consolidation Act 1997 of Ireland (the “TCA”).
          (g) None of New Alkermes or the New Alkermes Group Entities is or has been a party to any “reportable transaction,” as defined in section 6707A(c)(1) of the Code and Treasury Regulation section 1.6011-4(b) that is or was required to be reported to the relevant Taxing Authority.
          (h) None of New Alkermes or the New Alkermes Group Entities has any liability for any material Tax (i) of any Person other than New Alkermes and the New Alkermes Group Entities, including under Treasury Regulations section 1.1502-6 (or any similar provision of any Similar Law), as transferee or successor or by contract, (ii) as a result of any change in method of accounting for a taxable period ending on or prior to the Closing Date, (iii) as a result of any “closing agreement” as described in section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax law) executed on or prior to the Closing Date, or (iv) as a result of any installment sale or open transaction disposition made on or prior to the Closing Date.
          (i) The documents listed in Section 7.1(i) of the Elan Disclosure Schedule are true, accurate, and complete in all material respects, and include all material information that is responsive to the information request on “Substantial Business Activities” provided by Alkermes to Elan on March 1, 2011.
          (j) Each of New Alkermes and the New Alkermes Group Entities has disclosed on their federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code section 6662(d). Except as disclosed in Section 7.1(j) of the Elan Disclosure Schedule, none of New Alkermes or the New Alkermes Group Entities has requested or received a ruling from any Taxing Authority or signed a closing or other agreement with any Taxing Authority relating to Taxes which would have an effect with respect to any taxable period ending on or after the Closing Date.
          (k) Since acquiring the intellectual property which is transferred as part of the Reorganization Transfers described in Step 6 of Schedule 1, EPIL and Interco have been carrying on a trade of dealing in intellectual property, including the buying and selling of intellectual property and all income and gains earned from this trade have qualified for the rate of corporation tax in Ireland specified in Section 21(1) of the Taxes Consolidation Act 1997.
          (l) Each New Alkermes Group Entity (other than Merger Sub, Eagle Holdings, U.S. Holdco and the U.S. Acquired Entities) is resident for tax purposes only in Ireland and no such entity has any liability for tax in any other jurisdiction.
          (m) At the Closing, no part of the Business will be subject to taxation in any jurisdiction other than the United States or Ireland.
          (n) The tax basis (for the purposes of Schedule D Case I) in the intellectual property transferred to it as part of the Reorganization Transfers described in Step 6 of Schedule

1, is $299 million. There has been no appropriation from trading stock of any of such intellectual property.
          (o) Prior to the issue of shares by Interco as part of the Reorganization Transfers, Interco has never been a member of the same group for the purposes of Section 616 of the Taxes Consolidation Act 1997 as EPIL or ES5. Prior to the issue of shares by New Alkermes as part of the transactions contemplated by this Agreement, New Alkermes has never been a member of the same group for the purposes of Section 616 of the Taxes Consolidation Act 1997 as ES3.
          Section 7.2. Tax Indemnification. (a) From and after the Closing Date, the Elan Tax Indemnitors shall pay or cause to be paid, and jointly and severally shall indemnify each Alkermes Tax Indemnitee and protect, save and hold each Alkermes Tax Indemnitee harmless from and against the following Taxes:
          (i) any Tax imposed upon or relating to Elan or any of the Continuing Affiliates for any period, including any such Tax for which any of the Alkermes Tax Indemnitees (or any Subsidiary thereof) may be liable (w) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of any Similar Law), (x) as a transferee or successor, (y) by contract or (z) otherwise, on a secondary or joint and several basis;
          (ii) any Tax imposed upon any of New Alkermes, the New Alkermes Group Entities or the Business Assets with respect to any Pre-Closing Period, including any interest, penalties, additions to tax or other additional amounts imposed with respect thereto, other than (w) any such Taxes that are accounted for in the Closing Modified Working Capital (x) Taxes imposed solely and directly as a result of the merger of Alkermes and Merger Sub, which Taxes are not associated with a transaction prior to the Closing Date of any of New Alkermes or its direct and indirect Subsidiaries, and for the avoidance of doubt, any Tax arising as a result of the ceasing of any of New Alkermes or its direct and indirect Subsidiaries on prior to the Closing Date to be a member of any group (including any consolidated group, affiliated group, or otherwise) for any Tax purpose is not excluded from indemnification by this Section 7.2(a)(ii)(x), (y) Taxes imposed on Alkermes or Interco in connection with Step 12A of Schedule 1 and (z) Taxes imposed as a result of the borrowing by Merger Sub and the payment of $500 million to New Alkermes in Step 12B/C of Schedule 1;
          (iii) any Covered Losses or Taxes incurred or sustained by any Alkermes Tax Indemnitee arising out of a breach of representations contained in Section 7.1; and
          (iv) any Taxes (including Transfer Taxes) imposed in connection with the transactions described in Schedule 1 other than (x) Taxes imposed solely and directly as a result of the merger of Alkermes and Merger Sub, which Taxes are not associated with a prior transaction prior to the Closing Date of any of New Alkermes or its direct and indirect Subsidiaries, and for the avoidance of doubt, any Tax arising as a result of the ceasing of any of New Alkermes or its direct and indirect Subsidiaries on prior to the Closing Date to be a member of any group (including any consolidated group, affiliated group, or otherwise) for any Tax purpose is not excluded from indemnification by this Section 7.2(a)(iv)(x), (y) Taxes imposed on Alkermes or Interco in connection with Step 12A of Schedule 1 and (z) Taxes imposed as a result of the borrowing by Merger Sub and the payment of $500 million to New Alkermes in Step 12B/C of Schedule 1.
          (b) Except as otherwise provided in Section 7.5, payment in full of any amount due to the Alkermes Tax Indemnitees under this Section 7.2 shall be made to the affected Alkermes Tax Indemnitee in immediately available funds at least two (2) Business Days before the date payment of the Taxes to which such payment relates is due.
          (c) The Alkermes Tax Indemnitees shall not be entitled to assert any indemnification pursuant to this Section 7.2 after the end of the applicable survival period as specified in Section 7.12; provided, that, if on or prior to the last date of such survival period, Alkermes shall have provided Elan with written notice of a claim for indemnification under this Section 7.2, then the Alkermes Tax Indemnitees shall continue to have the right to be indemnified with respect to such indemnification claim until such claim has been satisfied or otherwise resolved as provided in this Article VII.
          Section 7.3. Allocation of Certain Taxes. For purposes of this Article VII, in order to apportion appropriately any Taxes relating to a Straddle Period, the Parties hereto shall, to the extent permitted or required under applicable Law, treat the Closing Date as the last day of the taxable year or period for all purposes of New Alkermes and the New Alkermes Group Entities. In the case of Taxes arising in a taxable period of any of New Alkermes or the New Alkermes Group Entities, or with respect to a Business Asset, that includes but does not end on the Closing Date, except as otherwise provided in this Section 7.3, the portion of such Taxes that are allocable to the Pre-Closing Period shall be (x) in the case of Taxes that are imposed on a periodic basis, franchise Taxes based on capitalization, debt or shares of stock authorized, issued or outstanding and ad valorem Taxes, the amount of such Taxes for the entire taxable period, multiplied by a fraction the numerator of which is the number of calendar days in such taxable period ending on and including the Closing Date and the denominator of which is the entire number of calendar days in such taxable period, and the balance of such Taxes shall be attributable to the Post-Closing Period; provided, that if any property, asset or other right of any of New Alkermes or the New Alkermes Group Entities, or any Business Asset, is sold, disposed of or deemed disposed of or otherwise transferred or realized for any Tax purpose on or prior to the Closing Date, then ad valorem, capital gains, transfer or other Taxes pertaining to such property, asset or other right shall be attributed entirely to the Pre-Closing Period; and (y) in the case of Taxes not described in (x) the amount that would be payable on the basis of an interim closing of the books as of the end of the Closing Date. For purposes of this Section 7.3, (i) any Tax on gain or income resulting from the triggering into income of deferred intercompany transactions under Section 1.1502-13 of the Treasury Regulations or excess loss accounts under Section 1.1502-19 of the Treasury Regulations or under Part 20 of the TCA that occurs as a result of the Reorganization or the Merger shall be considered to be attributable to the Pre-Closing Period and (ii) each partnership or “flowthrough” entity in which any of New Alkermes or the New Alkermes Group Entities holds an interest shall be treated as if its taxable year ended at the close of business on the Closing Date and Taxes attributable to the income and gain of such entities through the close of business on the Closing Date (as determined in a reasonably practicable manner) shall be considered to be attributable to the Pre-Closing Period.
          Section 7.4. Carryovers, Refunds and Related Matters. (a) Any refund or credit of Taxes (including any interest thereon) received by New Alkermes or any of the New Alkermes Group Entities and that is a refund or credit of Taxes with respect to a Pre-Closing Period, other than any such refunds or credits that are accounted for in the Closing Modified Working Capital, shall be for the account of Elan and shall be promptly reimbursed to Elan or its designee by New Alkermes or the New Alkermes Group Entity.
          (b) Any refund or credit of Taxes (including any interest thereon) that relates to any of Alkermes, New Alkermes, the New Alkermes Group Entities or their respective Subsidiaries and that is a refund or credit of Taxes with respect to a Post-Closing Period that is received by Elan or any of its Subsidiaries or Affiliates shall be the property of Alkermes, New Alkermes, the New Alkermes Group Entity or their relevant Subsidiary and shall be promptly paid by Elan to such Person.
          (c) In applying Sections 7.4(a) and 7.4(b), any refund or credit of Taxes (including any interest thereon) for a Straddle Period shall be allocated between the Pre-Closing Period and the Post-Closing Period in accordance with Section 7.3.
          Section 7.5. Preparation and Filing of Tax Returns. (a) Elan shall file or cause to be filed (i) any combined, consolidated or unitary Return that includes Elan, any direct or indirect Subsidiary of Elan that directly or indirectly holds an equity interest in New Alkermes or any Continuing Affiliate and (ii) any other Return of any of New Alkermes or the New Alkermes Group Entities for any taxable period that ends on or before the Closing Date. All such Returns shall be true, correct and complete in all material respects and accurately set forth all items to the extent required to be reflected or included in such Tax Returns by applicable Law. All such Returns shall be timely filed in a manner consistent with past practice, shall not include any change in any method of accounting (unless required by Law) and shall not include any Tax election that is inconsistent with past practice. Elan shall, reasonably promptly after the filing of a Return described in clause (i) or (ii) above, provide New Alkermes a copy of such Return (or a copy of a pro forma separate Return in the case of a Return described in clause (i)). Elan shall remit to the relevant Taxing Authority all Taxes shown by such Returns to be due. New Alkermes shall cause the New Alkermes Group Entities to furnish information to Elan in connection with any such Return, at Elan’s expense, in accordance with the past procedures, customs and practices of Elan.
          (b) Except to the extent set forth in Section 7.5(a), New Alkermes shall file or cause to be filed all Returns of, or that include, New Alkermes and any of the New Alkermes Group Entities.
          (c) With respect to any Return of any of New Alkermes or the New Alkermes Group Entities for a Straddle Period (such a Return, a “Straddle Period Return”), New Alkermes shall deliver a copy of such Return to Elan at least forty (40) Business Days prior to the due date

(giving effect to any extension thereof), accompanied by an allocation between the Pre-Closing Period and the Post-Closing Period of the Taxes shown to be due on such Return. Such Return and allocation shall not be filed or become final without prior written consent of Elan (not to be unreasonably withheld, conditioned or delayed). Within fifteen (15) Business Days after the date of receipt by Elan of such Return and allocation, Elan may deliver to New Alkermes a written request for changes to such Return or allocation. If Elan does not deliver such a request within such period, the Return and allocation shall be final and binding. If Elan delivers such a request, then New Alkermes and Elan shall undertake in good faith to resolve the issues raised in such request prior to the due date (including any extension thereof) for filing such Return. If New Alkermes and Elan are unable to resolve any issue within (10) Business Days from the date of receipt by new Alkermes of the request for changes, then Elan and New Alkermes jointly shall engage the Neutral Auditors to determine the correct treatment of the item or items in dispute. Each of Elan and New Alkermes shall bear and pay one half of the fees and other costs charged by the Neutral Auditors. The determination of the Neutral Auditors shall be final and binding on the Parties hereto.
          (d) In the case of each Straddle Period Return, not later than two (2) Business Days before the due date (including any extension thereof) for payment of Taxes with respect to such Return, Elan shall pay to New Alkermes or the relevant New Alkermes Group Entity the portion of the Taxes in connection with such Return for which Elan is responsible pursuant to Sections 7.2 and 7.3.
          Section 7.6. Tax Contests.
          (a) Notices. If any Taxing Authority asserts a Tax Claim, then the Party hereto first receiving notice of such Tax Claim promptly shall provide written notice thereof to the other Party or Parties; provided, that the failure of such Party to give such prompt notice shall not relieve the other Party of any of its obligations under this Section 7.6, except to the extent that the other Party is actually prejudiced thereby. Such notice shall specify in reasonable detail the basis for such Tax Claim and shall include a copy of the relevant portion of any correspondence received from the Taxing Authority.
          (b) Interco hereby agrees that it shall not, without having first obtained the consent of Elan, initiate any correspondence or discussions with the Irish Revenue Commissioners (“Irish Revenue”) asserting to Irish Revenue that the intellectual property, transferred to it as part of the Reorganization Transfers described in Step 6 of Schedule 1, should be treated otherwise than as trading stock for any Pre-Closing Period. If Irish Revenue initiates contact with Interco asserting that such intellectual property should be treated otherwise than as trading stock for any Pre-Closing Period, Interco agrees that it shall promptly inform Elan that such contact has been made.
          (c) Interco shall not claim a tax basis (for the purposes of Schedule D Case I) in the intellectual property transferred to it as part of the Reorganization Transfers described in Step 6 of Schedule 1, of more than the amount specified in Section 7.1(n), unless otherwise agreed with Irish Revenue as a result of correspondence or discussions initiated by Irish Revenue and conducted in accordance with the provisions of this Section 7.6. If, as a result of such correspondence or discussions with Irish Revenue, Interco obtains a tax basis in the intellectual property of more than the amount specified in Section 7.1(n), Interco agrees to repay to Elan (as an adjustment to the purchase price paid in Step 6 of Schedule 1) any Tax benefit, actually realized solely as a result of claiming the increased tax basis, less any costs or additional Tax incurred.
          (d) New Alkermes agrees that it shall not, for the duration of the time period specified in section 80(8)(b) of the Stamp Duties Consolidation Act 1999 (“SDCA”) dispose of the shares in Holdco that it acquired in Step 10 of Schedule 1 if such disposition would cause a clawback pursuant to Section 80(8)(b) of the SDCA of relief from stamp duty granted pursuant to section 80(2) of the SDCA in respect of the transfer of shares described in Step 10 of Schedule 1.
          (e) Elan shall have the right to control, at its own expense, any audit, examination, contest, litigation or other proceeding by or against any Taxing Authority (a “Tax Proceeding”) in respect of New Alkermes or a New Alkermes Group Entity for any taxable period that ends on or before the Closing Date, or for a Straddle Period and relates to any matter that is indemnifiable pursuant to Section 7.2(a), and in the case of a Tax Proceeding involving the matters referred to in Sections 7.1(k) and 7.2(a)(iv); provided, that Elan shall provide New Alkermes with a timely and reasonably detailed account of each stage of such Tax Proceeding; provided, further, that Elan shall consult with New Alkermes regarding any such Tax Proceeding which relate solely to matters indemnifiable pursuant to Section 7.2(a) and shall allow New Alkermes to participate in any such proceeding (at its own cost and expense and that Elan conduct such Tax Proceedings in a reasonable manner and shall indemnify New Alkermes and its Subsidiaries, including the New Alkermes Group Entities, from and against any interest, penalties, surcharges or additional Taxes arising as a result of such Tax Proceeding, to the extent such interest, penalties, surcharges and additional Taxes are not already paid pursuant to the indemnities contained in Section 7.2(a)); provided, further, that with respect to a Tax Proceeding that includes matters that are not indemnifiable pursuant to Section 7.2(a), Elan shall have the right to control only those aspects of the Tax Proceeding related to such matters that are indemnifiable pursuant to Section 7.2(a); provided, further, that none of New Alkermes or the New Alkermes Group Entities and any of their respective Subsidiaries or any director or officer of any of the foregoing shall be required to sign any document or make any assertion or representation that is not true and correct and in accordance with applicable Law; provided, further, that no settlement or other disposition of any claim for Tax which would adversely and materially affect New Alkermes, the New Alkermes Group Entities or any of their Subsidiaries in any Post-Closing Period shall be agreed to without New Alkermes’ prior written consent, which consent shall not be unreasonably withheld or delayed.
          (f) Subject to Section 7.6(g), New Alkermes shall have the right to control the conduct of any other Tax Proceeding in its sole discretion with respect to any other Tax matter not covered in Section 7.6(e).
          (g) Straddle Periods. In the case of a Tax Proceeding for a Straddle Period (and to the extent the conduct of such Tax Proceeding does not relate to the matter described in Section 7.6(d) or does not fall within Section 7.6(e)) of New Alkermes or any New Alkermes Group Entity, New Alkermes and Elan shall jointly represent their interests in any such Tax Proceeding, shall employ counsel of their mutual choice and shall cooperate with the other and the other’s Representatives in a prompt and timely manner in connection with any such Tax Proceeding. Elan and New Alkermes shall mutually agree on any settlement or other disposition of the Tax Proceeding. In the event Elan and New Alkermes are unable to agree regarding any aspect of the conduct of any such Tax Proceeding, the decision shall be made by the counsel employed to pursue such Tax Proceeding on the basis of counsel’s good faith judgment regarding the course of action that would produce the overall lowest present value of Tax and litigation cost to Elan and New Alkermes. Any such Tax Proceeding expenses shall be borne by Elan and New Alkermes in the same proportion as such related Taxes are borne by Elan and New Alkermes in accordance with Section 7.3.
          Section 7.7. Cooperation. Each Party hereto shall, and shall cause its Subsidiaries and Affiliates to, provide to each of the other Parties hereto such cooperation, documentation and information as any of them reasonably may request in (i) filing any Return, amended Return or claim for refund, (ii) determining a Liability for Taxes or an indemnity obligation under this Article VII or a right to refund of Taxes, (iii) conducting any Tax Proceeding or (iv) determining an allocation of Taxes between a Pre-Closing Period and Post-Closing Period. Such cooperation and information shall include providing copies of all relevant portions of relevant Returns, together with all relevant portions of relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by Taxing Authorities and relevant records concerning the ownership and Tax basis of property and other information, which any such Party may possess. Each Party will retain all Returns, schedules and work papers, and all material records and other documents relating to Tax matters, of New Alkermes and the New Alkermes Group Entities for their respective Tax periods ending on or prior to the Closing Date until the later of (x) the expiration of the statute of limitations for the Tax periods to which the Returns and other documents relate or (y) eight (8) years following the due date (without extension) for such Returns. Thereafter, the Party holding such Returns or other documents may dispose of them, provided that such Party shall give to the other Parties written notice prior to doing so. Each Party shall make its employees reasonably available on a mutually convenient basis at its cost to provide explanation of any documents or information so provided. Each Party required to file Returns pursuant to this Article VII shall bear all costs of filing such Returns.
          Section 7.8. Termination of Tax Sharing Agreements. Any and all Tax allocation or sharing agreements or other agreements or arrangements relating to Tax matters between any of New Alkermes or the New Alkermes Group Entities on the one hand and Elan, or any Continuing Affiliate on the other hand shall be terminated with respect to each of New Alkermes and the New Alkermes Group Entities (and the Subsidiaries thereof) as of the day before the Closing Date and, from and after the Closing Date, New Alkermes and the New Alkermes Group Entities shall not have any rights or obligations thereunder for any past or future period.
          Section 7.9. Tax Election. New Alkermes agrees that, except (i) as provided elsewhere in this Agreement, (ii) with the consent of Elan (such consent not to be unreasonably withheld or delayed), (iii) as required by applicable Law, or (iv) to correct an error in a Tax Return, New Alkermes shall not, and shall not cause or permit any of the New Alkermes Group Entities to make or change any Tax election or amend any Tax Return or take any Tax position filed pursuant to Sections 7.5(a) and 7.5(c) in respect of a Pre-Closing Period or Straddle Period, except that New Alkermes shall be permitted to take such actions with respect to any Tax election or Tax Return for a Pre-Closing Period or Straddle Period to the extent such action would not give rise to a claim for indemnification pursuant to Section 7.2(a).
          Section 7.10. Certain Disputes. Disputes arising under this Article VII and not resolved by mutual agreement within thirty (30) days shall be resolved by the Tax Accounting Referee, chosen and mutually acceptable to both Elan and New Alkermes within five (5) days of the date on which the need to choose the Tax Accounting Referee arises, and if no person is mutually acceptable, the President of the Irish Taxation Institute shall choose the Tax Accounting Referee. The Tax Accounting Referee shall resolve any disputed items within thirty (30) days of having the item referred to it pursuant to such procedures as it may require. The determination of the Tax Accounting Referee shall be final and binding on the Parties hereto. The costs, fees and expenses of the Tax Accounting Referee shall be borne equally by Elan and New Alkermes.
          Section 7.11. Definitions. The following terms shall have the meanings set forth as follows:
          (a) “Alkermes Tax Indemnitees” means New Alkermes, Alkermes and each of their respective Subsidiaries and Affiliates, including the New Alkermes Group Entities.
          (b) “Elan Tax Indemnitors” means Elan and each of the Transferring Subsidiaries.
          (c) “Post-Closing Period” means any taxable period or portion thereof of New Alkermes or the New Alkermes Group Entities or with respect to the Business Assets beginning after the Closing Date, including the Post-Closing Straddle Period.
          (d) “Pre-Closing Period” means any taxable period or portion thereof of New Alkermes or the New Alkermes Group Entities or with respect to the Business Assets ending on or before the Closing Date, including the Pre-Closing Straddle Period.
          (e) “Pre-Closing Straddle Period” means the portion of the Straddle Period ending on the Closing Date.
          (f) “Returns” or “Tax Returns” means any returns, reports or statements (including any amended returns or information returns) required to be filed for purposes of a particular Tax.
          (g) “Straddle Period” means a taxable period that begins on or before and ends after the Closing Date.
          (h) “Post-Closing Straddle Period” means the portion of the Straddle Period beginning on the date after the Closing Date.
          (i) “Tax” or “Taxes” means any federal, state, local or non-U.S. net or gross income, gross receipts, capital gains, corporation, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative, or add-on minimum, estimated or other tax of any kind whatsoever, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, including any interest, penalty or addition thereto, whether disputed or not and including any obligation to indemnify or otherwise assume or succeed to the Tax liability of any other Person.
          (j) “Tax Accounting Referee” means any internationally recognized accounting firm chosen and mutually acceptable to both Elan and New Alkermes excluding any firm that audits either Elan or Alkermes.
          (k) “Tax Claim” means any claim with respect to Taxes made by any Taxing Authority that, if pursued successfully, would reasonably be expected to serve as the basis for a claim for indemnification of the Alkermes Tax Indemnitee under this Article VII.
          (l) “Taxing Authority” means any governmental agency, board, bureau, body, department or authority of any United States federal, state or local jurisdiction or any foreign jurisdiction, having or purporting to exercise jurisdiction with respect to any Tax.
          (m) “Transfer Tax” means all goods and services, excise, sales, use, value added, transfer (including real property transfer), withholding tax pursuant to Section 980 Taxes Consolidation Act 1997 of Ireland (as amended), stamp, stamp duty reserve, documentary, filing, recordation, registration and other similar Taxes (including conveyance and notarial fees), together with any interest, penalties and additional amounts imposed with respect thereto.
          Section 7.12. Survival. The representations and warranties set forth in Section 7.1 shall survive the Effective Time until sixty (60) days after the expiration of the applicable statute of limitations.
          Section 7.13. Treatment for U.S. Federal Income Tax Purposes. For U.S. Federal income tax purposes, the Parties agree to treat the Merger as a taxable sale of Alkermes stock under section 1001 of the Code.
          Section 7.14. Adjustments. (a) Any indemnification payment under Article VII or Article IX (the “Relevant Indemnity Payments”) shall be treated for U.S. federal income Tax purposes and Irish tax purposes as an adjustment to the consideration. All sums payable under Article VII or Article IX and any payment made pursuant to Sections 2.14 or 2.15 shall be paid on an after-tax basis, and free and clear of all deductions or withholdings except as may be required by Law. If any such deductions or withholdings are required by Law, the payer shall be obliged to pay to the recipient such sum as will, after such deduction or withholding has been made, leave the recipient with the same amount as it would have been entitled to receive, in the absence of any such requirement to make a deduction or withholding. The Parties agree to cooperate in a commercially reasonable manner to ensure that any Relevant Indemnity Payment is made to the appropriate Alkermes Tax Indemnitee, Alkermes Indemnified Party, or Elan Indemnified Party, as applicable, (each, an “Indemnity Recipient”) to avoid the imposition of any Tax or withholding Tax on the Relevant Indemnity Payments to the extent possible, provided that the Indemnity Recipient shall not be required to take any action that would cause it to incur any additional costs, expenses, Taxes or Covered Losses that it is not indemnified for pursuant to Section 7.2(a).
          (b) Except with respect to matters covered in Section 7.6(c), in the event that an Alkermes Tax Indemnitee actually realizes any Tax refunds or credits to Taxes (collectively, “Tax Benefits”) (determined on a with-or-without basis) attributable to amounts for which it was indemnified or is entitled to indemnification in accordance with Article VII or Article IX hereof, such party will (i) in the case of Tax Benefits actually realized and attributable to amounts for which it was indemnified, promptly pay the Elan Tax Indemnitor the amount of the Tax Benefits so realized, and (ii) in the case of all other Tax Benefits actually realized, offset such amounts against any indemnification payment then due from the Elan Tax Indemnitors.
ARTICLE VIII
Conditions Precedent
          Section 8.1. Conditions to Each Party’s Obligation. The obligations of the Parties to consummate the Merger shall be subject to the satisfaction on or prior to the Closing Date of all of the following conditions:
          (a) Receipt of Shareholder Approvals. Alkermes shall have obtained the Alkermes Shareholder Approval.
          (b) No Injunctions or Restraints, Illegality. No Laws shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other Governmental Authority of competent jurisdiction shall be in effect having the effect of making the Merger or the other transactions contemplated hereby illegal or otherwise prohibiting consummation of the Merger or the other transactions contemplated hereby.
          (c) Antitrust Approval. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired and all other antitrust approvals, shall have been received (or, where appropriate, notification submitted), if required.
          (d) Governmental and Regulatory Approvals. Other than the filings pursuant to the HSR Act and any other required antitrust Laws identified after the date hereof, all consents, approvals and actions of, filings with and notices to any Governmental Authority required of Alkermes, Elan or any of their Subsidiaries to consummate the Merger, the Transactions and the other transactions contemplated hereby, the failure of which to be obtained or made would have or would reasonably be expected to have a Business Material Adverse Effect shall have been obtained or made.
          (e) NASDAQ Listing. The New Alkermes Ordinary Shares to be issued in the Merger shall have been approved for listing on NASDAQ, subject to official notice of issuance.

          (f) Registration Statement. The Registration Statement shall have been declared effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.
          (g) Financial Assistance. All Irish financial assistance issues arising in respect of the Reorganization shall have been validated in accordance with Section 60 of the Irish Companies Act 1963 and filed with the Irish Companies Registration Office.
          (h) Re-registration of New Alkermes. New Alkermes shall have been re-registered as a public limited company in accordance with the provisions of the Irish Companies (Amendment) Act 1983 and a certificate of incorporation on re-registration to this effect from the Irish Companies Registration Office shall have been provided to Alkermes.
          Section 8.2. Additional Conditions to Alkermes’ Obligations. The obligations of Alkermes to consummate the Merger shall be subject to the satisfaction on or prior to the Closing Date of all of the following additional conditions:
          (a) Representations, Warranties and Covenants of the Elan Parties. Each of the representations and warranties of Elan set forth in this Agreement (other than the representation and warranty set forth in Section 7.1(i)) shall be true and correct, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent in either case that such representations and warranties speak as of another date, in which case they shall be true as of such date), interpreted without regard to any materiality, material adverse effect, or “Business Material Adverse Effect” (or other similar materiality qualifiers) contained therein, except where the failure of such representations and warranties of Elan to be true and correct as so made, would not, individually or in the aggregate, have or reasonably be expected to have a Business Material Adverse Effect. The representation and warranty set forth in Section 7.1(i) shall be true and correct as of the date of this Agreement and as of the Closing as though made on and as of the Closing Date.
          (b) Performance of Obligations of the Elan Parties. Each of the Elan Parties shall have performed or complied in all material respects with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date.
          (c) Reorganization. The Reorganization shall have been effected pursuant to the Reorganization Transfer Agreements. Elan shall have provided evidence of the completion of the Reorganization reasonably satisfactory to Alkermes, including evidence of any necessary actions of the boards of directors or stockholders of the Elan Entities, any Transferring Subsidiary, New Alkermes and the New Alkermes Group Entities in respect of the Reorganization.
          (d) Indebtedness. New Alkermes and the New Alkermes Group Entities shall have no Indebtedness as of the Closing Date (other than Elan Reorganization Indebtedness and Indebtedness in respect of the IP Transfer Loan Note).
          (e) Financial Statements. The Audited Financial Statements, when delivered, shall not have differed in any material respect from the Historical Financial Statements, other than in respect of the different accounting standards under which they were prepared and any applicable Agreed Adjustments.
          (f) Certificate. Alkermes shall have received at the Closing a certificate dated the Closing Date and validly executed by the chief executive officer or the chief financial officer of Elan to the effect that the conditions specified in paragraphs (a), (b), (c), and (d) of this Section 8.2 have been satisfied.
          (g) Deliveries. The Elan Parties (or the applicable Continuing Affiliate) shall have delivered all the certificates, instruments, agreements and other documents to be delivered pursuant to Section 2.13 (except to the extent expressly provided otherwise in Section 2.13(vi)).
          (h) No Code Change. There shall have been no change in Law with respect to Code Section 7874, or official interpretation thereof, that, in the opinion of Cleary Gottlieb Steen & Hamilton LLP (or other nationally recognized tax counsel), would materially increase the risk that New Alkermes would be treated as a United States domestic corporation for United States federal tax purposes.
          Section 8.3. Additional Conditions to Obligations of the Elan Parties. The obligation of the Elan Parties to consummate the Merger shall be subject to the satisfaction on or prior to the Closing Date of all of the following additional conditions:
          (a) Representations, Warranties and Covenants of Alkermes. Each of the representations and warranties of Alkermes set forth in this Agreement shall be true and correct, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent in either case that such representations and warranties speak as of another date, in which case they shall be true as of such date), interpreted without regard to any materiality, material adverse effect or “Alkermes Material Adverse Effect” (or other similar materiality qualifiers) contained therein, except where the failure of such representations and warranties of Alkermes to be true and correct as so made, would not, individually or in the aggregate, have or reasonably be expected to have an Alkermes Material Adverse Effect.
          (b) Performance of Obligations of Alkermes. Alkermes shall have performed or complied in all material respects with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date.
          (c) Certificate. Elan shall have received at the Closing a certificate dated the Closing Date and validly executed by the chief executive officer or the chief financial officer of Alkermes to the effect that the conditions specified in paragraphs (a) and (b) of this Section 8.3 have been satisfied.
          (d) Deliveries. Alkermes shall have delivered to Elan all the certificates, instruments, agreements and other documents to be delivered pursuant to Section 2.14 (except to the extent expressly provided otherwise in Section 2.14(iv)).

ARTICLE IX
Survival; Indemnification
          Section 9.1. Survival. The covenants and other agreements of the Parties contained in this Agreement which by their terms apply or are to be performed in whole or in part after the Effective Time shall survive the Closing and the consummation of the transactions contemplated hereby until so performed or terminated. The representations and warranties contained in this Agreement shall survive the Effective Time until the second (2nd) anniversary of the Effective Time, except that (a) the representations and warranties set forth in Sections 3.9 and 3.10 shall survive the Effective Time until the third (3rd) anniversary of the Effective Time, and (b) the representations and warranties set forth in Article VII shall survive as set forth in Article VII.
          Section 9.2. Indemnification by Elan. (a) Subject to Section 9.5(a), from and after the Closing Date, Elan shall indemnify and hold harmless New Alkermes, the Surviving Corporation and the New Alkermes Group Entities and their respective officers, directors and Affiliates (collectively, the (“Alkermes Indemnified Parties”) from and against any and all Covered Losses suffered by such Alkermes Indemnified Parties resulting from or arising out of (i) any inaccuracy in or breach of any of the representations or warranties of Elan in this Agreement (other than those set forth in Article VII hereof, indemnity for which is addressed in Article VII) and the Ancillary Agreements (other than the IP Transfer Loan Note), in each case when made, and, except for representations and warranties that speak of a specific date or time (which need only be true and correct as of such date and time), on and as of the Closing Date, (ii) any breach or nonfulfillment of any covenants or agreements made by the Elan Parties herein or by Elan or any Continuing Affiliate in the Ancillary Agreements, (iii) any Liability or obligation of any of New Alkermes, the Surviving Corporation or the New Alkermes Group Entities arising from or relating to Excluded Assets or any business or conduct of such entity prior to the Closing other than the Business, (iv) except as specifically set forth in this Agreement, (A) the employment of any employee or consultant by Elan or its Subsidiaries in respect of the Business prior to the Effective Time, (B) otherwise in respect of employee matters as a result of the transactions contemplated by this Agreement, including (X) any benefit in the nature of severance pay arising from the consummation of the transactions contemplated by this Agreement, (Y) with respect to any employee or consultant whose employment or consulting service is transferred (or who claims that his or her employment or consulting service is transferred) pursuant to the Transfer Regulations, arising out of any failure by Elan or any of its Subsidiaries to comply with obligations under the Transfer Regulations, or (Z) arising from any claim by or on behalf of any person other than an Ireland Employee who asserts that he or she is entitled to transfer to the employment of Interco or New Alkermes whether pursuant to the Transfer Regulations or otherwise, including all costs, to include remuneration costs, incurred as a result of Interco or New Alkermes being compelled to employ such person as a result of any such claim, (C) other than a claim for pension or death benefit entitlements in respect of service after the Effective Time, any matter or thing related to the Ireland DB Plans and any action or omission of Elan or any of its Subsidiaries with respect to employees, or related to any Employee Plan other than the Ireland DB Plans or (D) any Controlled Group Liability, (v) any Pre-Closing Environmental Matters and (vi) any of the Specified Matters.

          (b) The Alkermes Indemnified Parties shall not be entitled to assert any indemnification pursuant to clause (i) of Section 9.2(a) after the date on which such representation and warranty ceases to survive; provided, that if on or prior to the date such representation ceases to survive, a Notice of Claim shall have been given to Elan pursuant to Section 9.4 for such indemnification, the Alkermes Indemnified Parties shall continue to have the right to be indemnified with respect to such indemnification claim until such claim for indemnification has been satisfied or otherwise resolved as provided in this Article IX. The Alkermes Indemnified Parties shall not be entitled to assert any indemnification pursuant to clauses (ii) or (v) of Section 9.2(a) after the seventh (7th) anniversary of the Closing Date; provided, that if on or prior to the seventh (7th) anniversary of the Closing Date, a Notice of Claim shall have been given to Elan pursuant to Section 9.4 for such indemnification, the Alkermes Indemnified Parties shall continue to have the right to be indemnified with respect to such indemnification claim until such claim for indemnification has been satisfied or otherwise resolved as provided in this Article IX.
          Section 9.3. Indemnification by Alkermes. (a) Subject to Section 9.5(b) hereof, from and after the Closing Date, Alkermes shall indemnify and hold harmless Elan and the Continuing Affiliates and their respective officers, directors and Affiliates (collectively, the “Elan Indemnified Parties”) from and against any and all Covered Losses suffered by such Elan Indemnified Parties resulting from or arising out of (i) any inaccuracy in or breach of any of the representations or warranties of Alkermes in this Agreement and the Ancillary Agreements, in each case, when made, and, except for representations and warranties that speak of a specific date or time (which need only be true and correct as of such date and time), on and as of the Closing Date, (ii) any breach or nonfulfillment of any covenants or agreements made by Alkermes herein or, solely in respect of covenants or agreements to be performed after the Closing, by New Alkermes, the Surviving Corporation, the New Alkermes Group Entities or Alkermes in this Agreement or in the Ancillary Agreements, (iii) any Liability of any of New Alkermes, the Surviving Corporation or the New Alkermes Group Entities or arising from or related to the Business Assets, other than any Liability for which the Elan Indemnified Parties have indemnified the Alkermes Indemnified Parties pursuant to Section 9.2, or Intellectual Property Rights transferred to a New Alkermes Group Entity pursuant to the IP Transfer Agreement; (iv) any action taken by Elan or its Subsidiaries pursuant to Section 5.3(h) and (v) (A) the employment of any employee or consultant by New Alkermes or its Subsidiaries in respect of the Business after the Effective Time, including (x) any benefit in the nature of severance pay arising after the consummation of the transactions contemplated by this Agreement, (y) with respect to any employee or consultant whose employment or consulting service is transferred (or who claims that his or her employment or consulting services is transferred) pursuant to the Transfer Regulations, arising out of any failure by Alkermes or any of its Subsidiaries to comply with obligations under the Transfer Regulations from and after the Effective Time, including all costs, to include remuneration costs, incurred as a result of Elan being compelled to provide severance or to re-employ any such person or (z) any claim to pension or death benefits in respect of services after the Effective Time, or (B) any action or omission of Alkermes or any of its Subsidiaries with respect to employees, or related to any Post-Closing Employee Plan.
          (b) The Elan Indemnified Parties shall not be entitled to assert any indemnification pursuant to clause (i) of Section 9.3(a) after the date on which such representation and warranty ceases to survive; provided, that if on or prior to the date such representation ceases to survive, a Notice of Claim shall have been given to Alkermes pursuant to Section 9.4 hereof for such indemnification, the Elan Indemnified Parties shall continue to have the right to be indemnified with respect to such indemnification claim until such claim for indemnification has been satisfied or otherwise resolved as provided in this Article IX. The Elan Indemnified Parties shall not be entitled to assert any indemnification pursuant to clause (ii) of Section 9.3(a) after the seventh (7th) anniversary of the Closing Date; provided, that if on or prior to the seventh (7th) anniversary of the Closing Date, a Notice of Claim shall have been given to Alkermes pursuant to Section 9.4 hereof for such indemnification, the Elan Indemnified Parties shall continue to have the right to be indemnified with respect to such indemnification claim until such claim for indemnification has been satisfied or otherwise resolved as provided in this Article IX.
          Section 9.4. Indemnification Procedures. (a) Upon obtaining knowledge of any claim or demand which has given rise to, or is expected to give rise to, a claim for indemnification hereunder, New Alkermes or Elan, as the case may be, shall promptly (and in any event within thirty (30) days) give written notice (“Notice of Claim”) of such claim or demand to the other. The party giving such Notice of Claim shall furnish to the other party in reasonable detail such information as the Alkermes Indemnified Parties or the Elan Indemnified Parties, as the case may be, may have with respect to such indemnification claim (including copies of any summons, complaint or other pleading which may have been served on it and any written claim, demand, invoice, billing or other document evidencing or asserting the same). Subject to the limitations set forth in Sections 9.2(b) and 9.3(b), no failure or delay by New Alkermes or Elan in the performance of the foregoing shall reduce or otherwise affect the obligation of Elan or Alkermes, respectively, to indemnify and hold the Alkermes Indemnified Parties or the Elan Indemnified Parties, respectively, harmless, except to the extent that such failure or delay shall have actually adversely affected the ability of Alkermes or Elan, as the case may be, to defend against or satisfy any Covered Losses for which the party seeking indemnification is entitled to indemnification hereunder.
          (b) If the claim or demand set forth in the Notice of Claim given pursuant to Section 9.4(a) hereof is a claim or demand asserted by a third party, the party receiving such Notice of Claim shall have fifteen (15) days after the date on which Notice of Claim is given to notify the party giving such Notice of Claim in writing of its election to defend such third party claim or demand on behalf of the party seeking indemnification. If the party receiving such Notice of Claim elects, on behalf of Alkermes or Elan, as the case may be, to defend such third party claim or demand, the party seeking indemnification shall make available to the indemnifying party and its agents and representatives all records and other materials which are reasonably required in the defense of such third party claim or demand and shall otherwise cooperate with, and assist the indemnifying party in the defense of, such third party claim or demand, and so long as Elan or Alkermes, as the case may be, is defending such third party claim in good faith, the Alkermes Indemnified Parties or Elan Indemnified Parties, as applicable, shall not pay, settle or compromise such third party claim or demand. In such case, Alkermes or Elan, as the case may be, may pay, settle or compromise such third party claim or demand (i) with the written consent of Elan or Alkermes, on behalf of the Elan Indemnified Parties or the Alkermes Indemnified Parties, as the case may be, or (ii) without such consent, so long as such settlement includes (A) an unconditional release of the Elan Indemnified Parties or the Alkermes

Indemnified Parties, as the case may be, from all Liability in respect of such claim or litigation, (B) does not subject the indemnified parties to any injunctive relief or other equitable remedy, and (C) does not include a statement or admission of fault, culpability or failure to act by or on behalf of any indemnified party. If the party receiving such Notice of Claim elects to defend such third party claim or demand, (i) such assumption will conclusively establish for purposes of this Agreement that the claims described in such Notice of Claim are within the scope of and subject to indemnification hereunder and (ii) the Alkermes Indemnified Party or the Elan Indemnified Party, as the case may be, shall have the right to participate in the defense of such third party claim or demand, at such indemnified party’s own expense. In the event, however, that such indemnified party reasonably determines that representation by counsel to the indemnifying parties of both such indemnifying parties and the indemnified party could reasonably be expected to present such counsel with a conflict of interest, then the indemnified party may employ separate counsel to represent or defend it in any such action or proceeding and the indemnifying parties will pay the fees and expenses of such counsel; provided, that Elan or Alkermes, as the case may be, shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm of attorneys (in addition to reasonably necessary local counsel) at any time for all Alkermes Indemnified Parties or Elan Indemnified Parties, as the case may be. If the party receiving such Notice of Claim does not elect to defend such third party claim or demand or does not defend such third party claim or demand in good faith, the Alkermes Indemnified Parties or Elan Indemnified Parties, as the case may be, shall have the right, in addition to any other right or remedy they may have hereunder, at the expense of Elan or Alkermes, as the case may be, to defend such third party claim or demand; provided, that (i) such Alkermes Indemnified Parties or Elan Indemnified Parties, as the case may be, shall not have any obligation to participate in the defense of, or defend, any such third party claim or demand; (ii) such Alkermes Indemnified Parties’ or Elan Indemnified Parties’, as the case may be, defense of or participation in the defense of any such third party claim or demand shall not in any way diminish or lessen the obligations of Elan or Alkermes, as applicable, under the agreements of indemnification set forth in this Article IX; and (iii) such Alkermes Indemnified Parties or Elan Indemnified Parties, as the case may be, may not settle any claim without the consent of Elan or Alkermes, respectively (which consent shall not be unreasonably withheld, conditioned or delayed).
          (c) With respect to any third party claim subject to indemnification under this Article IX: (i) both the party receiving such Notice of Claim and the Elan Indemnified Parties or Alkermes Indemnified Parties, as the case may be, shall keep the other Persons reasonably informed of the status of such third party claim and any related Actions at all stages thereof where such Person is not represented by its own counsel, and (ii) the Parties agree to render to each other such assistance as they may reasonably require of each other and to cooperate in good faith with each other in order to ensure the proper and adequate defense of any third party claim; provided, that the party receiving such Notice of Claim shall pay the reasonable out-of-pocket expenses incurred in providing such cooperation (including reasonable legal fees and disbursements) by the Party providing such cooperation but shall not be required to compensate such Party for time spent by its officers, directors, employees or agents in such cooperation.
          (d) Except for third party claims being defended in good faith, (i) Elan shall satisfy its obligations under this Article IX in respect of a valid claim for indemnification hereunder which is not contested by Elan in good faith in cash within 30 days after the date on which Notice of Claim is given and (ii) Alkermes shall satisfy its obligations under this Article IX in respect of a valid claim for indemnification hereunder which is not contested by Alkermes in good faith in cash within 30 days after the date on which Notice of Claim is given.
          Section 9.5. Limitations; Additional Procedures. (a) Elan shall have no liability for indemnification pursuant to clause (i) of Section 9.2(a) with respect to Covered Losses for which indemnification is provided thereunder, (i) that are De Minimis Damages, (ii) unless the aggregate of all Covered Losses (other than De Minimis Damages) exceeds $5,000,000 (the “Threshold”), in which case Elan shall be liable for all such Covered Losses (other than De Minimis Damages), including the amount of the Threshold or (iii) in excess of $500 million in the aggregate.
          (b) Alkermes shall have no liability for indemnification pursuant to clause (i) of Section 9.3(a) with respect to Covered Losses for which indemnification is provided thereunder, (i) that are De Minimis Damages, (ii) unless the aggregate of all Covered Losses (other than De Minimis Damages) exceeds the Threshold, in which case Alkermes shall be liable for all such Covered Losses (other than De Minimis Damages), including the amount of the Threshold or (iii) in excess of $500 million in the aggregate.
          (c) For purposes of any indemnity obligation under this Article IX with respect to any breach of any covenant or obligation, or any representation or warranty contained in this Agreement, any express qualifications or limitations set forth in such covenant or obligation, or representation or warranty, as to materiality, material adverse effect, “Business Material Adverse Effect” or “Alkermes Material Adverse Effect” (or other similar materiality qualifiers) contained therein, shall be disregarded.
          (d) The right to indemnification, reimbursement or other remedy based upon the representations, warranties, covenants and agreements contained in this Agreement shall not be affected by any investigation conducted with respect to, or any knowledge actually acquired at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with any such representation, warranty, covenant or agreement.
          (e) Notwithstanding anything herein to the contrary, no Elan Indemnified Person or Alkermes Indemnified Person shall be entitled to any indemnification or reimbursement under any provisions of this Agreement for any amount to the extent such Person or its Affiliates has been indemnified or reimbursed for such amount under any other provision of this Agreement or any Ancillary Agreement or under any insurance policy.
          (f) In no event shall Covered Losses be subject to indemnification under Sections 9.2 or 9.3 to the extent such Covered Losses were included or taken into account in the calculation of the Final Modified Working Capital or Final Net Cash Amount.
          (g) Except in the case of fraud, from and after the Closing, the exclusive remedy for any Elan Indemnified Person or Alkermes Indemnified Person for Covered Losses or other monetary damages arising from a breach of this Agreement or otherwise relating to the transactions contemplated by this Agreement (except as otherwise provided in any Ancillary

Agreement) shall be the indemnification provided under this Article IX or Article VII. There shall be no remedy at law or otherwise for De Minimis Damages arising out of the events or circumstances described in clause (i) of Sections 9.2(a) or 9.3(a). Nothing in this Agreement shall interfere with or impede a party’s right to seek equitable remedies (including specific performance or injunctive relief) to enforce any covenant in this Agreement or any Ancillary Agreement.
          (h) NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, IN NO EVENT SHALL ANY PARTY BE LIABLE FOR (A) ANY PUNITIVE DAMAGES OR (B) ANY LOST PROFITS OR CONSEQUENTIAL, SPECIAL OR INDIRECT DAMAGES; provided, however, that if an Elan Indemnified Person or Alkermes Indemnified Person is held liable to a third party based on any final judgment of a court of competent jurisdiction for any such Covered Losses and the applicable indemnifying party is obligated to indemnify such Person for the matter that gave rise to such Covered Losses, then such indemnifying party shall be liable for, and obligated to reimburse such Elan Indemnified Person or Alkermes Indemnified Person, as the case may be, for such Covered Losses.
          Section 9.6. Exclusive Tax Indemnification. Notwithstanding anything to the contrary in this Article IX, the above provisions of this Article IX shall not apply to Tax indemnification matters, which matters shall instead be governed by Article VII.
ARTICLE X
Termination
          Section 10.1. Termination. This Agreement may be terminated at any time prior to the Closing by:
          (a) Alkermes and Elan by mutual written consent;
          (b) either Alkermes or Elan if the Effective Time shall not have occurred by the close of business on 180th day following the date of this Agreement (the “Termination Date”); provided, that the right to terminate this Agreement pursuant to this Section 10.1(b) shall not be available to (i) Alkermes if its failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Termination Date or (ii) Elan, if Elan’s or one or more of its Subsidiaries’ failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Termination Date;
          (c) either Alkermes or Elan if any Governmental Authority shall have issued an order, decree or ruling or taken any other action (which such Party shall have used its reasonable best efforts to resist, resolve or lift, as applicable, in accordance with Section 5.2) permanently restraining, enjoining or otherwise prohibiting the Merger or the Reorganization, and such order, decree, ruling or other action shall have become final and nonappealable;
          (d) by either Alkermes or Elan if the Alkermes Shareholders Approval shall not have been obtained by reason of the failure to obtain the Required Alkermes Vote upon the taking of such vote(s) at a duly held meeting of shareholders of Alkermes, or at any adjournment thereof; or
          (e) by Elan, prior to the Alkermes Shareholders Meeting, if the board of directors of Alkermes shall have withdrawn or modified in any manner adverse to Elan its recommendation that the shareholders of Alkermes approve the Merger or shall have resolved to take any such action (an “Alkermes Change in Recommendation”).
          (f) By Alkermes, if Elan shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure (A) would render the condition in Section 8.2(a) or Section 8.2(b) incapable of being satisfied, and (B) is incapable of being cured or has not been cured by Elan within 20 calendar days after written notice has been given by Alkermes to Elan of such breach or failure to perform; or
          (g) By Elan, if Alkermes shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure (A) would render the condition in Section 8.3(a) or Section 8.3(b) incapable of being satisfied, and (B) is incapable of being cured or has not been cured by Alkermes within 20 calendar days after written notice has been given by Elan to Alkermes of such breach or failure to perform
          Section 10.2. Procedure and Effect of Termination. In the event of termination of this Agreement by either or both of Elan and Alkermes pursuant to Section 10.1, written notice thereof shall forthwith be given by the terminating Party to the other, and this Agreement shall thereupon terminate and become void and have no effect, and the transactions contemplated hereby shall be abandoned without further action by the Parties, except that Sections 5.1, 5.5, and 9.5(h), and Articles I, X and XI shall survive the termination of this Agreement; provided, that, except as set forth in Section 10.3, such termination shall not relieve any Party hereto of any liability for any breach of this Agreement.
          Section 10.3. Termination Payments. (a) Elan shall pay to Alkermes the Alkermes Termination Fee by wire transfer to an account of Alkermes in immediately available funds within two (2) Business Days of termination in the event that this Agreement is terminated in accordance with Section 10.1(f) or, by Elan, in accordance with Section 10.1(b), and, in the case of this clause (ii), at any time on or after the date of this Agreement and prior to such termination any EDT Acquisition Proposal shall have been made and not withdrawn or formally (and, if such EDT Acquisition Proposal was publicly made, publicly) rejected by Elan, in each case, prior to such termination.
          (b) Alkermes shall pay to Elan the Elan Termination Fee by wire transfer to an account of Alkermes in immediately available funds within two (2) Business Days of termination in the event that this Agreement is terminated: (i) by Elan due to an Alkermes Change in Recommendation pursuant to Section 10.1(e); or (ii) in accordance with Section 10.1(d) or Section 10.1(g) or, by Alkermes, in accordance with Section 10.1(b), and, in the case of this clause (ii), at any time on or after the date of this Agreement and prior to such termination any Alkermes Acquisition Proposal shall have been made and not withdrawn or formally (and, if such Alkermes Acquisition Proposal was publicly made, publicly) rejected by Alkermes, in each case, prior to such termination.
          (c) The Parties acknowledge that the agreements contained in this Section 10.3 are an integral part of the transactions contemplated by this Agreement and that without such provisions the Parties would not have entered into this Agreement. If either Alkermes or Elan, as the case may be, fails to pay the Elan Termination Fee or the Alkermes Termination Fee, as the case may be, or any portion thereof and the other Party commences a suit which results in a judgment against the Party that failed to pay for the respective Termination Fee or any portion thereof, the losing Party shall also pay the prevailing Party’s costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit, together with interest on the respective Termination Fee (or any portion thereof that has not been paid timely in accordance with this Agreement) and on the amount of such costs and expenses at the prime interest rate of Citibank, N.A. in effect on the date such payment was required to be made through the date of payment.
          (d) In the circumstances in which a Termination Fee is payable in accordance with this Section 10.3, (i) each of the Parties acknowledges and agrees that a Party’s receipt of the requisite Termination Fee from the other Party pursuant to this Section 10.3 is not a penalty, but rather is liquidated damages, in a reasonable amount that is intended to compensate the other Parties, solely in the circumstances in which such Termination Fee is payable, for efforts and resources expended and on the expectation of the consummation of the Transactions contemplated hereby, which amount would otherwise be impossible to calculate without precision, (ii) a Party’s receipt of the requisite Termination Fee from the other Party pursuant to this Section 10.3 shall be the sole and exclusive remedy of such recipient Party against the other Party, its Subsidiaries, the Financing Parties and each of their respective former, current and future Affiliates, Representatives, general and limited partners, members, managers and assignees for any loss or damage suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder, and (iii) in the event a Termination Fee is paid in accordance with this Section 10.3, none of Elan, its Subsidiaries or any of their respective former, current and future Affiliates, Representatives, general and limited partners, members, managers or assignees, on the one hand, or Alkermes, its Subsidiaries, the Financing Parties or any of their respective former, current and future Affiliates, Representatives, general and limited partners, members, managers and assignees, on the other hand, shall have any further liability or obligation to Alkermes, its Subsidiaries or the Financing Parties, on the one hand, or to Elan or its Subsidiaries, on the other hand, relating to or arising out of this Agreement, the transactions contemplated hereby, the Commitment Letter or in respect of any other document or theory of law or equity or in respect of oral representations made or alleged to be made in connection herewith or therewith; provided, that in no event shall a Party’s liability for the willful or intentional material beach or failure to perform any of its covenants or agreements in this Agreement be limited (it being understood and agreed that the failure to consummate the transactions contemplated by this Agreement in the event that all of the conditions to Closing have been satisfied or waived in accordance with this Agreement shall be deemed a willful or intentional material breach of this Agreement); provided, further, that this Section 10.3(d) shall not limit the right of any Party to seek specific performance of this Agreement pursuant to Section 11.10 and the remedies related thereto prior to the termination of this Agreement in accordance with its terms.

ARTICLE XI
Miscellaneous
          Section 11.1. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.
          Section 11.2. Governing Law; Jurisdiction and Forum; Waiver of Jury Trial. (a) This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts to be performed entirely within that State, except to the extent the laws of the Commonwealth of Pennsylvania perforce apply to the Merger.
          (b) Each of the Parties irrevocably (a) consents to submit itself to the personal jurisdiction of any state or federal court located in the City of New York, Borough of Manhattan, in the event any dispute arises out of this Agreement or any Ancillary Agreement or any of the transactions contemplated hereby or thereby, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (c) agrees that it will not bring any action relating to this Agreement or any Ancillary Agreement or any of the transactions contemplated hereby or thereby in any court other than a state or federal court sitting in the City of New York, Borough of Manhattan. Each Party further irrevocably consents to the service of process out of any of the aforementioned courts in any Action by the mailing of copies thereof by mail to such Party at its address set forth in this Agreement by registered mail, such service of process to be effective upon acknowledgment of receipt of such registered mail; provided, that nothing in this Section 11.2(b) shall affect the right of any Party to serve legal process in any other manner permitted by Law. The consent to jurisdiction set forth in this Section 11.2(b) shall not constitute a general consent to service of process in the State of New York and shall have no effect for any purpose except as provided in this Section 11.2(b). The Parties agree that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.
          (c) Notwithstanding the foregoing, each of the Parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Financing Parties, their Subsidiaries, and each of their respective former, current and future Affiliates, Representatives, general and limited partners, members, managers and assignees in any way relating to this Agreement or any of the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof). The Parties hereby further agree that New York State or United States Federal courts sitting in the borough of Manhattan, City of New York shall have exclusive jurisdiction over any action brought against any Financing Party, its Subsidiaries, and any of their respective former, current and future Affiliates, Representatives, general and limited partners, members, managers and assignees under the Commitment Letter in connection with the transactions contemplated by this Agreement and the Commitment Letter.
          (d) EACH PARTY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY ANCILLARY AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING ANY LEGAL PROCEEDING AGAINST ANY FINANCING PARTY, ITS SUBSIDIARIES, OR ANY OF THEIR RESPECTIVE FORMER, CURRENT AND FUTURE AFFILIATES, REPRESENTATIVES, GENERAL AND LIMITED PARTNERS, MEMBERS, MANAGERS AND ASSIGNEES ARISING OUT OF THE COMMITMENT LETTER, OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT. EACH PARTY CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 11.2.
          Section 11.3. Entire Agreement; Third Party Beneficiaries. This Agreement and the Ancillary Agreements, the Schedules and Exhibits hereto and thereto, and the Confidentiality Agreement contain the entire agreement between the Parties with respect to the subject matter hereof and there are no agreements, understandings, representations or warranties between the Parties other than those set forth or referred to herein. Except for Section 7.2, which is intended to benefit, and to be enforceable by, the Alkermes Tax Indemnitees, Section 9.2 which is intended to benefit, and be enforceable by, the Alkermes Indemnified Parties, Section 9.3 which is intended to benefit, and be enforceable by, the Elan Indemnified Parties, Sections 11.2(c) and (d) which are intended to benefit, and be enforceable by, the Financing Parties and each of their Affiliates, equityholders, directors, employees, agents and advisors, this Agreement is not intended to confer upon any Person not a Party hereto (and their successors and assigns permitted by Section 11.6) any rights or remedies hereunder.
          Section 11.4. Expenses. Except as set forth in this Agreement, including Section 10.3 hereof, and the Ancillary Agreements, whether the Merger is or is not consummated, all legal, investment banking and other costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses. For the avoidance of doubt, any costs incurred in connection with the Agreement and the transactions contemplated hereby by Elan and its Subsidiaries, (including New Alkermes or the New Alkermes Group Entities) prior to the Closing, including any arrangements referred to in Section 3.15 with respect to the Elan Financial Advisors (including any indemnity obligations to the Elan Financial Advisors), shall be deemed incurred by Elan or one or more of the Continuing Affiliates, and not by any of Alkermes, New Alkermes or the New Alkermes Group Entities. Notwithstanding the foregoing, (i) all filing fees paid in respect of the Alkermes Proxy Statement and the Registration Statement, (ii) printing and mailing costs related to the preparation, printing and dissemination of the Alkermes Proxy Statement, the prospectus contained in the Registration Statement, and (iii) all filing fees paid in connection with the antitrust filings made pursuant to Section 5.2(c), shall be borne equally by Elan and Alkermes.

          Section 11.5. Notices. All notices hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered personally, sent by documented internationally-recognized overnight delivery service or, to the extent receipt is confirmed, telecopy, facsimile or other electronic transmission service to the appropriate address or number as set forth below.
Notices to Elan shall be addressed to:
Elan Corporation, plc
Treasury Building
Lower Grand Canal Street
Dublin 2
Ireland
Attn.: Company Secretary
Fax No.: + 353 1709 4713
with a copy (which shall not constitute notice) to:
Cahill Gordon & Reindel LLP
80 Pine Street
New York, NY 10005
Attn.: Christopher T. Cox, Esq.
Fax No.: +1 212 269-5420
and to:
A&L Goodbody Solicitors
25/28 International Financial Services Centre
North Wall Quay
Dublin 1
Ireland
Attn.: John Given
Fax No.: + 353 1 649 2649
or at such other address and to the attention of such other person as Elan may designate by written notice to Alkermes.
Notices to Alkermes or New Alkermes (after the Closing) shall be addressed to:
Alkermes, Inc.
852 Winter Street
Waltham, MA 02451
Attn.: General Counsel
Fax No.: +1 781 609-6255

with a copy (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
Attn.: Daniel S. Sternberg, Esq.
          William A. Groll, Esq.
Fax No.: +1 212 225-3999
and to:
Arthur Cox
Earlsfort Centre
Earlsfort Terrace
Dublin 2, Ireland
Attn.: Christopher P.J. McLaughlin
Fax No.: + 353 1 616 3901
or at such other address and to the attention of such other person as Alkermes may designate by written notice to Elan.
          Section 11.6. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns; provided, that no Party may assign its rights or delegate any or all of its obligations under this Agreement, by operation of law or otherwise, without the express prior written consent of each other Party. Any assignment in violation of the proviso in the preceding sentence shall be null and void.
          Section 11.7. Headings; Definitions. The section and article headings contained in this Agreement are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement.
          Section 11.8. Amendments and Waivers. This Agreement may not be modified or amended except by an instrument or instruments in writing signed by the Party against whom enforcement of any such modification or amendment is sought. Any Party may, only by an instrument in writing, waive compliance by another Party with any term or provision of this Agreement on the part of such other Party to be performed or complied with. The waiver by any Party of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach.
          Section 11.9. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, insofar as the foregoing can be accomplished without preventing the Parties from realizing the major portion of the economic benefits of the Merger that they currently anticipate obtaining therefrom. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.
          Section 11.10. Specific Performance. The Parties agree that irreparable damage would occur in the event that any Party fails to consummate the transactions contemplated by this Agreement in accordance with the terms of this Agreement and that the Parties shall be entitled to specific performance in such event, in addition to any other remedy at law or in equity.

          IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date first written above.

ELAN CORPORATION, PLC
By:	/s/ William F. Daniel
	Name:	William F. Daniel
	Title:	EVP & Company Secretary

ANTLER SCIENCE TWO LIMITED
By:	/s/ William F. Daniel
	Name:	William F. Daniel
	Title:	Director

ELAN SCIENCE FOUR LIMITED
By:	/s/ William F. Daniel
	Name:	William F. Daniel
	Title:	Director

EDT PHARMA HOLDINGS LIMITED
By:	/s/ William F. Daniel
	Name:	William F. Daniel
	Title:	Director

EDT US HOLDCO INC.
By:	/s/ John L. Donahue
	Name:	John L. Donahue
	Title:	Vice President & Secretary

[Merger Agreement Signature Page]

ANTLER ACQUISITION CORP.
By:	/s/ John L. Donahue
	Name:	John L. Donahue
	Title:	Vice President & Secretary

ALKERMES, INC.
By:	/s/ Gordon G. Pugh
	Name:	Gordon G. Pugh
	Title:	Senior Vice President, Chief Operating Officer

By:	/s/ James M. Frates
	Name:	James M. Frates
	Title:	Senior Vice President, Chief Financial Officer and Treasurer

[Merger Agreement Signature Page]